

2025
Annual Report

—

ANNUAL MEETING OF STOCKHOLDERS

WILLIAMS-SONOMA, INC.

LETTER TO STOCKHOLDERS

2025 ANNUAL REPORT

WILLIAMS-SONOMA, INC.

POTTERY BARN   POTTERY BARN KIDS   POTTERY BARN TEEN   WEST ELM   WILLIAMS SONOMA   WILLIAMS SONOMA HOME   MARK AND GRAHAM   REJUVENATION   GREENROW   DORMIFY

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Dear Stockholders:

2025 was an outstanding year for our company. We delivered strong performance across our portfolio of brands, gained market share, and continued to strengthen the competitive advantages that set Williams-Sonoma, Inc. apart.

In 2025, comparable brand revenue grew 3.5%, operating margin was 18.1%, and diluted earnings per share rose to a record $8.84. We achieved these results in a dynamic environment, where interest rates remained elevated and the housing market stayed soft. The geopolitical and tariff landscape was uncertain and unpredictable. Even with those headwinds, we continued to grow profitably, invest in the business, and deliver for our customers and investors.

This outperformance was driven by the strength of our operating model and the power of our brands. We are not competing on price, but rather are competing on design authority, aspiration, quality, design, and service. That starts with our in-house design capabilities and our vertically integrated sourcing and supply chain organization. It is reinforced by our omni-channel execution and our focus on delivering a great customer experience.

We continued to operate with discipline, while maintaining a lower promotional posture, increasing our full-price selling. We also captured supply chain efficiencies and stayed focused on productivity. Artificial intelligence became a meaningful driver of efficiency across the company, from customer service, to inventory forecasting, and to delivery optimization.

Tariff Environment

The tariff environment was uncertain and unpredictable in 2025, and we expect it will remain so in 2026. We will continue to execute our mitigation actions, including vendor negotiations, re-sourcing where it makes sense, supply chain and productivity improvements, and select pricing actions where we believe we offer strong value. We will also remain flexible so we can adjust quickly as the tariff landscape evolves.

Our Priorities for 2026

As we enter 2026, we are focused on accelerating growth, delivering world-class customer service, and driving earnings.

On accelerating growth, we will continue to invest in product newness and innovation, expand our furniture assortments, and build brand heat through collaborations and storytelling. We will also continue to expand our growth engines, including business-to-business and our emerging brands. Additionally, we will continue to focus on the customer experience across both digital and retail, supported by more personalization and improved design services.

On delivering world-class customer service, we will keep pursuing the perfect order. We will focus on improving in-stocks, delivery performance, and quality, while reducing returns, damages, and customer accommodations. AI will play an important role as we seek to improve speed, consistency, and efficiency across service and operations.

On driving earnings, we will continue to emphasize full-price selling, improve margin through sourcing and supply chain efficiencies, and stay disciplined on costs and productivity. We will also continue to reinvest in our business to support long-term growth and profitability.

Returning Value to Stockholders

Our strong financial performance supports continued investment in growth and a committed approach to returning value to our stockholders. In 2025, we generated $1.1 billion in free cash flow and returned nearly $1.2 billion to stockholders through $854 million of stock repurchases and $316 million of cash dividends. We ended the year with a strong balance sheet and the flexibility to navigate uncertainty while investing for the long term.

Closing

We are proud of what we achieved in 2025. We delivered strong results in a challenging environment, strengthened our brands, and continued to build a resilient operating model. Looking ahead, we are confident in our competitive advantages and our strategies. We will stay focused, remain flexible, and continue to execute with a long-term mindset.

On behalf of our leadership team and our Board of Directors, thank you for your continued support and confidence in Williams-Sonoma, Inc.

Very truly yours,

<table>
<tr><td align="center">Laura Alber</td><td align="center">Scott Dahnke</td></tr>
<tr><td align="center">President, Chief Executive Officer and Director</td><td align="center">Board Chair</td></tr>
</table>

 

This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" on page 1 of our Annual Report on Form 10-K for the fiscal year ended February 1, 2026, which is part of this Annual Report to Stockholders, for important cautionary language regarding these statements.

FORM 10-K

2025 ANNUAL REPORT

WILLIAMS-SONOMA, INC.

POTTERY BARN   POTTERY BARN KIDS   POTTERY BARN TEEN   WEST ELM   WILLIAMS SONOMA   WILLIAMS SONOMA HOME   MARK AND GRAHAM   REJUVENATION   GREENROW   DORMIFY

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2026.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-14077

WILLIAMS-SONOMA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2203880**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3250 Van Ness Avenue, San Francisco, CA	**94109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(415) 421-7900**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock, par value $.01 per share	**WSM**	**New York Stock Exchange, Inc.**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐

Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of August 3, 2025, the approximate aggregate market value of the registrant's common stock held by non-affiliates was $22,608,389,080 based on the closing sale price as reported on the New York Stock Exchange on such date. It is assumed for purposes of this computation that an affiliate includes all persons as of August 3, 2025 listed as executive officers and directors with the Securities and Exchange Commission. This aggregate market value includes all shares held by non-affiliates in the Williams-Sonoma, Inc. Stock Fund within the registrant's 401(k) Plan.

As of March 22, 2026, 119,016,049 shares of the registrant's common stock were outstanding.

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DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, have been incorporated in Part III hereof.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the letter to stockholders contained in this Annual Report contain forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and operating results to differ materially from those expressed or implied by such statements. Such forward-looking statements include, without limitation, statements related to: our ability to provide products that are designed and built for durability and longevity at competitive prices; changes in and the related impact of U.S. (federal, state and local) and international tax laws and trade policies and regulations; our ability to mitigate current and potential future tariffs; the complementary nature of our e-commerce and retail channels; the plans, strategies, initiatives and objectives of management for future operations; our ability to execute strategic priorities and growth initiatives, including those regarding digital leadership, product and technology innovation, cross-brand initiatives, retail transformation and operational excellence; the strength of our business and our brands; our marketing efforts; our ability to provide world-class customer service through supply chain improvements; our belief that our key differentiators, growth strategies and the efficiencies of our operating model will allow us to reduce costs and manage inventory levels in both the short- and long-term; the highly competitive nature of our industry; our beliefs about our competitive advantages and areas of potential future growth in the market; the seasonal variations in demand; our ability to recruit, retain and motivate skilled personnel; our ability to protect our intellectual property rights; our ability to comply with the laws, rules and regulations of the U.S. and multiple foreign jurisdictions in which we operate; factors, including but not limited to general economic conditions, inflationary pressures, consumer disposable income, rising fuel prices, recession and fears of recession, unemployment, war and fears of war, adverse weather, availability of consumer credit, conditions in the housing market, elevated interest rates, and consumer confidence in current and future economic conditions that can affect consumer spending; the impact of periods of decreased home purchases; challenges we may face growing our business-to-business division; our ability to anticipate consumer preferences and buying trends overall and as they relate to specific brands; effective inventory management; timely and effective sourcing of merchandise from our foreign and domestic suppliers and delivery of merchandise through our supply chain to our stores and customers; factors, including but not limited to fuel costs, labor disputes, union organizing activity, geopolitical instability, and acts of terrorism and war, that can affect the global supply chain, including our third-party providers; our belief in the adequacy of our facilities and the availability of suitable additional or substitute space; our ability to successfully manage our order-taking and fulfillment operations; our ability to protect our brand reputation; our ability to respond to the growing use of and also adopt new technologies, including artificial intelligence; changes to our technology; uncertainties in e-marketing infrastructure and regulation; our belief in the reasonableness of the steps taken by us and our suppliers to protect the security and confidentiality of the information we collect; multi-channel and multi-brand complexities; our retail initiatives; our brands, products and related initiatives, including our ability to introduce new products, product lines, brands, and brand extensions, and bring in new customers; our belief in the ultimate resolution of current legal proceedings; challenges associated with our global presence and expansion efforts; shortages of raw materials used to make our products; the impact of non-adherence by our suppliers to our global compliance program and quality control standards; the effects of fluctuations in foreign currency rates and the impact of our hedging against such risks; our ability to maintain proper and effective internal controls; our compliance with financial covenants; disruptions in the financial markets; our ability to control employment, advertising, occupancy and other operating costs; the adequacy of our insurance coverage; our stock repurchase program; payment of dividends; the impact of new accounting pronouncements; our belief that our cash on hand and available credit facilities will provide adequate liquidity for our business operations; our belief regarding the effects of potential losses under our indemnification obligations; the effects of changes in our inventory reserves; our ability to deliver core-brand growth and growth from our emerging brands; our ability to drive long-term sustainable returns; our capital allocation strategy in fiscal 2026; our planned use of cash in fiscal 2026; projections of earnings, revenues, growth and other financial items; and statements of belief and statements of assumptions underlying any of the foregoing. You can identify these and other forward-looking statements by the use of words such as "will," "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms, or other comparable terminology.

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under the heading "Risk Factors" in Part I, Item 1A hereto and the risks, uncertainties and assumptions discussed from time to time in our other public filings with the SEC, which are available on the SEC's website at www.sec.gov. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

WILLIAMS-SONOMA, INC.
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED FEBRUARY 1, 2026

TABLE OF CONTENTS

Form 10-K

PART I

ITEM 1. BUSINESS

OVERVIEW

Williams-Sonoma, Inc., (the "Company", "we", or "us") incorporated in 1973, is an omni-channel specialty retailer of high-quality products for the home.

In 1956, our founder, Chuck Williams, turned a passion for cooking and eating with friends into a small business with a big idea. He opened a store in Sonoma, California to sell the French cookware that intrigued him while visiting Europe but that could not be found in America. Chuck's business, which set a standard for customer service, took off and helped fuel a revolution in American cooking and entertaining that continues today.

In the decades that followed, our commitment to product quality, our ability to identify new market opportunities and our people-first business approach have driven our expansion beyond the kitchen into nearly every area of the home, as well as the places where our customers work, stay and play. Our in-house design capabilities and vertically integrated sourcing organization allow us to deliver high-quality, lasting products at competitive prices. Through our e-commerce platform, our in-house marketing and data analytics teams optimize our digital spend and customer connections. We have expanded our in-store services to not only provide world-class customer service but to also serve as design centers and omni-fulfillment hubs.

We are the world's largest digital-first, design-led and sustainable home retailer. Our brands — Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation, Mark and Graham, and GreenRow — represent distinct merchandise strategies that are marketed through e-commerce, direct-mail catalogs, retail stores, and business-to-business. These brands collectively support The Key Rewards, our loyalty and credit card program that offers members exclusive benefits. We operate in the U.S., Puerto Rico, Canada, Australia and the United Kingdom and have unaffiliated franchisees that operate stores in Mexico, South Korea, India and the Philippines, as well as e-commerce websites in certain locations.

We are focused on three key priorities — accelerating growth, delivering world-class customer service and driving earnings. We believe our growth will be driven by our business strategies in each of our core businesses, our business-to-business division and our emerging brands. We continue to improve our world-class customer service by driving supply chain improvements, with a focus on reduced out-of-market and multiple shipments, fewer customer accommodations, lower returns and damages, and reduced replacements. Additionally, we see opportunity to drive margin by focusing on full-price selling and cost negotiations. We have a powerful portfolio of brands, serving a range of categories, aesthetics and life stages, and we have built a strong omni-channel platform and infrastructure, which will position us well for the next stage of growth.

Williams Sonoma
From the beginning, our namesake brand, Williams Sonoma, has been bringing people together around food. A leading specialty retailer of high-quality products for the kitchen and home, the brand seeks to provide world-class service and an engaging customer experience. Williams Sonoma products offer everything for cooking, dining and entertaining, including: cookware, tools, electrics, cutlery, tabletop and bar, food, outdoor, furniture and a vast library of cookbooks. Williams Sonoma Home, a premium concept that offers classic home furnishings and decorative accessories, extends the Williams Sonoma lifestyle beyond the kitchen into nearly every room of the home.

Pottery Barn
Established in 1949 and acquired by Williams-Sonoma, Inc. in 1986, Pottery Barn is a premier omni-channel home furnishings retailer. America's most meaningful, beautiful design source, Pottery Barn brings together good products, people and values — seeking inspiration, quality and world-class customer service in everything the brand does. Thoughtfully designed and crafted to last, Pottery Barn's furniture, bedding, lighting, rugs, table essentials, decorative accessories and more can be loved for a lifetime.

Pottery Barn Kids

Founded in 1999, Pottery Barn Kids' mission is to bring the utmost in quality, safety and style into every family's home. Kids are, and have always been, the inspiration behind Pottery Barn Kids. Pottery Barn Kids' products are designed to meet the highest child safety standards and are expertly crafted from the best materials to last beyond the childhood years.

West Elm

Born in Brooklyn, New York, in 2002, West Elm is dedicated to transforming people's spaces through creativity, style and purpose. West Elm creates unique, modern and affordable home décor and curates a selection of goods that are crafted by makers from across the world.

Pottery Barn Teen

Launched in 2003, Pottery Barn Teen is the first home concept to focus exclusively on the teen market and offers a collection of long-lasting furniture and stylish decor. The brand's mission is to bring the best in quality, style and value to every teen's bedroom, dorm and more.

Rejuvenation

Rejuvenation, founded in 1977, was acquired by Williams-Sonoma, Inc. in 2011. Headquartered in Portland, Oregon, the brand offers a broad assortment of lighting, hardware, furniture and home décor inspired by history, designed for today and crafted to last for years to come. Rejuvenation's made-to-order lighting and hardware are manufactured at and distributed from its Portland facility.

Mark and Graham

Established in 2012, Mark and Graham is a leading monogrammed lifestyle brand offering thoughtfully designed personalized products and custom gifts for every stage of life, across home, travel, pet, and baby and kids. The digitally-native brand is known for its high-quality, in-house designed collections, spanning decor, luggage, handbags and everyday essentials, all customizable with hundreds of monograms.

GreenRow

Launched in 2023, GreenRow specializes in the use of sustainable materials and artisan manufacturing practices. The brand works with a world-class network of makers to create a collection of vibrant, vintage-inspired pieces, responsibly sourced and designed to last.

OPERATIONS

As of February 1, 2026, we operated the following brands: Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation, Mark and Graham, and GreenRow. These brands represent distinct merchandise strategies and sell our products through our e-commerce websites, direct-mail catalogs, retail stores and business-to-business. Our e-commerce and retail businesses complement each other by meeting customers where they are; building brand awareness and acting as effective advertising vehicles. Our ability to leverage insights, our omni-channel positioning and our marketing efforts, focused on digital advertising complemented by targeted catalogs, drive sales to each of our channels. Consistent with our published privacy policies, we leverage our proprietary customer file, which is a unified view of customers across our brands and channels, for digital, email and catalog marketing purposes, augmented by models developed by our in-house marketing and data analytics teams. Our retail stores serve as billboards for our brands, which we believe inspire new and existing customers to shop in stores and online. We operate 506 stores, which include 473 stores in 41 states, Washington, D.C. and Puerto Rico, 18 stores in Canada, 13 stores in Australia and 2 stores in the United Kingdom. We also have multi-year franchise agreements with third parties in Mexico, South Korea, India and the Philippines that operate 90 franchised locations as well as e-commerce websites in certain locations.

SUPPLIERS

We purchase most of our merchandise from numerous foreign and domestic manufacturers and importers, the largest of which accounted for approximately 3% of our purchases during fiscal 2025. Approximately 19% of our products were produced in the U.S. in fiscal 2025. The remaining 81% of our merchandise purchases were sourced from foreign suppliers, with approximately 19% from China, 16% from Vietnam, 15% from India, and 31% from the rest of the world. Merchandise purchases in fiscal 2025 from Mexico and Canada were not significant. Substantially all of these purchases were negotiated and paid for in U.S. dollars. We manufacture merchandise, primarily upholstered furniture and lighting, at our facilities located in Mississippi, North Carolina, and Oregon.

The current macroeconomic environment is uncertain, and we are subject to risks that may disrupt our supply chain operations or regionalization efforts, such as tariffs, foreign currency exchange rate fluctuations, increasing labor costs and union organizing activity. Despite these challenges, we believe our key differentiators, growth initiatives and the strength of our operating model to control costs and manage inventory levels leave us well-positioned to mitigate these costs in both the short- and long-term. Refer to Item 1A. Risk Factors and to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion on the effect the global supply chain disruption has had and may have on our results of operations.

COMPETITION AND SEASONALITY

The specialty e-commerce and retail businesses are highly competitive. Our e-commerce websites, direct-mail catalogs and retail stores compete with other retailers, including e-commerce retailers, large department stores, discount retailers, specialty retailers offering home-centered assortments and other direct-mail catalogs. The continued shift to e-commerce has encouraged the entry of many new competitors, including those with new business models and discount retailers selling undifferentiated products at reduced prices, as well as increased competition from established companies. We compete on the basis of our brand authority, the quality of our merchandise and customer service, our proprietary customer list, e-commerce websites and marketing capabilities, and the location and appearance of our stores, as well as our in-house design, digital-first channel strategy and values. Our in-house teams design our proprietary products and work with our talented suppliers to bring high-quality, lasting products to market through our high-touch multi-channel platform.

Our business is subject to substantial seasonal variations in demand. Historically, a significant portion of our net revenues and net earnings have been realized during our peak selling season, the period from October through January, and levels of net revenues and net earnings have typically been comparatively lower during the period from February through September. We believe this is the general pattern within our industry. In preparation for and during our peak selling season, we hire a substantial number of additional temporary associates, primarily in our retail stores, customer care centers and distribution facilities.

OUR VALUES

Our values create our culture and drive us to foster an engaging workplace. Our foundational values are:
- *People First:* We are committed to an environment that attracts, motivates, and recognizes high performance.
- *Integrity*: We operate with integrity and ethics as we enhance the lives of our stakeholders, communities, and the environment.
- *Customers*: We are here to serve our customers — without them, nothing else matters.
- *Quality*: We take pride in everything we do. From our products to the experience and service we provide — quality is our signature.
- *Profit*: We are committed to providing a superior return to our stockholders. It's everyone's job.

People First
As part of our People First value, we believe investing in and taking care of our people is vital to our success. We are merit-based, and we prioritize offering competitive rewards, fostering an engaging workplace and supporting the growth and well-being of our associates.

As of February 1, 2026, we had approximately 19,800 employees, who we refer to as associates, who are a mix of full-time, part-time and seasonal team members. To support peak selling season, we hire part-time and seasonal associates, primarily in our retail stores, customer care centers and distribution facilities. None of our associates are represented by a collective bargaining agreement.

Associate Engagement

We engage with associates throughout the year to collect feedback with surveys and in-person, facilitated roundtable discussions, which we use to improve the experience of our teams. Our human resources department maintains an open-door policy for associates to report concerns, and we provide an anonymous reporting hotline, which is available in multiple languages and managed by an independent company. We strive to deliver a workplace experience in which the quality of our engagement with fellow associates, business partners and customers matches the quality of the products and services we bring to the market.

Talent Development and Career Mobility

We invest in our associates through accessible resources and structured training programs that help them to navigate and foster meaningful careers. We offer the opportunity to do impactful work and learn on the job, supplemented by programs designed to build individual, team and leadership skills. We offer in-person and online learning, as well as professional development courses, such as goal setting and leadership training. Our Advisor Program matches associates and leaders from across the Company to form advisor/advisee relationships, providing associates with career guidance and support in working through career aspirations and development goals. We also host learning programs to further build skills and career opportunities for associates, notably focused on design, technical and core retail skills. We foster other team-based programs to develop talent at all levels of the Company, supplying associates with new skills and training. Through these programs, we give our associates the tools to succeed, continue learning and develop their careers while building a strong talent bench to support our future success.

We have a transparent process to post open jobs throughout the Company and communicate opportunities for individuals to be considered for career advancement both within their current teams and across the Company. We conduct annual reviews to identify talent development actions as well as areas of strength and opportunities within our succession plans. Together, these actions enable us to maintain a strong talent pipeline internally.

Safety/Health and Wellness

We prioritize providing a safe and healthy work environment for our associates and customers. Aligned with our values, we strive to continuously improve our work environments to keep our associates and customers as safe as possible. Our efforts include:
  • Incident and hazard reporting;
  • Standard operating procedures aimed at reducing risk of injury;
  • Associate and management training;
  • Promotion of best practices; and
  • Measurement of key safety metrics.

Additionally, we have several systems under which associates can report incidents or discrimination confidentially or anonymously and without fear of reprisal.

Compensation and Benefits

We offer a competitive total rewards package designed to put our associates' health and well-being, and that of their families, at the forefront. Depending on position and location, associates may be eligible for: 401(k) plan, with company matching, and other investment opportunities; paid time-off (vacations, holidays and sick leave); health, dental and vision insurance; health and dependent care tax-free spending accounts; medical, family and bereavement leave; paid maternity/primary caregiver benefits; tax-free commuter benefits; wellness programs including telehealth visits; associate merchandise discount; access to free mental health services; an annual short-term incentive program; long-term equity awards; paid time off to volunteer; and matching donations to qualifying nonprofit organizations. As we strive to keep health care affordable, we are looking to minimize cost increases to associates while adding high-value offerings that take care of our associates' physical, mental and financial well-being.

Community Involvement

We support our communities through our associates' time and leadership, and we provide eight hours of paid Community Involvement Time each year to eligible associates. Additionally, we provide opportunities for associates to volunteer their time and talents with curated in-person events that support our local and national nonprofit partners. We believe volunteering deepens our presence in the community, enhances our relationships with customers and strengthens associate engagement.

Product Sustainability

Our focus on sustainable products that are designed and built for durability and longevity adds value to our business and is a competitive advantage. We know that customers prefer high quality, sustainable products that last, based on product sales and customer surveys. As a multinational retailer with a global supply chain, we are committed to energy efficiency, supplier engagement and preferred raw materials. In 2025, our work in this regard continued to earn recognition across our industry.

INTELLECTUAL PROPERTY

We regard our intellectual property assets and proprietary rights as key factors to our success, and we rely on trademark, copyright and patent laws, trade secret protection, and confidentiality and/or license agreements to protect our valuable rights. Generally, exclusive rights to our intellectual property assets are held by Williams-Sonoma, Inc. and are used by our subsidiaries and franchisees under licenses. As of February 1, 2026, we own and/or have applied to register approximately 220 unique trademarks or service marks in the U.S. as well as in 95 additional jurisdictions. These marks include our brand names as well as the names and branding of certain key products and services. Our brand names including "Williams Sonoma," "Pottery Barn," "pottery barn kids," "Pottery Barn Teen," "west elm," "Williams Sonoma Home," "Rejuvenation," "Mark and Graham" and "GreenRow" are of material importance to us. Trademarks are generally valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. As of February 1, 2026, we also own approximately 380 patents in connection with certain product designs, inventions and proprietary technology. Patents in the U.S. are generally valid for 15 to 20 years as long as their registrations are properly maintained. In addition, as of February 1, 2026, we own over 1,200 copyright registrations at the U.S. Copyright Office and numerous Internet domain names, including "williams-sonoma.com," "potterybarn.com," "potterybarnkids.com," "potterybarnteen.com," "westelm.com," "wshome.com," "williams-sonomainc.com," "rejuvenation.com," "markandgraham.com" and "greenrow.com." We also own numerous trade dress rights, trade secrets and other legal rights to our proprietary designs, product packaging, catalogs, website designs, e-commerce technologies and store designs, among other things. Collectively, the intellectual property rights and proprietary technology that we hold are of material importance to us.

REGULATION

As a company with global operations, we are subject to the laws of the U.S. and multiple foreign jurisdictions in which we operate and the rules and regulations of various governing bodies, which may differ among jurisdictions. Compliance with these laws, rules and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations or competitive position as compared to prior periods. Also see the section entitled "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The Securities and Exchange Commission ("SEC") maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Williams-Sonoma, Inc. and other companies that file materials electronically with the SEC. Our annual reports, Forms 10-K, Forms 10-Q, Forms 8-K and proxy and information statements, and any amendments thereto, are also available, free of charge, on our website at www.williams-sonomainc.com.

Investors and others should note that we announce material financial and operational information to our investors on our Investor Relations website (http://ir.williams-sonomainc.com) and through press releases, SEC filings, public conference calls and webcasts. We and our brands may also use LinkedIn as a means of disclosing information about Williams-Sonoma and for complying with disclosure obligations under Regulation FD. Information on our websites and any information posted on LinkedIn is not, and will not, be deemed a part of this report or incorporated into any other filings we make with the SEC, unless expressly noted.

ITEM 1A. RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this report and in our other public filings before investing in our common stock. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially, which could cause the market price of our stock to decline, perhaps significantly.

Risk Factor Summary

The following is a summary of the risks and uncertainties that could cause our business, financial condition or operating results to be harmed. We encourage you to carefully review the full risk factors contained in this report in their entirety for additional information regarding these risks and uncertainties.

Risks Related to Our Business

- *We are unable to control many of the factors affecting consumer spending, and declines in consumer spending on home furnishings and kitchen products in general could reduce demand for our products.*
- *If we are unable to identify and analyze factors affecting our business and anticipate changing consumer preferences and buying trends our sales levels and operating results may decline.*
- *Our business and operating results may be harmed if we are unable to manage our inventory and timely and effectively deliver merchandise to our stores and customers.*
- *Our inability to successfully manage our order-taking and fulfillment operations could have a negative impact on our business and operating results.*
- *We must protect and maintain our brand image and reputation.*
- *Our industry is highly competitive and we face increased competition based on a number of factors that could negatively impact our sales.*
- *Our facilities and systems, as well as those of our suppliers, are vulnerable to natural disasters, adverse weather, climate change, technology issues and other unexpected events, any of which have resulted and could result in an interruption in our business and harm our operating results.*
- *Our aspirations, goals and disclosures related to our sustainability initiatives expose us to numerous risks, including risks to our reputation and stock price.*
- *Our business is subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to numerous risks.*
- *If we are unable to effectively manage our e-commerce business and digital marketing efforts, our reputation and operating results may be harmed.*
- *Declines in our comparable brand revenues may harm our operating results and cause a decline in our stock price.*
- *Our inability to successfully manage the costs and performance of our advertising might have a negative impact on our business.*
- *If we are unable to successfully manage the complexities associated with an omni-channel and multi-brand business, we may suffer declines in our existing business and our ability to attract new customers.*
- *A number of factors that affect our ability to successfully open new stores or close existing stores are beyond our control.*
- *If we are unable to protect against inventory shrink, loss of other assets and fraud, our results of operations and financial condition could be adversely affected.*
- *Our inability or failure to adequately secure or protect our intellectual property rights could negatively impact our business.*
- *We face disruption risks related to the outsourcing of certain aspects of our business to third parties, as well as challenges related to the insourcing of certain business functions.*
- *The operation and growth of our business may be harmed if we are unable to retain key associates, attract qualified personnel and manage employment-related costs.*

- *If we are unable to introduce new brands and brand extensions successfully, or to reposition or close existing brands, our business and operating results may be negatively impacted.*
- *We may be subject to legal proceedings that could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.*

Risks Related to Technology

- *We are exposed to cybersecurity risks and costs associated with credit card fraud, identity theft and business interruption that could cause us to incur unexpected expenses and loss of revenue.*
- *We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations.*
- *We are undertaking certain systems changes that might disrupt our business operations.*

Risks Related to Our Suppliers and Our Global Operations

- *Our dependence on foreign suppliers and our increased global operations subject us to a variety of risks and uncertainties that could impact our operations and financial results.*
- *We depend on foreign suppliers and third-party agents for timely and effective sourcing of our raw materials and merchandise, and we may not be able to acquire such products in appropriate quantities and at acceptable prices to meet our needs.*
- *Our suppliers may fail to meet our quality control standards and test protocols or may fail to comply with applicable laws and regulations, which could result in delays or a product recall and could damage our reputation and negatively affect our operations and financial results.*
- *Our efforts to expand globally may not be successful and could negatively impact the value of our brands.*
- *Our global operations present unique risks, and our inability to effectively manage the risks and challenges inherent in a global business could adversely affect our business, operating results and financial condition and growth prospects.*

Risks Related to Taxes and Tariffs

- *Any significant changes in tax, trade or other policies in the U.S. or other countries could have a material adverse effect on our results of operations.*
- *Changes to tariffs could result in increased prices and/or costs of goods or delays in products received from our vendors and could adversely affect our results of operations.*
- *Fluctuations in our tax obligations and effective tax rate may result in volatility of our operating results.*
- *Our business may be subject to evolving sales and other tax regimes in various jurisdictions, which may harm our business.*

Risks Related to Our Financial Statements and Liquidity

- *If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and our investors' views of us could be harmed.*
- *In preparing our financial statements we make certain assumptions, judgments and estimates that affect the amounts reported, which, if not accurate, may impact our financial results.*
- *We may require funding from external sources, which may not be available at the levels we require, or may cost more than we expect, and, as a consequence, our expenses and operating results could be negatively affected.*
- *Disruptions in the financial markets may adversely affect our liquidity and capital resources and our business.*
- *Our operating results may be harmed by unsuccessful management of our operating costs, including costs related to employment, advertising and occupancy.*
- *Changes to accounting rules or regulations may adversely affect our operating results.*
- *Changes to estimates related to our future financial projections may cause us to incur impairment charges related to our long-lived assets for our retail store locations and other property and equipment, including information technology systems, as well as goodwill and intangible assets.*

General Risk Factors

- *Our inability to obtain commercial insurance at acceptable rates or our failure to adequately reserve for self-insured exposures might increase our expenses and have a negative impact on our business.*
- *If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our stock price may decline.*
- *A variety of factors may cause our quarterly operating results to fluctuate, leading to volatility in our stock price.*
- *If we are unable to pay quarterly dividends or repurchase our stock at intended levels, our reputation and stock price may be harmed.*


Risks Related to our Business


We are unable to control many of the factors affecting consumer spending, and declines in consumer spending on home furnishings and kitchen products in general could reduce demand for our products.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, inflationary pressures, consumer disposable income, rising fuel prices, recession and fears of recession, unemployment, war and fears of war (including the recent conflict with Iran), outbreaks of disease, adverse weather, availability and cost of consumer credit, consumer debt levels, conditions in the housing market, elevated interest rates, sales tax rates and rate increases, consumer confidence in future economic and political conditions, and consumer perceptions of personal well-being and security. In particular, past economic downturns and inflationary pressures have led to decreased discretionary spending, which adversely impacted our business. An uncertain economic environment could also cause our suppliers to go out of business or our banks to discontinue lending to us or our suppliers, or it could cause us to undergo restructurings, any of which could adversely impact our business and operating results. Adverse changes in factors affecting discretionary consumer spending or decreases in consumer spending on home products during periods of decreased home purchases, such as in the current environment, have reduced and may in the future reduce consumer demand for our products, thus reducing our sales and harming our business and operating results. These factors have affected, and may in the future affect, our various brands and channels differently.

Additionally, as we continue to grow our business-to-business division, which targets commercial businesses across a number of verticals, including commercial furniture and hospitality, we are exposed to risks related to changes in our business-to-business customers' discretionary spending, the timing of their budget cycles and purchasing decisions, and payment schedules. Negative changes in factors affecting our business-to-business customers' discretionary spending may decrease demand for our business-to-business services, which could reduce our sales and harm our business and operating results.

If we are unable to identify and analyze factors affecting our business and anticipate changing consumer preferences and buying trends, our sales levels and operating results may decline.

Our success depends, in large part, upon our ability to identify and analyze factors affecting our business and to anticipate and respond in a timely manner to changing merchandise trends and customer demands in order to maintain and attract customers. For example, in the specialty home products business, style and color trends are constantly evolving. As a result, consumer preferences cannot be predicted with certainty and may change between selling seasons. We must be able to stay current with preferences and trends in our brands and address the customer tastes for each of our target customer demographics. Additionally, changes in customer preferences and buying trends may affect our brands differently. We must also be able to identify and adjust the offerings in each of our brands to cater to customer demands. For example, a change in customer preferences for children's room furnishings may not correlate to a similar change in buying trends for other home furnishings. If we misjudge either the market for our merchandise or our customers' purchasing habits, our sales may decline significantly or may be delayed while we work to fill related backorders. Alternatively, we may be required to mark down certain products to sell any excess inventory or to sell such inventory through our outlets or other liquidation channels at prices which are significantly lower than our retail prices, any of which would negatively impact our business and operating results.

Our business and operating results may be harmed if we are unable to manage our inventory and timely and effectively deliver merchandise to our stores and customers.

We must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from suppliers located outside of the U.S., resulting in ordering merchandise, and contracting for the purchase and manufacturing of such merchandise, up to twelve months and generally multiple seasons in advance of the applicable selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to our peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

A critical component of managing inventory levels is predictability of transit times from our global suppliers to our distribution centers. Factors such as labor disputes, union organizing activity, geopolitical instability, changing tariff and trade regulations, acts of terrorism, war, outbreaks of disease, adverse weather, natural disasters, and climate change can affect the global supply chain and disrupt our business. For example, instability in the Middle East is deterring commercial vessels from traveling through the Suez Canal and the Strait of Hormuz, and as a result, vessels are now traveling around the Cape of Good Hope, South Africa, resulting in longer transit times and increased costs. Additionally, we have been, and may continue to be, affected by disruptions and delays in the shipping channels utilizing the Panama Canal. Increases in transit times as a result of disruptions in ocean transit may require adjustments to our inventory stocking strategy, which could lead to an increase in on-hand inventory and a storage challenge.

Additionally, as we continue with the regionalization of our retail and e-commerce fulfillment capabilities, we are dependent on our ability to effectively locate appropriate real estate for our distribution centers and continually ensure their ability to meet our fulfillment needs. We have invested capital into the acquisition of real estate leases for, and the development of technology and efficiencies at, our distribution centers. If disruptions in the operation of our distribution centers arise, or the technologies and efficiencies that we have invested in do not perform as anticipated, the results of our business could be negatively impacted.

We cannot control all the various factors that might affect our e-commerce fulfillment rates and the timely and effective delivery of merchandise to our stores and customers. We rely upon third-party carriers for our merchandise shipments and reliable data regarding the timing of those shipments, including shipments to our customers and to and from our stores. In addition, we are heavily dependent upon certain carriers for the delivery of our merchandise to our customers. Our dependence on these providers subjects us to certain risks which has caused, and could continue to cause, restrictions in shipping capacity and a related increase in costs. Such risks include: labor disputes, union organizing activity, fluctuations in fuel costs (including recent fluctuations due to the conflict with Iran), increases in regulatory burden, changing tariff and trade regulations, adverse weather, natural disasters, climate change, the potential for railway and port worker strikes, possible acts of terrorism, war, outbreaks of disease or other factors affecting such carriers' ability to provide delivery services to meet our shipping needs. Due to these factors, transportation companies, including ocean and rail freight and trucking, have struggled and may continue to struggle to operate profitably, further restricting shipping capacity and resulting in increased fulfillment expenses and delayed fulfillment. Any such increased cost or delay in fulfillment could negatively impact the results of our business.

Failure to deliver merchandise in a timely and effective manner could cause customers to cancel their orders and could damage our reputation and brands. Any rise in fulfillment expenses could negatively affect our business and operating results.

Our inability to successfully manage our order-taking and fulfillment operations could have a negative impact on our business and operating results.

Our e-commerce business depends, in part, on our ability to maintain efficient and uninterrupted order-taking and fulfillment operations in our distribution facilities, our customer care centers and on our e-commerce websites. Disruptions or slowdowns in these areas could result from disruptions in telephone or network services, power outages, inadequate system capacity, system hardware or software issues, computer viruses, security breaches, human error, changes in programming, union organizing activity, insufficient or inadequate labor to fulfill the orders, disruptions in our third-party labor contracts, inefficiencies due to inventory levels and limited distribution facility space, issues with third-party order fulfillment and drop shipping, natural disasters, adverse weather, climate change, outbreaks of disease and war or acts of terrorism. Industries that are particularly seasonal, such as the home furnishings business, face a higher risk of harm from operational disruptions during peak sales seasons. These problems could result in a reduction in sales as well as increased expenses.

In addition, we face the risk that we cannot hire enough qualified associates to support our e-commerce operations, or that there will be a disruption in the workforce we engage from our third-party providers, especially during our peak season. The need to operate with fewer associates could negatively impact our customer service levels and our operations.

We must protect and maintain our brand image and reputation.

Our brands have wide recognition, and our success has been due in large part to our ability to maintain, enhance and protect our brand image and reputation and our customers' connection to our brands. Our continued success depends in part on our ability to adapt to a rapidly changing media environment, including our reliance on social media and online advertising campaigns, and more recently the growing use of artificial intelligence ("AI") and generative AI, as well as changes to consumer behavior based on these new technologies. Even if we react appropriately to negative posts or comments about us and/or our brands on social media and online, our customers' perception of our brand image and our reputation could be negatively impacted. Additionally, as we continue to expand our utilization of collaborations with third-party brands and individuals, our reputation could be negatively impacted by the actions of our collaborative partners and any related public responses. In addition, customer sentiment could be shaped by public actions taken by our executives or employees as well as our corporate and supply chain policies and related design, sourcing and operations decisions. Failure to maintain, enhance and protect our brand image could have a material adverse effect on our results of operations.

Our industry is highly competitive and we face increased competition based on a number of factors that could negatively impact our sales.

The specialty e-commerce and retail businesses are highly competitive. We compete with other retailers that market lines of merchandise similar to ours. We compete with national, regional and local businesses that utilize a similar retail store strategy, as well as traditional furniture stores, department stores, direct-to-consumer businesses, and specialty stores. The continued sales growth in the e-commerce industry has encouraged the entry of many new competitors, including discount retailers selling similar products at reduced prices and new business models, as well as an increase in competition from established companies, many of whom are willing to spend significant funds and/or reduce pricing to gain market share.

The competitive challenges facing us include:

- anticipating and quickly responding to changing consumer demands or preferences and doing so better than our competitors;
- maintaining favorable brand recognition and achieving customer perception of value;
- marketing and competitively pricing our products to consumers;
- controlling and managing our costs, including advertising spend;
- managing against increasingly competitive promotional activity;
- effectively attracting new customers and retaining existing customers;
- developing new innovative shopping experiences, like mobile applications, augmented reality and AI capabilities, that effectively engage today's digital customers;
- effectively leveraging AI and machine learning to enhance the customer experience and streamline processes;
- developing innovative, high-quality products in colors and styles that appeal to consumers of varying age groups, tastes and regions, and in ways that favorably distinguish us from our competitors; and
- effectively managing our supply chain and distribution strategies in order to provide our products to our customers on a timely basis and minimize out-of-market and multiple shipments, accommodations, returns, replacements and damaged products.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could reduce our sales and harm our operating results and business.

Our facilities and systems, as well as those of our suppliers, are vulnerable to natural disasters, adverse weather, climate change, technology issues and other unexpected events, any of which have resulted and could result in an interruption in our business and harm our operating results.

Our retail stores, corporate offices, distribution and manufacturing facilities, customer care centers, infrastructure and e-commerce operations, as well as the operations of our suppliers from which we receive goods and services, are vulnerable to damage from earthquakes, tornadoes, hurricanes, fires, floods or other volatile weather, climate change, power losses, government-mandated shutdowns, telecommunications failures, hardware and software failures, computer hacking, cybersecurity breaches, computer viruses and similar events. If any of these events result in damage to our facilities or systems, or those of our suppliers, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our available insurance coverage.

Our aspirations, goals and disclosures related to our sustainability initiatives expose us to numerous risks, including risks to our reputation and stock price.

There has been continued focus from our stakeholders, including consumers, associates and investors, on our sustainability initiatives. These initiatives reflect our current plans and aspirations, and we cannot guarantee that we will be able to achieve them. Our efforts to accomplish and accurately report on these goals present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact, including on our reputation, stock price and results of operations. We could also incur additional costs and require additional resources to make progress, monitor and track our performance with respect to our goals.

The standards for tracking and reporting on sustainability matters are evolving. Collecting, measuring and reporting such information and metrics can be difficult and time consuming and may require us to rely on data from third parties, such as suppliers, who may not reliably or accurately track or record such data. Our selected disclosure framework or standards may need to be changed from time to time, which may result in a lack of consistent or meaningful comparative data from period to period. In addition, our interpretation of reporting frameworks or standards may differ from those of others and such frameworks or standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals.

Our ability to achieve any sustainability goal is subject to numerous risks, many of which are outside of our control, including: (i) the availability and cost of renewable energy sources and technologies, (ii) evolving regulatory requirements affecting sustainability standards or disclosures, (iii) the availability of suppliers that can meet our standards, and (iv) the availability and cost of raw materials that meet and further our goals.

If our practices do not meet evolving consumer, associate, investor, regulatory body or other stakeholder expectations and standards, our results and reputation could be negatively impacted. Further, if we do not make progress on our own goals, then our reputation, our ability to attract or retain associates and our competitiveness, including as an investment and a business partner, could be negatively impacted. Our failure, or perceived failure, to pursue or meet our goals or to satisfy various reporting standards within the timelines we announce, or at all, could also expose us to government enforcement actions and private litigation. Separately, there is increased scrutiny of companies' sustainability initiatives. Such perception of our sustainability initiatives, whether due to perceived over or under pursuit of such initiatives, may likewise result in criticism as well as potential litigation or other adverse impacts.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to numerous risks.

We are subject to rules and regulations promulgated by a number of federal, state and local governmental and self-regulatory organizations, including the SEC, the New York Stock Exchange and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and new requirements have been created in response to laws enacted by U.S. federal and state legislatures, making compliance difficult and uncertain. For example, compliance with California's climate-related reporting requirements, and any similar proposals by state regulators and international regulatory bodies, could be costly, difficult and time consuming, especially as reporting standards are still evolving. These changing rules and regulations, along with evolving stakeholder expectations, have resulted in, and are likely to continue to result in, increased general and administrative expenses and the time and attention of management.

If we are unable to effectively manage our e-commerce business and digital marketing efforts, our reputation and operating results may be harmed.

Approximately 65% of our net revenues were generated by e-commerce sales in fiscal 2025. The success of our e-commerce business depends, in part, on third parties, platforms and factors over which we have limited control, including a limited number of our key digital platforms. We must continually respond to changing consumer preferences and buying trends relating to e-commerce usage, including an emphasis on mobile e-commerce and increasing adoption of AI-enabled shopping solutions, including personalized recommendations, chatbots and agentic checkout. Our success in e-commerce has been strengthened in part by our ability to leverage the information we have on our customers to infer customer interests and affinities such that we can personalize the experience they have with us, including through the use of AI-enabled solutions. We also utilize digital advertising to reach internet and app users whose behavior indicates they might be interested in our products.

Current or future legislation, regulatory interpretations, enforcement priorities or changes to other corporations' policies may reduce or restrict our ability to use these techniques, including limitations on data availability, signal loss, targeting, attribution or measurement, which could reduce the effectiveness of our marketing efforts. In addition, changes to algorithms, pricing models, data access or other policies of key digital platforms on which we rely could adversely affect traffic, conversion, customer acquisition costs or overall marketing efficiency.

We are also vulnerable to certain additional risks and uncertainties associated with our e-commerce and mobile websites, apps and digital marketing efforts, including: changes in required technology interfaces; website downtime and other technical failures; internet connectivity issues; costs and technical issues as we upgrade our website software; computer viruses; cyberattacks; human error; supplier reliability; changes in applicable international, federal and state regulations, such as the European Union's General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act ("CCPA"), the California Privacy Rights Act ("CPRA") and other emerging or evolving privacy laws and related compliance costs; security breaches; and consumer privacy concerns.

We must keep up to date with competitive technology trends and opportunities that are emerging throughout the retail environment, including the use of new or improved technology (such as AI and generative AI), evolving creative user interfaces and other e-commerce advertising changes as it relates to paid search, re-targeting, loyalty programs, paid social advertising and the proliferation of mobile usage, among others. While we endeavor to predict and invest in technology that is most relevant and beneficial to our company, our initiatives, including any initiatives involving AI, may not prove to be successful, may increase our costs, may produce unintended or biased outcomes or may not succeed in driving sales or attracting customers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales or margin in our e-commerce business, require us to impair certain assets and damage our reputation and brands.

Declines in our comparable brand revenues may harm our operating results and cause a decline in our stock price.

Various factors affect comparable brand revenues, including: our e-commerce business; the sales mix among our distribution channels; the number, size and location of stores we open, close, remodel or expand in any period; the overall economic and general retail sales environment; consumer preferences and buying trends; our ability to efficiently source and distribute products; changes in our merchandise mix; competition (including competitive promotional activity and discount retailers); current local and global economic conditions; the timing of our releases of new merchandise and promotional events; the success of our marketing efforts; the cannibalization of existing store sales by our new stores; shifts in catalog circulation; and fluctuations in foreign exchange rates. Among other things, weather conditions have affected, and may continue to affect, comparable brand revenues by limiting our ability to deliver our products to our stores, altering consumer behavior, or requiring us to close certain stores temporarily, thus reducing store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused, and may continue to cause, our comparable brand revenue results to differ materially from prior periods and from earnings guidance we may provide. For example, the overall economic and general retail sales environment, as well as local and global economic conditions, has recently caused and could continue to cause a decline in our comparable brand revenue results. In addition, public health conditions or other unforeseen events, could affect our ability to deliver our products to our customers and stores, alter consumer behavior, or require us to close certain stores temporarily or reduce customer capacity within certain stores temporarily, thus reducing store traffic and materially impacting our comparable brand revenues.

Our comparable brand revenues have recently fluctuated on an annual, quarterly and monthly basis, and we expect that comparable brand revenues will continue to fluctuate in the future. In addition, past comparable brand revenues are not necessarily an indication of future results and comparable brand revenues may decrease in the future. Our ability to improve our comparable brand revenue results depends, in large part, on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques (including digital advertising), effectively driving traffic to our stores, e-commerce websites and direct-mail catalogs through marketing and various promotional events, providing an appropriate mix of merchandise for our broad and diverse customer base and using effective pricing strategies. Any failure to meet the comparable brand revenue expectations of investors and securities analysts in one or more future periods could significantly reduce the price of our stock.

Our inability to successfully manage the costs and performance of our advertising might have a negative impact on our business.

We use various forms of advertising, including print, catalog and digital channels, to drive sales and traffic to our e-commerce sites and retail stores. Competition and available inventory may affect the price we pay and these dynamic costs could impact the efficiency of our spend. Additionally, we have historically experienced fluctuations in our customers' response to our advertising. Customer response to our advertisements is substantially dependent on our marketing efforts and merchandise assortment, availability and creative presentation, as well as the general retail sales environment, current domestic and global economic conditions and competition. In addition, our use of new and evolving AI solutions, including solutions that drive web traffic and personalize search results, may alter the effectiveness of our advertising efforts. If we misjudge the correlation between our advertising spend and net sales, if we mismanage budgets or if our strategy overall does not continue to be successful, our results of operations could be negatively impacted.

If we are unable to successfully manage the complexities associated with an omni-channel and multi-brand business, we may suffer declines in our existing business and our ability to attract new customers.

With the expansion of our e-commerce business and business-to-business division and the development and acquisition of new brands and brand extensions, our overall business has become substantially more complex. This evolving complexity has forced us to develop new expertise and face new challenges, risks and uncertainties. For example, we face the risk that our e-commerce business might cannibalize a portion of our retail sales or our newer brands, brand extensions and products may result in a decrease in sales of existing brands and products. While we recognize that our e-commerce sales and sales from new brands and products cannot be entirely incremental to sales through our retail channel or from existing brands and products, we seek to attract as many new customers as possible with the most relevant channels, brands and products and to meet customer needs and grow our market share. As it relates to our business-to-business division, we are exposed to different complexities regarding size and scale of contracts, as well as the extended contracting timeline and potential limited customer base, and the procurement of sufficient quantities of commercial-grade products. Additionally, as our business-to-business division is dependent on our customers' business models and their ability to obtain appropriate levels of financing, we face new complexities in managing the impacts of such activities. We continually analyze the business results of our channels, brands and products in an effort to find opportunities to build incremental sales.

A number of factors that affect our ability to successfully open new stores or close existing stores are beyond our control.

Approximately 35% of our net revenues were generated by our retail stores in fiscal 2025. Our ability to open additional stores or close existing stores successfully will depend upon a number of factors, including:

- general economic conditions;
- our identification of, and the availability of, suitable store locations;
- our success in negotiating new leases and amending, subleasing or terminating existing leases on acceptable terms;
- the success of other retail stores in and around our retail locations;
- our ability to secure required governmental permits and approvals;
- the availability and cost of building materials needed for store construction and maintenance;
- our hiring and training of skilled store operating personnel, especially management;
- the unionization, or potential for unionization, of store personnel;
- the availability of financing on acceptable terms, if at all; and
- the financial stability of our landlords and potential landlords.

Many of these factors are beyond our control. For example, for the purpose of identifying suitable store locations, we rely, in part, on demographic data regarding the location of consumers in our target market segments. While we believe that this data and other relevant information are helpful indicators of suitable store locations, we recognize that these information sources cannot predict future consumer preferences and buying trends with complete accuracy. In addition, changes in demographics, in consumer shopping patterns (such as a reduction in mall traffic), in the types of merchandise that we sell and in the pricing of our products, may reduce the number of suitable store locations or cause formerly suitable locations to become less desirable, making it difficult to operate stores profitably. We may experience delays in opening new store locations or remodeling existing locations due to the uncertain availability and increased costs of necessary building materials, as well as delays in receiving required permits from local governments. Construction and other delays in store openings could have a negative impact on our business and operating results. Additionally, the time frames for lease negotiations vary by location and we may not be able to renegotiate the terms of our current leases or close our underperforming stores on terms favorable to us, any of which could negatively impact our operating results. Our typical methods of managing these risks and uncertainties may not be sufficient, and as a result, our business and operating results could be negatively impacted.

If we are unable to protect against inventory shrink, loss of other assets and fraud, our results of operations and financial condition could be adversely affected.

Risk of loss or theft of assets, including loss of inventory (also called shrink), is inherent in the retail business. We have historically experienced loss of assets and inventory shrink due to damage, errors or misconduct by associates or third parties, theft, fraud, organized retail crime, transaction processing errors, changes in our technology systems and other causes, which may be further impacted by macroeconomic factors, including the enforcement environment. Our inability to effectively prevent and/or minimize the loss of assets and inventory shrink, or to effectively reduce, or to accurately predict and accrue for the impact of those losses, could adversely affect our financial performance.

Our inability or failure to adequately secure or protect our intellectual property rights could negatively impact our business.

Our trademarks, service marks, copyrights, trade dress rights, trade secrets, domain names, patents, designs, proprietary technology and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction, theft or other misappropriation of our intellectual property could diminish the value of our brands or reputation and cause a decline in our sales. The development and protection of our intellectual property rights and maintenance of our distinct branding and designs are particularly important as they distinguish our products and services from our competitors. The actions we take to protect our intellectual property rights may not be adequate to prevent imitation of our brands and products by others, particularly in jurisdictions outside the U.S. that do not have strong intellectual property protection. In addition, the costs of protecting and defending our intellectual property assets may adversely affect our operating results.

Advances in generative AI technology may reduce barriers to competition, as well as accelerate anti-competitive behavior, which existing laws may not adequately address. Generative AI may also enable the infringement of our intellectual property rights to proliferate, which may materially increase our legal costs. If we rely on generative AI to create key work product, it could also limit the degree to which we can assert intellectual property rights in such work product.

We face disruption risks related to the outsourcing of certain aspects of our business to third parties, as well as challenges related to the insourcing of certain business functions.

We outsource certain aspects of our business to third parties that subject us to risks of disruptions in our business as well as increased costs. For example, we utilize outside suppliers for such things as payroll processing, email and other digital advertising and various distribution facilities and delivery services. In some cases, we rely on a single supplier or a limited number of suppliers for such services, and transitioning to alternative providers may be difficult, costly, time-consuming or not feasible. Accordingly, we are subject to the risks associated with their ability to successfully provide the necessary services to meet our needs.

We are also subject to risks associated with our reliance on third-party technology providers, including cloud-based and software-as-a-service providers, for access to our systems and the accuracy and security of the their functionality. System upgrades, migrations or integrations may increase our exposure to cybersecurity risks or service interruptions. If we encounter implementation or usage problems with these systems or related infrastructure, or if such systems do not operate as intended, do not give rise to anticipated benefits, or fail to integrate properly with our other systems or software platforms, then our business, results of operations, and internal controls over financial reporting may be adversely affected.

If our suppliers are unable to adequately protect our data and our information is lost, experience cybersecurity incidents, fail to provide services at contractually-required service levels or make mistakes in the execution of operations support, then our ability to deliver our services may be interrupted and our business and operating results may be negatively impacted.

In addition, we have insourced previously outsourced aspects of our business, including certain technology services and the management of certain furniture manufacturing and delivery. We may seek to insource other aspects of our business in the future in order to control our costs and to stay competitive. These efforts may require significant management attention, investment in talent and systems, and extended transition periods, and may cause disruptions in our business or result in increased costs. If we encounter implementation or usage problems, are unable to hire or retain qualified personnel, fail to achieve anticipated efficiencies or are unable to operate insourced functions as intended or better than third-party providers, or fail to integrate them properly with our other systems, then our business and results of operations may be adversely affected.

The operation and growth of our business may be harmed if we are unable to retain key associates, attract qualified personnel and manage employment-related costs.

Our future success depends to a significant degree on the skills, experience and efforts of our people. Retention of our key personnel, especially in senior or specialized management roles, is a priority. Failure to identify suitable successors for our key associates or successfully recruit, retain or motivate skilled personnel who have the requisite experience to achieve our business goals may harm our operations and growth.

In the event we need to hire additional personnel, including associates during our peak selling season, we may experience difficulties in attracting and successfully hiring individuals with the appropriate skill sets due to the high level of competition for talent in our industry. Further, if we fail to offer competitive wages or benefits, or to manage our workforce effectively, our ability to attract or retain appropriate talent could be negatively impacted.

We contract with various agencies to provide us with qualified personnel for our workforce. Any negative publicity regarding these agencies, such as in connection with immigration issues or employment practices, could damage our reputation, disrupt our ability to obtain needed labor or result in financial harm to our business, including the potential loss of business-related financial incentives in the jurisdictions where we operate. Additionally, we may experience reputational harm should current or former associates post negative comments about us online or on social media sites, which may impact our ability to recruit or retain talent.

Successful management of any employment-related cost is key to the growth of our business. From time to time, we may also experience union organizing activity in currently non-union facilities, including in our stores and distribution facilities. Union organizing activity may result in work slowdowns or stoppages and higher labor costs. In addition, there continues to be a growing number of wage-and-hour lawsuits and other employment-related lawsuits against retail companies, especially in California. State, federal and global laws and regulations regarding employment change frequently and the ultimate cost of compliance cannot be precisely estimated. Further, there have been and may continue to be increases in minimum wage and health care requirements. Any changes in regulations, the imposition of additional regulations or the enactment of any new or more stringent legislation that impacts employment and labor, trade or health care, could have an adverse impact on our financial condition and results of operations.

If we are unable to introduce new brands and brand extensions successfully, or to reposition or close existing brands, our business and operating results may be negatively impacted.

We have in the past and may in the future introduce new brands and brand extensions, reposition brands, close existing brands or acquire new brands, especially as we continue to expand globally. For example, in 2025, we acquired the intellectual property of Dormify and are in the process of launching it as a new brand. Any new brands, brand extensions or expansion into new lines of business may not perform as expected. The work involved with integrating new brands or businesses into our existing systems and operations could be time-consuming, require significant amounts of management time and result in the diversion of substantial operational resources. Further, if we devote time and resources to new brands, acquired brands, brand extensions, brand repositioning or new lines of business and those businesses are not as successful as we planned, then we risk damaging our overall business results or incurring impairment charges, including the writing off of any existing property and equipment, goodwill or intangible assets.

We may be subject to legal proceedings that could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There has been a rise in the number of lawsuits against companies like us regarding consumer protection, deceptive or false advertising, data breach and e-commerce-related patent infringement. From time to time, we have been subject to these types of lawsuits and are currently the subject of some of these types of lawsuits. The cost of defending against these types of claims or the ultimate resolution of any such claims against us, whether by settlement or adverse court decision, may harm our business and operating results. In addition, the increasingly regulated business environment may result in a greater number of enforcement actions by government agencies and private litigation. This could subject us to increased exposure to stockholder lawsuits and potential penalties related to regulatory inquiries. Additionally, in recent years there has been an increase in the number of employment claims and, in particular, discrimination and harassment claims. Coupled with social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment or harassment-related lawsuits have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their business.

Risks Related to Technology

We are exposed to cybersecurity risks and costs associated with credit card fraud, identity theft and business interruption that could cause us to incur unexpected expenses and loss of revenue.

A significant portion of our customer orders are placed through our e-commerce websites or through our customer care centers. In addition, a significant portion of sales made through our retail channel require the collection of certain customer data, such as credit card information. In order for our sales channels to function successfully, we, our supply chain, our banking and authorizations partners, and other third parties involved in processing customer transactions must function securely, including transmitting confidential information, such as credit card information and other personal information of our customers, securely over public and private networks. Malicious third parties may have or develop the technology or knowledge to breach, disable, disrupt, gain unauthorized access to or interfere with our systems and processes or those of our suppliers. Similar to many other retail companies and because of the prominence of our brands, we have in the past experienced, and we expect to continue to experience, cyber attacks, including phishing, and other attempts to breach or gain unauthorized access to our system and databases. To date, these attacks have not had a material impact on our operations, but we cannot provide assurance that they will not have an impact in the future.

The techniques used to obtain unauthorized access to systems change frequently and are often not recognized until after they have been launched. We and our third-party providers have implemented a variety of security measures designed to minimize or prevent these attacks, but they vary in maturity and may not be sufficient to fully address the dynamic and evolving nature of cyber-criminal activity. Any person who circumvents our security measures, or those of our third-party providers, could destroy, steal or deploy ransomware to encrypt data in order to disrupt our operations and/or extort a ransom. In addition, the recent surge of AI technology, including generative AI used to deploy more sophisticated attacks, creates an additional level of security, privacy and legal risk. Any security breach or vulnerability that is discovered could cause consumers to lose confidence in the security of our information systems, including our e-commerce websites or stores, and choose not to purchase from us. Any security breach could also expose us to risks of data loss, litigation, regulatory investigations and other significant liabilities. A breach could also seriously disrupt, slow or hinder our operations and harm our reputation and customer relationships, any of which could harm our business. If we or our third-party providers are the target of a cyber attack, we may also be required to undertake costly notification procedures. If we fail to implement appropriate safeguards, detect and provide prompt notice of unauthorized access as required by some data privacy laws and the SEC, or otherwise comply with these laws, we could be subject to potential fines, claims for damages and other remedies, which could be significantly in excess of our insurance coverage and could harm our business.

For more information about our cybersecurity risk management, governance and oversight, see "Item 1C: Cybersecurity."

We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations.

We receive, process, store, use and share data, some of which contains personal information. There are numerous federal, state, local and foreign laws and regulations regarding matters central to our business, data privacy and the collection, storing, sharing, use, processing, disclosure and protection of personal information and other data from customers, associates and business partners, the scope of which are regularly changing, subject to uncertain and differing interpretations and may be inconsistent among countries or conflict with other rules. For example, we are subject to the GDPR in the European Union and United Kingdom, the Canadian Consumer Privacy Protection Act in Canada ("CPPA"), and similar laws in other foreign countries. Additionally, in the U.S. we must comply with broad state consumer privacy laws such as California's CCPA and CPRA. Last year, other states, including Delaware, Iowa, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, and Tennessee passed similar laws. By the end of 2026 there are expected to be 20 effective comprehensive state privacy laws in the U.S. The application and interpretation of these laws and regulations are often uncertain, and as the focus on data privacy and data protection increases globally and domestically, we are, and will continue to be, subject to varied and evolving data privacy and data protection laws. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws and proposing new AI-related laws to impose standards for the online collection, use, dissemination and security of data.

The dynamic and evolving nature of these laws, regulations and codes, as well as their interpretation by regulators and courts, and the burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may require us or our third-party suppliers to modify our data processing practices and policies and to incur substantial costs in order to comply. These laws and regulations may also impact our ability to expand advertising on our platform, particularly in international markets, which may impede our ability to deliver targeted advertising and accurately measure our ad performance. Any perception that our practices violate individual privacy, data protection rights or cybersecurity requirements, even if unfounded, subjects us to public criticism, lawsuits, investigations, claims and other proceedings by regulators, industry groups or other third parties, all of which could disrupt or adversely impact our business and reputation and expose us to increased liability, fines and other punitive measures including restrictive judicial orders and disgorgement of data.

Any failure or perceived failure by us to comply with our privacy policies, data privacy-related obligations to customers or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure to comply with these laws and regulations, or regulatory scrutiny, may result in governmental enforcement actions or litigation that could expose our business to substantial financial penalties, or other monetary or non-monetary relief, negative publicity, loss of confidence in our brands, decline in customer growth or damage to our brands and reputation. The GDPR, CPPA, CPRA and other such laws and regulations impose new and burdensome obligations, and include substantial uncertainty as to their interpretation, and we may face challenges in addressing their requirements, which could result in fines or penalties, lead us or our third-party suppliers to change our data privacy policies and practices and limit our ability to deliver personalized advertising. Additionally, if third parties that we work with, such as advertisers, service providers or developers, violate applicable laws or our policies, these violations may also put customers' information at risk, which could, in turn, have an adverse effect on our business, revenue and financial results.

For more information about our cybersecurity risk management, governance and oversight, see "Item 1C: Cybersecurity."

We are undertaking certain systems changes that might disrupt our business operations.

We are continually modifying our information technology systems, which involves updating or replacing legacy systems with successor systems often over the course of several years and sometimes concurrently across multiple functions. There are inherent risks associated with replacing our core systems, including supply chain and merchandising systems disruptions, that could affect our ability to get the correct products into the appropriate stores and delivered to customers or delay fulfillment and delivery until the issue is resolved. The operation of legacy and new systems in parallel may further increase complexity and operational risk. In addition, changes to any of our software implementation strategies could result in the impairment of software-related assets.

Our success depends, in part, on our ability to source, sell and distribute merchandise efficiently through appropriate systems and procedures. If we encounter usage problems in our internal systems and procedures, if data migration is inaccurate or incomplete, or if our internal systems and procedures do not operate as intended, do not give rise to anticipated benefits, or fail to integrate properly with our other systems or software platforms, then our business, results of operations and internal controls over financial reporting may be adversely affected.

Risks Related to our Suppliers and Global Operations

Our dependence on foreign suppliers and our increased global operations subject us to a variety of risks and uncertainties that could impact our operations and financial results.

We, and our foreign suppliers, are subject to risks and uncertainties associated with changing economic, political, social, health and environmental conditions and regulations. These risks and uncertainties include tariffs, import duties and quotas, compliance with anti-dumping and other local regulations, work stoppages, economic uncertainties and adverse economic conditions (including inflation and recession), trade restrictions, regulations to address climate change, employment and labor matters, wars and fears of war, political unrest, acts of terrorism, natural disasters, adverse weather, climate change, outbreaks of disease and other unexpected events. We cannot predict whether any of the countries from which our raw materials or products are sourced, or in which our products are currently manufactured or may be manufactured in the future, will be subject to new or further tariffs or trade restrictions imposed by the U.S. or foreign governments, or the likelihood, type or effect of any such restrictions. Currently, many of the countries where we source raw materials and products from are subject to tariffs imposed by the U.S. Any event causing a disruption or delay of imports from foreign suppliers, including changes in the U.S. tariffs, could increase the cost, reduce the supply of merchandise available to us or result in excess inventory if merchandise is received after the planned or appropriate selling season, all of which could adversely affect our business, financial condition and operating results.

Furthermore, our foreign suppliers' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds, increased tariffs or quotas, war (including the recent conflict with Iran), political unrest, acts of terrorism, natural disasters, adverse weather, climate change, outbreaks of disease or other trade disruptions. In addition, an economic downturn, or failure of foreign markets, may result in financial instabilities for our foreign suppliers, which may cause our foreign suppliers to decrease production, discontinue selling to us or cease operations altogether. Our global operations in Asia, Australia, Canada, Europe and Mexico could also be affected by changing economic and global political conditions, which could have a negative effect on our business, financial condition and operating results.

Our dependence on foreign suppliers also means that we may be affected by changes in the value of the U.S. dollar relative to other foreign currencies. Fluctuation in foreign exchange rates might negatively affect the profitability and business prospects of our foreign suppliers. This, in turn, might cause such foreign suppliers to demand higher prices for merchandise in their effort to offset any lost profits associated with any currency devaluation, delay merchandise shipments to us or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs. In addition, the rising cost of labor in the countries in which our foreign suppliers operate has resulted in increases in our costs of doing business. Any further increases in the cost of labor in such countries may result in additional increases in our costs or our foreign suppliers going out of business.

Although we continue to be focused on improving our global compliance program, there remains a risk that one or more of our foreign suppliers will not adhere to our global compliance standards, such as fair labor standards and the prohibition of child labor. Non-governmental organizations might attempt to create an unfavorable impression of our sourcing practices or the practices of some of our foreign suppliers that could harm our image. If either of these events occurs, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

We depend on foreign suppliers and third-party agents for timely and effective sourcing of our raw materials and merchandise, and we may not be able to acquire such products in appropriate quantities and at acceptable prices to meet our needs.

Our performance depends, in part, on our ability to purchase our raw materials and merchandise in sufficient quantities at competitive prices. We source from numerous foreign and domestic manufacturers and importers. We generally have no contractual assurances of continued supply, pricing or access to new products, and any supplier could change the terms upon which it sells to us, discontinue selling to us or go out of business at any time. We may not be able to acquire desired raw materials and merchandise in sufficient quantities on terms acceptable to us, especially in light of the current tariff landscape. Additionally, we may not be able to modify our existing purchase orders with our suppliers in response to fluctuating sales demand from our customers. Better than expected sales demand may lead to customer backorders and lower in-stock positions of our merchandise, which could negatively affect our business and operating results. Conversely, if we experience lower than expected sales demand, we may not be able to reduce our purchase orders with our suppliers, which may lead to high inventory levels, and could require us to sell excess inventory at a discount. In addition, our suppliers may have difficulty adjusting to our changing demands and business needs.

Any inability to acquire the appropriate amount of suitable raw materials or merchandise on acceptable terms or the loss of one or more of our foreign suppliers or third-party agents could have a negative effect on our business and operating results. We may not be able to develop relationships with new suppliers or third-party agents, and products from alternative sources, if any, may not be of a suitable quality or available at competitive prices. Our suppliers face risks related to the availability of raw materials, labor disputes, work disruptions or stoppages, union organizing activities, supplier financial liquidity, changes in tariff regimes, adverse weather, natural disasters, climate change, political unrest, war (including the recent conflict with Iran), acts of terrorism, outbreaks of disease, general economic and political conditions and regulations to address climate change that could limit our suppliers' ability to provide us with quality merchandise on a timely basis and at prices that are commercially acceptable to us. If any of our suppliers experience work disruptions or stoppages, or transportation or other restrictions, it could negatively impact our ability to acquire raw materials and merchandise, which would have an adverse effect on our results of operations.

Furthermore, many of our raw materials, such as cotton, are generally sourced internationally, and represent a significant part of our business. As part of our preferred raw materials strategy, we aim to shift our raw materials to lower emission options, where possible. Many key inputs and processes in our raw material supply chain are resource and carbon intensive, introducing risk of scarcity due to disruption in availability, price volatility, and drought or other supply issues. As more companies increase their use of organic, recycled, lower emission or related materials in their product assortments, the availability of raw materials that meet and further our initiatives may be reduced. As a result, our business and operating results could be negatively impacted.

Our suppliers may fail to meet our quality control standards and test protocols or may fail to comply with applicable laws and regulations, which could result in delays or a product recall and could damage our reputation and negatively affect our operations and financial results.

Our suppliers might not adhere to our quality control standards and test protocols or fail to follow appliable laws and regulations related to their products, which could result in failure to identify a deficiency before product ships to our stores or customers. A supplier's violation of labor, environmental or other laws or regulations or failure to manufacture or import quality product in a timely and effective manner could damage our reputation and brands or lead to an increase in customer complaints and litigation against us, which might increase our routine insurance and litigation costs. Further, any product that we receive, even if it meets our quality standards and applicable laws and regulations, could become subject to a recall, which could result in recall-related expenses, damage our reputation and brands and harm our business. Additionally, changes to the legislative or regulatory framework regarding product safety, regulatory requirements or quality may subject companies like ours to more product recalls and result in higher recall-related expenses.

Our efforts to expand globally may not be successful and could negatively impact the value of our brands.

We currently are, and plan to continue, growing our business and increasing our global presence, including by operating e-commerce websites to service international customers, opening new stores outside of the U.S., expanding our franchise and shop-in-shop operations and offering global shipping. We have relatively limited experience with global sales, understanding foreign consumer preferences, anticipating buying trends in different countries, marketing to non-U.S. customers and managing international shipping logistics. Moreover, global awareness of our brands and our products may not be high. Consequently, we may not be able to successfully compete with established brands in these markets and our global sales may not result in the revenues we anticipate. Additionally, global economic or political instability (such as tariffs), work disruptions or stoppages, war or fear of war (such as the recent conflict with Iran) or outbreaks of diseases and resulting government actions (such as lockdowns or quarantines), may delay or harm our efforts to expand globally. Also, our products may not be accepted, either due to foreign legal requirements or due to different consumer tastes and trends. If our global growth initiatives are not successful, or if we or any of our third-party suppliers fail to comply with any applicable regulations or laws, we may be forced to close stores or cease operations in certain countries, which may result in a significant financial impact, diminish the value of our brands and negatively affect our future opportunities for global growth.

In addition, we are exposed to foreign currency exchange rate risk with respect to our operations denominated in currencies other than the U.S. dollar. Our operations in Canada, Australia and throughout Asia and Europe expose us to market risk associated with foreign currency exchange rate fluctuations. Our hedges against foreign currency risk, if any, may not succeed in offsetting all of the impact of foreign currency rate volatility and generally only delay such impact on our business and financial results. Further, because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations. Our ultimate realized gain or loss with respect to currency fluctuations will generally depend on the size and type of the transactions that we enter into, the currency exchange rates associated with these exposures, changes in those rates and whether we have entered into foreign currency hedge contracts to offset these exposures. All of these factors could materially impact our results of operations, financial position and cash flows.

We have unaffiliated franchisees that operate stores in Mexico, South Korea, India and the Philippines, as well as e-commerce websites in certain locations pursuant to franchise agreements. Under these agreements, our franchisees operate stores and/or e-commerce websites that sell goods purchased from us under our brand names. We continue to expand our franchise operations with our existing franchisees as well as seek to identify new franchise partnerships for select countries. The effect of these franchise arrangements on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new global markets. In addition, certain aspects of our franchise arrangements are not directly within our control, such as the ability of each franchisee to meet its projections regarding store openings and sales, and the impact of exchange rate fluctuations on their business. Moreover, to the extent that our franchisees do not operate their stores in a manner consistent with our requirements regarding our brand identities and customer experience standards, we may seek to terminate or not renew the franchise agreements, which could harm the reputation and value of our brands and our business and operating results. In addition, in connection with these franchise arrangements, we have and will continue to implement certain new processes that may subject us to additional regulations and laws, such as export regulations. Failure to comply with any applicable regulations or laws could have an adverse effect on our results of operations.

Our global operations present unique risks, and our inability to effectively manage the risks and challenges inherent in a global business could adversely affect our business, operating results and financial condition and growth prospects.

We operate several retail businesses, subsidiaries and branch offices throughout Asia, Australia, Canada, Europe and Mexico, which includes managing associates in those jurisdictions, and we may expand these operations in the future. Our global presence exposes us to the laws and regulations of these jurisdictions, including those related to trade regulations, marketing, privacy, data protection, employment and product safety and testing. We may be unable to keep current with government requirements as they change from time to time. Our failure to comply with such laws and regulations may harm our reputation, adversely affect our future opportunities for growth and expansion in these countries, and harm our business and operating results.

Moreover, our global operations subject us to a variety of risks and challenges, including:

- increased management, infrastructure and legal compliance costs, including the cost of real estate and labor in those markets;
- increased tax and financial accounting and reporting requirements and complexities;
- increased operational complexities, including managing our inventory globally;
- the diversion of management attention away from our domestic business;
- general economic conditions, changes in diplomatic and trade relationships, including the imposition of new or increased tariffs, political and social instability, war (including the recent conflict with Iran) and acts of terrorism, outbreaks of diseases and natural disasters in each country or region;
- economic uncertainty around the world;
- geopolitical disruptions affecting global trade;
- compliance with U.S. laws and regulations for foreign operations;
- reputational harm due to negative posts about our brands or products on foreign social media or online forums;
- fluctuations in foreign currency exchange rates and the related effect on our financial results, and the use of foreign exchange hedging programs (if any) to mitigate such risks;
- growing cash balances in foreign jurisdictions which may be subject to repatriation restrictions; and
- reduced or varied protection for intellectual property rights in some countries and practical difficulties of enforcing such rights abroad.

Any of these risks could adversely affect our global operations, reduce our revenues or increase our operating costs, which in turn could adversely affect our business, operating results, financial condition and growth prospects. Some of our suppliers and our franchisees also have global operations and are subject to the risks described above. Even if we are able to successfully manage the risks of our global operations, our business may be adversely affected if our suppliers and franchisees are not able to successfully manage these risks.

In addition, as we continue to expand our global operations, we are subject to certain U.S. laws, including the Foreign Corrupt Practices Act, as well as the laws of the foreign countries in which we operate. We must ensure that our associates and third-party agents comply with these laws. If any of our operations, or our associates or third-party agents, violates such laws, we could become subject to sanctions or other penalties that could negatively affect our reputation, business and operating results.

Risks Related to Taxes and Tariffs

Any significant changes in tax, trade or other policies in the U.S. or other countries could have a material adverse effect on our results of operations.

A significant portion of our products are manufactured outside of the U.S. Significant changes in tax, trade or other polices either in the U.S. or other countries could materially increase our tax burden or costs of goods sold. These changes in policies may also require us to increase our prices, which could adversely affect our sales.

Changes to tariffs could result in increased prices and/or costs of goods or delays in products received from our vendors and could adversely affect our results of operations.

The global tariff landscape has evolved over the last few years and we expect it to continue to do so for the foreseeable future. While we continue to execute against an aggressive tariff mitigation plan which includes cost reductions from vendors, moving production to lower cost markets and cost savings in other areas of the business, as well as targeted price increases, we may not be able to fully or substantially mitigate the impact of the increased tariffs or any future tariffs, pass price increases on to our customers or secure adequate alternative sources of products or materials. Current global tariffs, along with any additional tariffs and the related uncertainties around tariffs, changes in duty regimes or retaliatory trade restrictions implemented by the U.S. or by other countries, as well as any fluctuation in foreign exchange rates as a result of such activity, have resulted and could continue to result in potential delays in products received from our vendors and adversely affect customer sales and our cost of goods sold, which could materially impact our business and financial results.

Fluctuations in our tax obligations and effective tax rate may result in volatility of our operating results.

As a multinational corporation, we are subject to income taxes in both the U.S. and various foreign jurisdictions. Our provision for income taxes is subject to volatility and could be adversely impacted by a number of factors that require significant judgment and estimation. At any point in time, multiple tax years are subject to examination by various taxing jurisdictions. The outcomes of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly and annual effective tax rates as taxable events occur and uncertain tax positions are either evaluated or resolved. In addition, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings or losses in countries with differing statutory tax rates or by changes to existing laws or regulations, including the expanded limitation on the deductibility of compensation under the American Rescue Plan Act.

The landscape of local, federal and international income tax laws, treaties, regulations and guidance continues to evolve. For example, in the U.S., the One Big Beautiful Bill Act ("OBBB") was signed into law on July 4, 2025. The OBBB includes a broad range of tax reform provisions, including permanently extending and modifying certain expiring provisions of the Tax Cuts and Jobs Act of 2017, and introduced significant new tax rules applicable to corporations. Certain provisions of the OBBB became effective in fiscal 2025, while the majority will take effect in future years. We continue to evaluate the specific impacts of the OBBB and expect there to be further guidance and regulations issued by the U.S. Department of the Treasury that could impact our business. Although we cannot predict the full impact of these changes to our business, they could affect our business in a variety of ways, including some impacts that may benefit us and other impacts that may adversely affect our business, financial condition, results of operations or cash flows.

Since the Organization for Economic Co-operation and Development ("OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting in 2021, a number of countries have begun to enact legislation to implement the OECD international tax framework, including the Pillar Two minimum tax regime. Our subsidiaries were not subject to Pillar Two minimum tax in fiscal 2025.

The OECD continues to release additional guidance on these rules. These changes and other areas in relation to international tax reform could increase uncertainty and may adversely affect our tax rate and cash flow in future years. We regularly assess all of these matters to determine the adequacy of our income tax provision, which is subject to significant judgment.

Our business may be subject to evolving sales and other tax regimes in various jurisdictions, which may harm our business.

The application of indirect taxes such as sales and use tax, value-added tax, goods and services tax and tax information reporting obligations to businesses like ours is a complex and evolving issue. The impact of potential changes in U.S., state or other countries' tax laws and regulations or evolving interpretations of existing laws, could adversely affect our financial condition and results of operations. If we are found to be deficient in how we have addressed our tax obligations, our business could be adversely impacted.

Risks Related to our Financial Statements and Liquidity

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and our investors' views of us could be harmed.

We have evaluated and tested our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, the effectiveness of our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. If we are not able to continue to meet the requirements of Section 404 in a timely manner, or with adequate compliance, we may be required to disclose material weaknesses if they develop or are uncovered, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. In addition, our internal controls may not prevent or detect all errors and fraud on a timely basis, if at all. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met. If any of the above were to occur, our business and the perception of us in the financial markets could be negatively impacted.

In preparing our financial statements we make certain assumptions, judgments and estimates that affect the amounts reported, which, if not accurate, may impact our financial results.

We make assumptions, judgments and estimates that impact amounts reported in our Consolidated Financial Statements for a number of items, including merchandise inventories, long-lived assets, leases and income taxes, among others. These assumptions, judgments and estimates are derived from historical experience and various other factors that we believe are reasonable under the circumstances as of the date our Consolidated Financial Statements are prepared. Actual results could differ materially from our estimates, and such differences may impact our financial results.

We may require funding from external sources, which may not be available at the levels we require, or may cost more than we expect, and, as a consequence, our expenses and operating results could be negatively affected.

We regularly review and evaluate our liquidity and capital needs. Our credit facilities provide for up to a total of $850 million in unsecured revolving lines of credit (which includes a $250 million accordion feature subject to lender consent). In the event we require additional liquidity from our lenders, such funds may not be available to us on acceptable terms, or at all. Future renewals of our revolving line of credit (set to expire June 2030) may also be affected by participation and capital constraints from banking partners. In addition, in the event we were to breach any of our financial covenants, our bank partners would not be required to provide us with additional funding, or they may require us to renegotiate our existing credit facility on less favorable terms. In addition, we may not be able to renew our letters of credit that we use to help pay our suppliers or our credit facility on terms that are acceptable to us, or at all, as the availability of credit may become limited, and we may be required to post cash collateral to support our letters of credit, impacting our liquidity. If we are unable to access additional credit at the levels we require, or the cost of credit is greater than expected, it could adversely affect our operating results.

Disruptions in the financial markets may adversely affect our liquidity and capital resources and our business.

Global financial markets and the banking sector can experience extreme volatility, disruption and credit contraction, which adversely affect global economic conditions. Such turmoil in financial and credit markets or other changes in economic conditions could adversely affect the sources of liquidity available to us and our costs of capital. For example, each financial institution in the syndicate for our credit facilities is responsible for providing a portion of the loans to be made under the facilities. If any lender, or group of lenders, with a significant portion of the commitments in our credit facilities fails to satisfy its obligations to extend credit under the facilities and we are unable to find a replacement for such lender or group of lenders on a timely basis, if at all, our liquidity and our business may be materially adversely affected. In addition, if the U.S. government were to default on its debt obligations due to Congress' failure to increase the debt limit, the U.S. and global financial markets would be adversely affected and our liquidity and borrowing costs could be adversely impacted. Should we need it, we also may not be able to obtain additional credit on terms which are acceptable to us, if at all.

Our operating results may be harmed by unsuccessful management of our operating costs, including costs related to employment, advertising and occupancy.

We may experience higher than expected operating costs, including increased employment costs, advertising spend, occupancy costs, investments in geographic expansion, costs related to our technology infrastructure and other costs. Our ability to make short-term adjustments to manage our costs or to make changes to our business strategy may be limited by contractual or logistical challenges. Furthermore, significant portions of our expenses are fixed in nature and may not be reduced easily. If operating costs exceed our expectations and cannot be adjusted accordingly, our anticipated profitability may be reduced and our anticipated results of operations and financial position may be materially adversely affected.

Changes to accounting rules or regulations may adversely affect our operating results.

Changes to existing accounting rules or regulations may impact our future operating results. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective. The introduction of new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations, or the questioning of current accounting practices, may adversely affect our operating results.

Changes to estimates related to our future financial performance may cause us to incur impairment charges related to our long-lived assets for our retail store locations and other property and equipment, including information technology systems, as well as goodwill and intangible assets.

We make estimates and projections in connection with impairment analyses of our long-lived assets for our retail store locations and other property and equipment, including information technology systems, as well as for goodwill and intangible assets. These analyses require us to make a number of estimates and projections of future results, which impact the fair value of certain assets and reporting units. If these estimates or projections change or prove incorrect, we may be, and have been, required to record impairment charges on certain store locations and other property and equipment, including information technology systems, as well as goodwill and intangible assets. These impairment charges have been significant in the past and may be significant in the future and, as a result of these charges, our operating results have been and may, in the future, be adversely affected.

General Risk Factors

Our inability to obtain commercial insurance at acceptable rates or our failure to adequately reserve for self-insured exposures might increase our expenses and have a negative impact on our business.

We believe that commercial insurance coverage is prudent in certain areas of our business for risk management. Over the past few years, insurance costs have increased substantially and may continue to increase in the future and may be affected by natural disasters, outbreaks of disease, climate change, fear of terrorism, war, financial irregularities, cybersecurity breaches and fraud at publicly-traded companies, intervention by the government or political crises and instability, an increase in the number and severity of claims received by the carriers, or a decrease in the number of insurance carriers. In addition, the carriers with which we hold our policies may go out of business or be otherwise unable to fulfill their contractual obligations, or they may disagree with our interpretation of the coverage or the amounts owed. For certain types or levels of risk, such as risks associated with certain natural disasters, cybersecurity breaches or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable rates, if at all. Therefore, we may choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. We are self-insured or primarily self-insured for employment practices liability, associate health benefits, product recall and reputational risk, among others. If we suffer a substantial loss that is not covered by commercial insurance or our self-insurance reserves, the loss and related expenses could harm our business and operating results. In addition, exposures exist for which no insurance may be available and for which we have not reserved.

If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our stock price may decline.

We typically provide public guidance on our expected operating and financial results for future periods, as we believe this approach is aligned with the long-term view we take in managing our business and our focus on long-term stockholder value creation. Such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our actual results may not always be in line with or exceed the guidance we have provided or the expectations of our investors and analysts, especially in times of economic uncertainty. In the past, when we have reduced our previously provided guidance, our stock price has declined. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of our investors and analysts or if we reduce our guidance for future periods, our stock price may decline.

A variety of factors may cause our quarterly operating results to fluctuate, leading to volatility in our stock price.

Our quarterly results have fluctuated and may fluctuate in the future, depending upon a variety of factors, including changes in economic conditions, shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, back-to-school, Halloween, Thanksgiving and Christmas, as well as timing shifts due to 53-week fiscal years, which occur approximately every five years. Historically, a significant portion of our net revenues and net earnings have typically been realized during the period from October through January each year, our peak selling season. In preparation for and during our peak selling season, we hire a substantial number of part-time and seasonal associates, primarily in our retail stores, distribution facilities and customer care centers. If our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and analysts, our stock price may decline.

If we are unable to pay quarterly dividends or repurchase our stock at intended levels, our reputation and stock price may be harmed.

We have historically repurchased our shares through stock repurchase programs and paid a cash dividend quarterly. These stock repurchase programs and dividends may require the use of a significant portion of our cash earnings, which are also needed to fund our operations and finance future growth. As a result, we may not retain a sufficient amount of cash to fund our operations or finance future growth opportunities, new product development initiatives and unanticipated capital expenditures, which could adversely affect our financial performance. Further, our Board of Directors may, at its discretion, decrease or entirely discontinue the payment of dividends at any time and any stock repurchase program may be limited or terminated at any time. Our ability to pay dividends and repurchase stock will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors, that are beyond our control. Any failure to pay dividends or repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us, and may negatively impact our stock price.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to associates or customers; violation of privacy or security laws; other litigation and legal risk; and reputational risks. These cybersecurity risks and other company risks are monitored and integrated into our enterprise risk management process. As part of this process, appropriate personnel consult with subject matter specialists as necessary to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations.

Our cybersecurity risk management approach includes: (i) an enterprise risk management process, which includes cybersecurity risks and is periodically refreshed; (ii) system vulnerability scanning; (iii) cybersecurity training for employees; (iv) penetration testing, which simulates cyber threats; and (v) third-party risk management for suppliers, vendors, and other partners, which includes risk-based diligence and contractual provisions that allow for periodic auditing. We work to continually improve each of these processes with the goal of ensuring our cybersecurity strategy remains consistent with industry best practices.

Our incident response plan coordinates the activities we take to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident. Further, we conduct periodic tabletop exercises to test our cyber incident response plan.

As part of our cybersecurity risk management strategy, we periodically engage with assessors, consultants and other third-parties to evaluate and test our systems. We also engage an independent Qualified Security Assessor to review our Payment Card Industry compliance.

To date, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the company, including our business strategy, results of operations, or financial condition. See "Risks Related to Technology" included as part of our risk factor disclosures in Item 1A of this Annual Report on Form 10-K, which are incorporated herein by reference.

In the last three fiscal years, we have not experienced any material cybersecurity incidents, and the expenses we have incurred from cybersecurity incidents have been immaterial.

Governance

Cybersecurity is an important part of our risk management processes and an area of increasing focus for our Board of Directors and management. Our Audit and Finance Committee is responsible for the oversight of risks from cybersecurity threats. At least quarterly, the Audit and Finance Committee receives an overview covering current and emerging cybersecurity threat risks and the Company's ability to mitigate those risks, and discusses these topics with our Chief Information Security Officer and Chief Technology and Digital Officer. Cybersecurity risk management is also considered at least annually during separate Board of Directors meeting discussions with management.

Our cybersecurity risk management strategy process is led by our Chief Information Security Officer and Chief Technology and Digital Officer, and leverages the expertise of our Chief Financial Officer, General Counsel and Chief Accounting Officer. Our Chief Information Security Officer and Chief Technology and Digital Officer have extensive prior work experience in roles involving managing information security, developing cybersecurity strategy, managing incident and breach response and implementing effective information and cybersecurity programs as well as several relevant degrees and certifications.

These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan.

ITEM 2. PROPERTIES

We lease store locations, distribution and manufacturing facilities, corporate facilities and customer care centers for our U.S. and international operations for original terms generally ranging from 5 to 22 years. Certain leases contain renewal options for periods of up to 20 years.

For our store locations, our gross leased store space as of February 1, 2026 totaled approximately 5,762,000 square feet for 506 stores compared to approximately 5,833,000 square feet for 512 stores as of February 2, 2025.

Leased Properties

The following table summarizes the location and size of our leased facilities occupied by us as of February 1, 2026:

Location	Occupied Square Footage (Approximate)
Distribution and Manufacturing Facilities	
U.S. Operations	
New Jersey	3,269,000
California	3,150,000
Mississippi	2,271,000
Georgia	1,537,000
Texas	1,298,000
Arizona	1,200,000
North Carolina	412,000
Florida	347,000
Ohio	193,000
Massachusetts	140,000
Oregon	93,000
Colorado	80,000
International Operations	
Australia	187,000
Corporate Facilities	
New York	238,000
California	111,000
Oregon	63,000
Customer Care Centers	
Nevada	66,000
Other	24,000

In addition to the above leased properties, we enter into agreements for other off-site storage needs for our distribution facilities and our retail store locations, as necessary. As of February 1, 2026, the total leased space related to these properties was not material to us and is not included in the occupied square footage reported above.

Owned Properties

As of February 1, 2026, we owned 471,000 square feet of space, primarily in California, for our corporate headquarters and certain data center operations.

We believe that all of our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, or to accommodate the expansion of our operations, if necessary.

ITEM 3.   LEGAL PROCEEDINGS

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows. We review the need for any loss contingency reserves and establish reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount can be reasonably estimated. In view of the inherent difficulty of predicting the outcome of these matters, it may not be possible to determine whether any loss is probable or to reasonably estimate the amount of the loss until the case is close to resolution, in which case no reserve is established until that time. Claims which we pursue to protect our business as well as any claims against us, whether meritorious or not, could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our Consolidated Financial Statements taken as a whole.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol WSM. The closing price of our common stock on the NYSE on March 22, 2026 was $178.42.

STOCKHOLDERS

The number of stockholders of record of our common stock as of March 22, 2026 was 255. This number excludes stockholders whose stock is held in nominee or street name by brokers.

DIVIDENDS

While we have historically paid dividends to holders of our common stock on a quarterly basis, the declaration and payment of future dividends will depend on many factors, including, but not limited to, our earnings, financial condition, business development needs and regulatory considerations, and are at the discretion of our Board of Directors.

STOCK REPURCHASE PROGRAM

The following table summarizes our repurchases of shares of our common stock during the fourth quarter of fiscal 2025 under the $1.0 billion stock repurchase authorization announced in September 2024 (the "September 2024 authorization").

Fiscal period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program[1]	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
November 3, 2025 – November 30, 2025	1,395,613	$178.62	1,395,613	$387,531,000
December 1, 2025 – December 28, 2025	263,087	$186.13	263,087	$338,561,000
December 29, 2025 – February 1, 2026	—	$ —	—	$338,561,000
Total	1,658,700	$179.81	1,658,700	$338,561,000

1 *Excludes shares withheld for associate taxes upon vesting of stock-based awards.*

Additionally, in November 2025, our Board of Directors approved a new $1.0 billion stock repurchase authorization (together with the September 2024 authorization, "our program"), which will become effective once our September 2024 authorization is fully utilized. During fiscal 2025, we repurchased 4,888,240 shares of our common stock at an average cost of $174.70 per share and a total cost of $854.0 million. As of February 1, 2026, we had a total of $1.3 billion in stock repurchase authorization remaining under our program.

Stock repurchases under our program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

PERFORMANCE GRAPH

This graph compares the cumulative total stockholder return for our common stock with those of the S&P 500 and S&P 500 Consumer Discretionary Distribution and Retail, our peer group index. The cumulative total return listed below assumed an initial investment of $100 and reinvestment of dividends. The graph shows historical stock price performance, including reinvestment of dividends, and is not necessarily indicative of future performance.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

Among Williams-Sonoma, Inc., the S&P 500 Index and the S&P 500 Consumer Discretionary Distribution and Retail Index



* $100 invested on January 31, 2021 in stock or index, including reinvestment of dividends. Fiscal year ended February 1, 2026.

	1/31/21	1/30/22	1/29/23	1/28/24	2/2/25	2/1/26
Williams-Sonoma, Inc.	$100.00	$122.02	$102.31	$172.58	$355.00	$349.00
S&P 500	$100.00	$123.29	$113.16	$136.72	$172.78	$201.03
S&P 500 Consumer Discretionary Distribution and Retail	$100.00	$108.64	$ 88.85	$114.73	$161.20	$164.12

Notes:

A.   The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B.   The indices are re-weighted daily, using the market capitalization on the previous trading day.

C.   If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition, results of operations, and liquidity and capital resources for the 52 weeks ended February 1, 2026 ("fiscal 2025"), and the 53 weeks ended February 2, 2025 ("fiscal 2024") should be read in conjunction with our Consolidated Financial Statements and notes thereto. Fiscal 2024 results included a 53rd week, which we estimate contributed 150 basis points to revenue growth and 20 basis points to operating margin in fiscal 2024. Explanations of changes in operational results are discussed in order of magnitude.

A discussion and analysis of our financial condition, results of operations, and liquidity and capital resources for fiscal 2024 compared to the 52 weeks ended January 28, 2024 ("fiscal 2023"), can be found under Item 7 in our Annual Report on Form 10-K for fiscal 2024, filed with the SEC on March 27, 2025, which is available on the SEC's website at www.sec.gov and under the Financial Reports section of our Investor Relations website.

OVERVIEW

Our products in our portfolio of nine brands — Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation, Mark and Graham, and GreenRow — represent distinct merchandise strategies that are marketed through e-commerce, direct-mail catalogs, retail stores, and business-to-business. These brands collectively support The Key Rewards, our loyalty and credit card program that offers members exclusive benefits. We operate in the U.S., Puerto Rico, Canada, Australia and the United Kingdom and have unaffiliated franchisees that operate stores in Mexico, South Korea, India and the Philippines.

The evolving tariff landscape during fiscal 2025 had an impact on our business. While our tariff mitigation efforts reduced the overall effect, tariffs impacted our Consolidated Statement of Earnings in fiscal 2025, due to the flow-through of higher tariffs into cost of goods sold.

Fiscal 2025 Financial Results

Net revenues in fiscal 2025 increased $95.3 million, or 1.2%, due to (i) company comparable brand revenue ("company comp") growth of $258.4 million, or 3.5%, partially offset by (ii) a decrease in non-comparable brand revenue of $45.9 million due to lower franchise net revenues and the closure of retail stores, and (iii) the impact of one less week of net revenues in fiscal 2025 compared to fiscal 2024 of $117.2 million. From a channel perspective, the company comp growth of 3.5% was driven by comp growth of 6.4% in our retail channel and comp growth of 2.2% in our e-commerce channel.

In fiscal 2025, Pottery Barn, our largest brand, saw comparable brand revenue ("brand comp") growth of 0.4% driven by strength in retail, offset by non-furniture and seasonal categories.

The Pottery Barn Kids and Teen brands saw brand comp growth of 4.4% in fiscal 2025 driven by collaborations, expanded dorm and baby offerings, and strong seasonal gifting assortments.

West Elm saw brand comp growth of 2.9% in fiscal 2025 driven by new seasonal assortments, strength in retail and collaborations.

The Williams Sonoma brand saw brand comp growth of 6.9% in fiscal 2025 driven by strength in the brand's kitchen business supported by newness, collaborations, exclusive products and a strong holiday gift assortment.

Finally, our emerging brands, Rejuvenation, Mark and Graham, and GreenRow, combined, delivered double-digit brand comp growth in fiscal 2025.

In fiscal 2025, diluted earnings per share was $8.84 versus $8.79 in fiscal 2024 (which included the benefit of an out-of-period freight adjustment in the first quarter of fiscal 2024 of $0.29). Despite a challenging macroeconomic environment, including continued unpredictability around geopolitics and tariffs, we delivered record diluted earnings per share. Our performance was driven by the execution of our three key priorities for 2025: returning to growth, elevating our world-class customer service and driving earnings.

These results also demonstrate the effectiveness of our tariff mitigation efforts, our ability to quickly adjust as the tariff landscape evolved, and the strength and durability of our operating model in driving profitable market share gains. Our profitability in fiscal 2025 reflected disciplined execution across the company, as we maintained our focus on cost control.

We ended fiscal 2025 with a cash balance of $1.0 billion and generated positive operating cash flow of $1.3 billion. In addition to our cash balance, we ended the year with no outstanding borrowings under our revolving line of credit. This strong liquidity position allowed us to fund the operations of our business, invest $259.4 million in capital expenditures and return $1.2 billion to our stockholders through stock repurchases and dividends.

Out-of-Period Freight Adjustment
Subsequent to the filing of our fiscal 2023 Form 10-K, in April 2024, we determined that we over-recognized freight expense in fiscal 2021, 2022 and 2023 for a cumulative amount of $49.0 million. We evaluated the error, both qualitatively and quantitatively, and determined that no prior interim or annual periods were materially misstated. We then evaluated whether the cumulative amount of the over-accrual was material to our projected fiscal 2024 results, and determined the cumulative amount was not material. Therefore, the Consolidated Financial Statements for fiscal 2024 include an out-of-period adjustment of $49.0 million, recorded in the first quarter of fiscal 2024, to reduce cost of goods sold and accounts payable, which corrected the cumulative error on the Consolidated Balance Sheet as of January 28, 2024.

Subsequent Events
On February 20, 2026, the U.S. Supreme Court held in Learning Resources, Inc. v. Trump that the International Emergency Economic Powers Act ("IEEPA") does not authorize a U.S. President to impose tariffs during peacetime national emergencies and that the challenge to the legality of the tariffs imposed under IEEPA was within the exclusive jurisdiction of the U.S. Court of International Trade ("CIT"), thus affirming the prior decision of the CIT in V.O.S. Selections, Inc. v. United States. As a result, on February 20, 2026, the U.S. President issued an executive order stating that the related tariffs were no longer in effect and ending the collection of these tariffs. However, the U.S. President then issued an additional executive order imposing tariffs pursuant to Section 122 of the Trade Act of 1974 for 150 days, effective on February 24, 2026. The Supreme Court's ruling did not address whether importers who paid IEEPA tariffs are entitled to refunds, and that issue remains subject to further litigation before the CIT. We cannot predict whether or when any refunds will be available, or whether the administration will contest refund claims. We are currently assessing the impact of these actions on our operations and Consolidated Financial Statements, including our ability to recover certain tariffs paid.

Looking Ahead to 2026

Looking ahead to 2026, we will focus on our three key priorities of (i) accelerating growth, (ii) delivering world-class customer service and (iii) driving earnings. Despite continued macroeconomic and geopolitical uncertainty, including ongoing unpredictability related to tariffs, we are focused on executing against these priorities to drive performance in 2026 and beyond.

Accelerating Growth
We expect growth in 2026 to be driven across our portfolio of brands. This strategy includes a focus on Pottery Barn's brand comp, the continued momentum in Williams Sonoma, West Elm and our Pottery Barn Kids and Teen brands, contributions from our emerging brands, and expansion of business-to-business. Product innovation and increased levels of newness, including new furniture collections and finishes, are expected to support growth. Additionally, expansion in baby, dorm and West Elm Office and increased penetration of branded and exclusive assortments are key growth strategies. We will continue to create brand heat through collaborations, social and influencer partnerships and enhanced storytelling, while improving the channel experience across both e-commerce and retail through investments in discovery, personalization, design services, take-it-home-today offerings and selective store investments.

Delivering World-Class Customer Service
Our goal is to deliver the perfect order, on time and damage free, every time. Our priorities include continuing to reduce out-of-market and multiple shipments, returns, damages and replacements, and customer

accommodations. We plan to continue to optimize and automate our distribution centers and logistics network, supported by expanded use of artificial intelligence ("AI") and advanced analytics, which we expect to improve inventory visibility, in-stock levels and service times while driving efficiencies across our supply chain and customer care operations.

Driving Earnings

Our focus on operational efficiency and service improvements is expected to continue to support profitability in 2026. We plan to emphasize full-price selling, focus on product margin through disciplined markdown management, and drive sourcing efficiencies through vendor negotiations, re-sourcing initiatives and organizational productivity improvements. We will remain disciplined in managing selling, general and administrative expenses ("SG&A"), including employment and other variable costs, and expect continued AI-enabled efficiencies across engineering, customer care and creative functions to drive earnings.

As we look forward to the year ahead, we believe these three key priorities will set us apart from our competition and support long-term growth and profitability. Growth creates leverage in our operating model, and improved service supports reinvestment in our business and delivers earnings growth. We have a powerful portfolio of brands, serving a range of categories, aesthetics and life stages, and we have built a strong omni-channel platform and infrastructure, which we believe positions us well for the next stage of growth.

However, the current uncertain macroeconomic environment, including the evolving tariff and trade policy landscape, a weak housing market, elevated interest rates, layoffs, inflationary pressure, economic uncertainty and global geopolitical instability could continue to impact our business. The tariff environment has materially changed over the last year, and we expect that uncertainty to continue into fiscal 2026. For information on risks, please see "Risk Factors" in Part I, Item 1A.

Results of Operations

NET REVENUES

Net revenues consist of sales of merchandise to our customers through our e-commerce websites, direct-mail catalogs and retail stores, and include shipping fees received from customers for delivery of merchandise to their homes. Our revenues also include sales to our business-to-business customers and to our franchisees, incentives received from credit card issuers in connection with our private label and co-branded credit cards, and breakage income related to our stored-value cards.

Net revenues in fiscal 2025 increased $95.3 million, or 1.2%, due to (i) company comparable brand revenue growth of $258.4 million, or 3.5%, partially offset by (ii) a decrease in non-comparable brand revenue of $45.9 million due to lower franchise net revenues and the closure of retail stores, and (iii) the impact of one less week of net revenues in fiscal 2025 compared to fiscal 2024 of $117.2 million. From a channel perspective, the company comp growth of 3.5% was driven by comp growth of 6.4% in our retail channel and comp growth of 2.2% in our e-commerce channel.

The following table summarizes our net revenues by brand for fiscal 2025 and fiscal 2024:

(In thousands)	Fiscal 2025[1]	Fiscal 2024[1]
Pottery Barn	$2,999,332	$3,039,939
West Elm	1,859,501	1,840,582
Williams Sonoma[2]	1,362,308	1,302,821
Pottery Barn Kids and Teen	1,138,051	1,107,057
Other[3]	447,624	421,142
Total	$7,806,816	$7,711,541

1 Includes business-to-business net revenues within each brand.

2 Includes Williams Sonoma Home net revenues.

3 Primarily consists of net revenues from Rejuvenation, Mark and Graham, our international franchise operations and GreenRow.

Comparable Brand Revenue

Comparable brand revenue includes comparable e-commerce sales, including through our direct-mail catalog, and store sales, as well as shipping fees, sales returns and other discounts associated with current period sales. Comparable stores are defined as permanent stores where gross square footage did not change by more than 20% in the previous 12 months, and which have been open for at least 12 consecutive months without closure for more than seven days within the same fiscal month. Outlet comparable store revenues are included in their respective brands. Business-to-business revenues are included in comparable brand revenue for each of our brands. Sales to our international franchisees are excluded from comparable brand revenue as their stores and e-commerce websites are not operated by us. Sales from certain operations are also excluded until such time that we believe those sales are meaningful to evaluating their performance. Additionally, comparable brand revenue for emerging brands is not separately disclosed until such time that we believe those sales are meaningful to evaluating the performance of the brand.

Comparable brand revenue growth (decline)	Fiscal 2025[1]	Fiscal 2024[1]
Pottery Barn	0.4%	(6.2)%
West Elm	2.9	(2.0)
Williams Sonoma[2]	6.9	2.4
Pottery Barn Kids and Teen	4.4	3.0
Total[3]	3.5%	(1.6)%

1 Comparable brand revenue is calculated on a 52-week to 52-week basis for fiscal 2025 and on a 53-week to 53-week basis for fiscal 2024, and includes business-to-business net revenues within each brand.

2 Includes results from Williams Sonoma Home.

3 Total comparable brand revenue growth (decline) includes the results of our emerging brands Rejuvenation, Mark and Graham, and GreenRow.

RETAIL STORE DATA

	Fiscal 2025	Fiscal 2024
Store count – beginning of year	512	518
Store openings	12	16
Store closings	(18)	(22)
Store count – end of year	506	512
Store selling square footage at year-end	3,752,000	3,794,000
Store leased square footage ("LSF") at year-end	5,762,000	5,833,000

	Fiscal 2025		Fiscal 2024	
	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store
Pottery Barn	181	15,000	181	15,100
Williams Sonoma	152	6,900	154	6,900
West Elm	116	13,400	121	13,300
Pottery Barn Kids	44	7,800	45	7,800
Rejuvenation	13	8,000	11	8,100
Total	506	11,400	512	11,400

GROSS PROFIT

Gross profit is equal to our net revenues less costs of goods sold. Cost of goods sold includes (i) cost of merchandise, tariffs, inbound freight costs, freight-to-store costs and other inventory related costs such as replacements, damages, obsolescence and shrinkage, (ii) occupancy costs, which consists of rent, other costs (including property taxes, common area maintenance and utilities) and depreciation, and (iii) shipping costs, which consists of third-party delivery services and shipping materials.

Our classification of costs in gross profit may not be comparable to other public companies, as we do not include non-occupancy-related costs associated with our distribution network in cost of goods sold. These costs, which include distribution network employment, third-party warehouse management and other distribution-related administrative expenses, are recorded in SG&A.

(In thousands)	Fiscal 2025	% Net Revenues	Fiscal 2024	% Net Revenues
Gross profit[1]	$3,603,051	46.2%	$3,582,299	46.5%

1   *Includes occupancy costs of $820.3 million and $793.1 million in fiscal 2025 and fiscal 2024, respectively.*

Fiscal 2025 vs. Fiscal 2024
Gross profit increased $20.8 million, or 0.6%, compared to fiscal 2024. Gross margin decreased to 46.2% from 46.5% in fiscal 2024. This decrease in gross margin of 30 basis points was driven by (i) the out-of-period freight adjustment in the first quarter of fiscal 2024 of 70 basis points, (ii) lower merchandise margins of 40 basis points as a result of the flow-through of tariffs into cost of goods sold, and (iii) the deleverage of occupancy costs of 20 basis points, partially offset by (iv) supply chain efficiencies of 50 basis points, including lower shipping costs, reductions in damages and returns, reduced replacements, as well as fewer customer accommodations, and (v) favorable physical inventory results of 50 basis points.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A consists of non-occupancy-related costs associated with our retail stores and e-commerce websites, distribution and manufacturing facilities, customer care centers, supply chain operations (buying, receiving and inspection) and corporate administrative functions. These costs include employment, advertising, third-party credit card processing, impairment and other general expenses.

(In thousands)	Fiscal 2025	% Net Revenues	Fiscal 2024	% Net Revenues
Selling, general and administrative expenses	$2,187,329	28.0%	$2,152,115	27.9%

Fiscal 2025 vs. Fiscal 2024

SG&A increased $35.2 million or 1.6%, compared to fiscal 2024. SG&A as a percentage of net revenues increased to 28.0% from 27.9% for fiscal 2024. This increase of 10 basis points was primarily driven by (i) higher general expenses of 20 basis points from the resolution of a prior year indirect tax matter and a favorable insurance settlement which did not recur in fiscal 2025, and (ii) an increase in employment expense of 20 basis points due to higher performance-based incentive compensation, partially offset by (iii) a decrease in advertising expenses of 30 basis points.

INCOME TAXES

The effective income tax rate was 25.1% for fiscal 2025, compared to 24.3% for fiscal 2024. This increase was primarily driven by (i) lower excess tax benefit from stock-based compensation, (ii) the tax effect of earnings mix change and (iii) a higher disallowed executive compensation deduction in fiscal 2025.

LIQUIDITY AND CAPITAL RESOURCES

Material Cash Requirements

We are party to contractual obligations involving commitments to make payments to third parties in the future. Certain contractual obligations are reflected on our Consolidated Balance Sheet as of February 1, 2026, while others are not recorded on the Consolidated Balance Sheet. Our material cash requirements as of February 1, 2026 include the following contractual obligations and commitments arising in the normal course of business:

- Our operating leases had fixed lease payment obligations, including imputed interest, of $1.7 billion, with $325.7 million payable within 12 months. Additionally, we have future payment obligations of $205.9 million relating to executed lease agreements for which the related lease terms had not yet commenced as of February 1, 2026. See Note E to our Consolidated Financial Statements for information related to lease obligations.
- Our purchase obligations consist primarily of open purchase orders to purchase inventory as well as commitments for products and services used in the normal course of business. As of February 1, 2026, our purchase obligations were approximately $1.1 billion, substantially all of which is expected to be settled within 12 months.

In addition, we had $35.0 million of unrecognized tax benefits recorded in our Consolidated Balance Sheet as of February 1, 2026, for which we cannot make a reasonably reliable estimate of the amount and period of payment. See Note D to our Consolidated Financial Statements for information related to income taxes.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to commercial matters, operating leases, trademarks, intellectual property and financial matters. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

See Note I to our Consolidated Financial Statements for further information related to our commitments and contingencies.

Dividends

In fiscal 2025 and fiscal 2024, total cash dividends declared were $326.8 million, or $2.64 per common share, and $293.2 million, or $2.28 per common share, respectively. In March 2026, we announced that our Board of Directors authorized a 15% increase in our quarterly cash dividend, from $0.66 to $0.76 per common share, subject to capital availability. Our quarterly cash dividend may be limited or terminated at any time. See "*Risk Factor — If we are unable to pay quarterly dividends or repurchase our stock at intended levels, our reputation and stock price may be harmed.*"

Stock Repurchase Program

See section titled "Stock Repurchase Program" within Part II, Item 5 of this Annual Report on Form 10-K for further information.

Liquidity Outlook

We believe our cash on hand, cash flows from operations and our available credit facilities will provide adequate liquidity for our business operations as well as dividends, capital expenditures, stock repurchases and other liquidity requirements associated with our business operations over the next 12 months. We are currently not aware of any other trends or demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity increasing or decreasing in any material way that would impact our capital needs during or beyond the next 12 months.

Sources of Liquidity

As of February 1, 2026, we held $1.0 billion in cash and cash equivalents, the majority of which was held in money market funds and interest-bearing demand deposit accounts, and of which $45.7 million was held by our international subsidiaries. Consistent with our industry, our cash balances are seasonal in nature, with the fourth quarter historically representing a significantly higher level of cash than other periods.

Throughout the fiscal year, we utilize our cash resources to build our inventory levels in preparation for our peak selling season. Our largest source of operating cash flows is cash collections from the sale of our merchandise throughout the year. In fiscal 2026, we plan to use our cash resources to fund inventory purchases and inventory-related costs, employment-related costs, advertising costs, rental payments on our leases, stock repurchases and dividend payments, the payment of income taxes and property and equipment purchases.

In addition to our cash balances on hand, in June 2025, we amended our existing credit facility, which increased our unsecured revolving line of credit to $600 million, amended certain interest rates and extended the maturity date of the facility to June 26, 2030, in addition to other updates (the "Credit Facility"). Our Credit Facility may be used to borrow revolving loans or to request the issuance of letters of credit. We may, upon notice to the administrative agent, request existing or new lenders, at such lenders' option, to increase the Credit Facility by up to $250 million to provide for a total of $850 million of unsecured revolving credit.

During fiscal 2025, we had no borrowings under our Credit Facility. Additionally, as of February 1, 2026, issued but undrawn standby letters of credit of $14.1 million were outstanding under our Credit Facility. The standby letters of credit were primarily issued to secure the liabilities associated with workers' compensation and other insurance programs.

Our Credit Facility contains certain restrictive loan covenants, including, among others, a financial covenant requiring a maximum leverage ratio (funded debt adjusted for operating lease liabilities to earnings before interest, income tax, depreciation, amortization and rent expense), and covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, merge or consolidate, and dispose of assets. As of February 1, 2026, we were in compliance with our financial covenants under our Credit Facility and, based on our current projections, we expect to remain in compliance throughout the next 12 months.

Letter of Credit Facilities

We have three unsecured letter of credit facilities for a total of $35 million. Our letter of credit facilities contain covenants that are consistent with our Credit Facility. Interest on unreimbursed amounts under our letter of credit facilities accrues at a base rate as defined in the Credit Facility, plus an applicable margin based on our leverage ratio. As of February 1, 2026, no amounts were outstanding under our letter of credit facilities. On August 7, 2025, we renewed two of our letter of credit facilities totaling $30 million on substantially similar terms. The two letter of credit facilities mature on August 18, 2026, and the latest expiration date possible for future letters of credit issued under these facilities is January 15, 2027. One of the letter of credit facilities totaling $5 million matures on June 26, 2030, which is also the latest expiration date possible for future letters of credit issued under the facility.

Cash Flows from Operating Activities

For fiscal 2025, net cash provided by operating activities was $1.3 billion compared to $1.4 billion in fiscal 2024, and was primarily attributable to net earnings of $1.1 billion adjusted for non-cash items, partially offset by higher spending on merchandise inventories, inclusive of tariffs, of $125.9 million. Additionally, cash paid during the year for income taxes, net of refunds, was $330.3 million.

Net cash provided by operating activities compared to fiscal 2024 decreased by $45.3 million primarily due to a decrease in accounts payable of $47.2 million (as a result of timing of payments). Net cash provided by operating activities was favorably impacted by a decrease in income tax payments of $68.4 million in fiscal 2025, as compared to fiscal 2024, due to timing of payments.

Cash Flows from Investing Activities

For fiscal 2025, net cash used in investing activities was $260.6 million compared to $221.2 million in fiscal 2024 and was primarily attributable to purchases of property and equipment of $259.4 million including investments in technology of $103.5 million, retail stores of $73.8 million and supply chain enhancements of $51.5 million.

Cash Flows from Financing Activities

For fiscal 2025, net cash used in financing activities was $1.3 billion compared to $1.2 billion in fiscal 2024 and was primarily attributable to repurchases of our common stock of $854.0 million and payments of dividends of $316.5 million.

Net cash used in financing activities for fiscal 2025 increased by $68.1 million compared to fiscal 2024 due to increases in repurchases of our common stock of $46.5 million and payments of dividends of $36.4 million.

IMPACT OF INFLATION

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have experienced varying levels of inflation, resulting in part from various supply chain disruptions, increased shipping and transportation costs, increased product costs, increased labor costs in the supply chain and other disruptions caused by the uncertain economic environment. We cannot be assured that our results of operations and financial condition will not be materially impacted by inflation in the future. For information on risks, please see "Risk Factors" in Part I, Item 1A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires us to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosures of contingent assets and liabilities. These estimates are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

Merchandise Inventories

The significant estimates used in our inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or net realizable value reserves) and estimates of inventory shrinkage. We reserve for obsolescence based on historical trends of inventory sold below cost and specific identification.

The reserves for shrinkage are recorded throughout the year based on historical shrinkage results, cycle count results within our distribution centers, expectations of future shrinkage and current inventory levels, and are therefore subject to uncertainty. Actual shrinkage is recorded at year-end based on the results of our year-end physical inventory counts, and can vary from our estimates recorded throughout the year due to such factors as changes in operations, the mix of our inventory (which ranges from large furniture to small tabletop items), transaction processing errors, changes in our technology systems, and execution against loss prevention initiatives in our stores, distribution facilities and off-site storage locations, and with our third-party warehouse and transportation providers. Accordingly, there is no material shrinkage reserve at year-end. Historically, actual shrinkage has not differed materially from our estimates.

Our obsolescence and shrinkage reserve calculations contain estimates that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. We have made no material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves throughout the year. In addition, we do not believe a 10% change in our inventory reserves would have a material effect on our net earnings. As of February 1, 2026 and February 2, 2025, our inventory obsolescence reserves were $20.7 million and $19.6 million, respectively.

Long-lived Assets
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

We review the carrying value of all long-lived assets for impairment, primarily at an individual store level, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. The asset group is comprised of both property and equipment and operating lease right-of-use assets. Impairment may result when the carrying value of the asset or asset group exceeds the estimated undiscounted future cash flows over its remaining useful life. Our estimate of undiscounted future cash flows over the lease term is based upon our experience, the historical operations and estimates of future profitability and economic conditions. The estimates of future profitability and economic conditions require estimating such factors as sales growth, gross margin, employment costs, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict. For operating lease right-of-use assets, we determine the fair value of the assets by using estimated market rental rates. These estimates can be affected by factors such as future results, real estate supply and demand, closure plans and economic conditions that can be difficult to predict. Actual future results may differ from those estimates. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the excess of the asset or asset group's net carrying value over its estimated fair value. During fiscal 2025, fiscal 2024 and fiscal 2023, we recognized impairment charges, as a component of SG&A, of $1.6 million, $3.9 million and $14.5 million, respectively.

Income Taxes
We record reserves for our estimates of the additional income tax liability that is more likely than not to result from the ultimate resolution of foreign and domestic tax examinations. The results of these examinations and negotiations with taxing authorities may affect the ultimate settlement of these issues. We review and update the estimates used in the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, upon completion of tax examinations, upon expiration of statutes of limitation, or upon occurrence of other events. As of February 1, 2026, we had $35.0 million of gross unrecognized tax benefits, of which $28.1 million would, if recognized, affect the effective tax rate. Additionally, we accrue interest and penalties related to these unrecognized tax benefits in the provision for income taxes. As of February 1, 2026 and February 2, 2025, our accruals for the payment of interest and penalties totaled $8.2 million and $6.7 million, respectively.

In order to compute income tax on an interim basis, we estimate what our effective tax rate will be for the full fiscal year and adjust these estimates throughout the year as necessary. Adjustments to our income tax provision due to changes in our estimated effective tax rate are recorded in the interim period in which the change occurs. The tax expense (or benefit) related to items other than ordinary income is individually computed and recognized when the items occur. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of our earnings in various taxing jurisdictions or changes in tax law. Our effective tax rates for fiscal 2025 and fiscal 2024 were 25.1% and 24.3%, respectively.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include significant deterioration of the U.S. and foreign markets, changes in U.S. interest rates, foreign currency exchange rate fluctuations, inflation and the effects of economic uncertainty which may affect the prices we pay our suppliers in the foreign countries in which we do business. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

Our Credit Facility has a variable interest rate which, when drawn upon, subjects us to risks associated with changes in that interest rate. During fiscal 2025, we had no borrowings under our Credit Facility.

In addition, we have fixed and variable income investments consisting of short-term investments classified as cash and cash equivalents, which are also affected by changes in market interest rates. As of February 1, 2026, our investments, made primarily in money market funds and interest bearing demand deposit accounts, are stated at cost and approximate their fair values.

Foreign Currency Risks

We purchase the majority of our inventory from suppliers outside of the U.S. in transactions that are primarily denominated in U.S. dollars and, as such, any foreign currency impact related to these international purchase transactions was not significant to us during fiscal 2025 or fiscal 2024. Since we pay for the majority of our international purchases in U.S. dollars, however, a decline in the U.S. dollar relative to other foreign currencies would subject us to risks associated with increased purchasing costs from our suppliers in their effort to offset any lost profits associated with any currency devaluation. We cannot predict with certainty the effect these increased costs may have on our financial statements or results of operations.

In addition, our businesses in Canada, Australia and the United Kingdom, and our operations throughout Asia and Europe, expose us to market risk associated with foreign currency exchange rate fluctuations. Substantially all of our purchases and sales are denominated in U.S. dollars, which limits our exposure to this risk. However, some of our foreign operations have a functional currency other than the U.S. dollar. While the impact of foreign currency exchange rate fluctuations was not material to us in fiscal 2025, we have continued to see volatility in the exchange rates in the countries in which we do business. Additionally, the effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical or current Consolidated Financial Statements. As we continue to expand globally, the foreign currency exchange risk related to our foreign operations may increase. To mitigate this risk, we may hedge a portion of our foreign currency exposure with foreign currency forward contracts in accordance with our risk management policies.

Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we have experienced varying levels of inflation, resulting in part from various supply chain disruptions, increased shipping and transportation costs, increased product costs, increased labor costs in the supply chain and other disruptions caused by the uncertain economic environment. We believe the effects of inflation, if any, on our financial statements and results of operations have been immaterial to date. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future. Our inability or failure to offset the impact of inflation could harm our business, financial condition and results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Williams-Sonoma, Inc.
Consolidated Statements of Earnings

	For the Fiscal Year Ended		
(In thousands, except per share amounts)	February 1, 2026	February 2, 2025	January 28, 2024
Net revenues	$7,806,816	$7,711,541	$7,750,652
Cost of goods sold	4,203,765	4,129,242	4,447,051
Gross profit	3,603,051	3,582,299	3,303,601
Selling, general and administrative expenses	2,187,329	2,152,115	2,059,408
Operating income	1,415,722	1,430,184	1,244,193
Interest income, net	36,838	55,548	29,162
Earnings before income taxes	1,452,560	1,485,732	1,273,355
Income taxes	364,123	360,481	323,593
Net earnings	$1,088,437	$1,125,251	$ 949,762
Basic earnings per share	$ 8.96	$ 8.91	$ 7.35
Diluted earnings per share	$ 8.84	$ 8.79	$ 7.28
Shares used in calculation of earnings per share:			
Basic	121,446	126,242	129,148
Diluted	123,153	128,041	130,543

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Comprehensive Income

	For the Fiscal Year Ended		
(In thousands)	February 1, 2026	February 2, 2025	January 28, 2024
Net earnings	$1,088,437	$1,125,251	$949,762
Other comprehensive income (loss):			
Foreign currency translation adjustments	8,417	(6,136)	(999)
Change in fair value of derivative financial instruments, net of tax	—	1	160
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of tax	—	94	(904)
Comprehensive income	$1,096,854	$1,119,210	$948,019

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Balance Sheets

(In thousands, except per share amounts)	As of February 1, 2026	As of February 2, 2025
ASSETS		
Current assets		
Cash and cash equivalents	$1,019,801	$1,212,977
Accounts receivable, net	126,821	117,678
Merchandise inventories, net	1,462,849	1,332,429
Prepaid expenses	80,053	66,914
Other current assets	23,663	24,611
Total current assets	2,713,187	2,754,609
Property and equipment, net	1,095,158	1,033,934
Operating lease right-of-use assets	1,270,272	1,177,805
Deferred income taxes, net	99,161	120,657
Goodwill	77,398	77,260
Other long-term assets, net	156,736	137,342
Total assets	$5,411,912	$5,301,607
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 637,985	$ 645,667
Accrued expenses	314,588	286,033
Gift card and other deferred revenue	602,940	584,791
Income taxes payable	78,943	67,696
Operating lease liabilities	221,356	234,180
Other current liabilities	98,318	93,607
Total current liabilities	1,954,130	1,911,974
Long-term operating lease liabilities	1,235,549	1,113,135
Other long-term liabilities	139,674	134,079
Total liabilities	3,329,353	3,159,188
Commitments and contingencies – See Note I		
Stockholders' equity		
Preferred stock: $0.01 par value; 7,500 shares authorized; none issued	—	—
Common stock: $0.01 par value; 253,125 shares authorized; 118,770 and 123,125 shares issued and outstanding at February 1, 2026 and February 2, 2025, respectively	1,188	1,232
Additional paid-in capital	587,433	571,585
Retained earnings	1,509,129	1,591,630
Accumulated other comprehensive loss	(13,176)	(21,593)
Treasury stock, at cost: 14 and 4 shares as of February 1, 2026 and February 2, 2025, respectively	(2,015)	(435)
Total stockholders' equity	2,082,559	2,142,419
Total liabilities and stockholders' equity	$5,411,912	$5,301,607

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at January 29, 2023	132,453	$1,325	$572,455	$1,141,819	$(13,809)	$ (739)	$1,701,051
Net earnings	—	—	—	949,762	—	—	949,762
Foreign currency translation adjustments	—	—	—	—	(999)	—	(999)
Change in fair value of derivative financial instruments, net of tax	—	—	—	—	160	—	160
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of tax	—	—	—	—	(904)	—	(904)
Release of stock-based awards[1]	1,075	11	(52,641)	—	—	(201)	(52,831)
Repurchases of common stock[2]	(5,227)	(52)	(15,456)	(298,985)	—	(1,000)	(315,493)
Reissuance of treasury stock under stock-based compensation plans[1]	—	—	(334)	(180)	—	514	—
Stock-based compensation expense	—	—	83,936	—	—	—	83,936
Dividends declared	—	—	—	(236,821)	—	—	(236,821)
Balance at January 28, 2024	128,301	1,284	587,960	1,555,595	(15,552)	(1,426)	2,127,861
Net earnings	—	—	—	1,125,251	—	—	1,125,251
Foreign currency translation adjustments	—	—	—	—	(6,136)	—	(6,136)
Change in fair value of derivative financial instruments, net of tax	—	—	—	—	1	—	1
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of tax	—	—	—	—	94	—	94
Release of stock-based awards[1]	765	7	(93,994)	—	—	(227)	(94,214)
Repurchases of common stock[2]	(5,941)	(59)	(18,373)	(795,968)	—	—	(814,400)
Reissuance of treasury stock under stock-based compensation plans[1]	—	—	(1,218)	—	—	1,218	—
Stock-based compensation expense	—	—	97,210	—	—	—	97,210
Dividends declared	—	—	—	(293,248)	—	—	(293,248)
Balance at February 2, 2025	123,125	1,232	571,585	1,591,630	(21,593)	(435)	2,142,419
Net earnings	—	—	—	1,088,437	—	—	1,088,437
Foreign currency translation adjustments	—	—	—	—	8,417	—	8,417
Release of stock-based awards[1]	533	5	(73,513)	—	—	(290)	(73,798)
Repurchases of common stock[2]	(4,888)	(49)	(15,691)	(843,970)	—	(1,911)	(861,621)
Reissuance of treasury stock under stock-based compensation plans[1]	—	—	(448)	(173)	—	621	—
Stock-based compensation expense	—	—	105,500	—	—	—	105,500
Dividends declared	—	—	—	(326,795)	—	—	(326,795)
Balance at February 1, 2026	118,770	$1,188	$587,433	$1,509,129	$(13,176)	$(2,015)	$2,082,559

1   *Amounts are shown net of shares withheld for associate taxes.*

2   *Repurchases of common stock include accrued excise taxes of $7.7 million, $6.9 million, and $2.5 million as of February 1, 2026, February 2, 2025 and January 28, 2024, respectively, which is recorded in retained earnings.*

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Cash Flows

(In thousands)	For the Fiscal Year Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Cash flows from operating activities:			
Net earnings	$ 1,088,437	$ 1,125,251	$ 949,762
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	231,449	229,802	232,590
Loss on disposal/impairment of assets	7,663	5,539	21,869
Non-cash lease expense	251,591	255,923	255,286
Deferred income taxes	20,315	(9,741)	(29,085)
Stock-based compensation expense	106,522	98,983	84,754
Other	(2,556)	(2,603)	(2,796)
Changes in:			
Accounts receivable	(8,811)	5,004	(7,461)
Merchandise inventories	(125,876)	(88,085)	209,168
Prepaid expenses and other assets	(29,772)	(19,832)	1,016
Accounts payable	(31,802)	15,360	99,043
Accrued expenses and other liabilities	37,286	27,023	4,935
Gift card and other deferred revenue	17,443	11,587	95,005
Operating lease liabilities	(258,247)	(265,131)	(269,162)
Income taxes payable	11,247	(28,858)	35,349
Net cash provided by operating activities	1,314,889	1,360,222	1,680,273
Cash flows from investing activities:			
Purchases of property and equipment	(259,438)	(221,567)	(188,458)
Other	(1,138)	360	201
Net cash used in investing activities	(260,576)	(221,207)	(188,257)
Cash flows from financing activities:			
Repurchases of common stock	(853,962)	(807,477)	(313,001)
Payment of dividends	(316,484)	(280,058)	(232,475)
Tax withholdings related to stock-based awards	(73,798)	(94,214)	(52,831)
Debt issuance costs	(1,187)	—	—
Other	(6,941)	(2,474)	—
Net cash used in financing activities	(1,252,372)	(1,184,223)	(598,307)
Effect of exchange rates on cash and cash equivalents	4,883	(3,822)	954
Net (decrease) increase in cash and cash equivalents	(193,176)	(49,030)	894,663
Cash and cash equivalents at beginning of year	1,212,977	1,262,007	367,344
Cash and cash equivalents at end of year	$ 1,019,801	$ 1,212,977	$1,262,007
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 692	$ 849	$ 837
Cash paid during the year for income taxes, net of refunds	$ 330,304	$ 398,693	$ 315,850
Non-cash investing activities:			
Purchases of property and equipment not yet paid for at end of year	$ 3,054	$ 5,533	$ 914

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies

Williams-Sonoma, Inc.'s ("Company", "we", or "us") brands — Williams Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Teen, West Elm, Williams Sonoma Home, Rejuvenation, Mark and Graham, and GreenRow — represent distinct merchandise strategies that are marketed through e-commerce, direct-mail catalogs, retail stores, and business-to-business. These brands collectively support The Key Rewards, our loyalty and credit card program that offers members exclusive benefits. We operate in the U.S., Puerto Rico, Canada, Australia and the United Kingdom and have unaffiliated franchisees that operate stores in Mexico, South Korea, India and the Philippines, as well as e-commerce websites in certain locations.

Out-of-Period Freight Adjustment
Subsequent to the filing of our fiscal 2023 Form 10-K, in April 2024, we determined that we over-recognized freight expense in fiscal 2021, 2022 and 2023 for a cumulative amount of $49.0 million. We evaluated the error, both qualitatively and quantitatively, and determined that no prior interim or annual periods were materially misstated. We then evaluated whether the cumulative amount of the over-accrual was material to our projected fiscal 2024 results, and determined the cumulative amount was not material. Therefore, the Consolidated Financial Statements for fiscal 2024 include an out-of-period adjustment of $49.0 million, recorded in the first quarter of fiscal 2024, to reduce cost of goods sold and accounts payable, which corrected the cumulative error on the Consolidated Balance Sheet as of January 28, 2024.

Consolidation
The Consolidated Financial Statements include the accounts of Williams-Sonoma, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Fiscal Year
Our fiscal year ends on the Sunday closest to January 31, based on a 52 or 53-week year. Fiscal 2025, a 52-week year, ended on February 1, 2026; Fiscal 2024, a 53-week year, ended on February 2, 2025; and Fiscal 2023, a 52-week year, ended on January 28, 2024.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash Equivalents
Cash equivalents include highly liquid investments with an original maturity of three months or less. As of February 1, 2026, we were invested primarily in money market funds and interest-bearing demand deposit accounts. Book cash overdrafts issued, but not yet presented to the bank for payment, are reclassified to accounts payable.

Accounts Receivable, Net
Accounts receivable are stated at their carrying values, net of an allowance for credit losses. Accounts receivable consist primarily of credit card, business-to-business and franchisee receivables for which collectability is reasonably assured. Receivables are evaluated for collectability on a regular basis and an allowance for credit losses is recorded, if necessary. Our allowance for credit losses was not material to our Consolidated Financial Statements as of February 1, 2026 and February 2, 2025.

Merchandise Inventories
Merchandise inventories, net of an allowance for shrinkage and obsolescence, are stated at the lower of cost (weighted-average method) or net realizable value. To determine if the value of our inventory should be

reduced below cost, we consider current and anticipated demand, customer preferences and age of the merchandise. We reserve for obsolescence based on historical trends of inventory sold below cost and specific identification.

Reserves for shrinkage are estimated and recorded throughout the year based on historical shrinkage results, cycle count results within our distribution centers, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our year-end physical inventory counts and can vary from our estimates due to such factors as changes in operations, the mix of our inventory (which ranges from large furniture to small tabletop items), transaction processing errors, changes in our technology systems, and execution against loss prevention initiatives in our stores, distribution facilities, off-site storage locations, and with our third-party warehouse and transportation providers. Accordingly, there is no material shrinkage reserve at year-end. Historically, actual shrinkage has not differed materially from our estimates.

Our obsolescence and shrinkage reserve calculations contain estimates that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our reserves accordingly throughout the year. As of February 1, 2026 and February 2, 2025, our inventory obsolescence reserves were $20.7 million and $19.6 million, respectively.

Long-lived Assets
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Leasehold improvements	Shorter of estimated useful life or lease term (generally 5 – 22 years)
Fixtures and equipment	2 – 15 years
Buildings and building improvements	10 – 40 years
Capitalized software	2 – 10 years
Corporate aircraft	24 years

We review the carrying value of all long-lived assets for impairment, primarily at an individual store level, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. The asset group is comprised of both property and equipment and operating lease right-of-use assets. Impairment may result when the carrying value of the asset or asset group exceeds the estimated undiscounted future cash flows over its remaining useful life. For asset impairment, our estimate of undiscounted future cash flows over the lease term is based upon our experience, the historical operations and estimates of future profitability and economic conditions. The estimates of future profitability and economic conditions require estimating such factors as sales growth, gross margin, employment costs, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict. For operating lease right-of-use assets, we determine the fair value of the assets by using estimated market rental rates. These estimates can be affected by factors such as future results, real estate supply and demand, closure plans and economic conditions that can be difficult to predict. Actual future results may differ from those estimates. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the excess of the asset or asset group's net carrying value over its estimated fair value. We measure property and equipment at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy (see Note L). We measure operating lease right-of-use assets at fair value on a nonrecurring basis using Level 2 inputs, primarily market rental rates, that are corroborated by market data. Where Level 2 inputs are not readily available, we use Level 3 inputs. Fair value of these long-lived assets is based on the present value of estimated future cash flows using a discount rate commensurate with the risk. During fiscal 2025, fiscal 2024 and fiscal 2023, we recognized impairment charges, as a component of selling, general and administrative expenses ("SG&A"), of $1.6 million, $3.9 million and $14.5 million, respectively.

Leases

We lease store locations, distribution and manufacturing facilities, corporate facilities, customer care centers and certain equipment for our U.S. and international operations with initial terms generally ranging from 2 to 22 years. We determine whether an arrangement is or contains a lease at inception by evaluating potential lease agreements including services and operating agreements to determine whether an identified asset exists that we control over the term of the arrangement. Lease commencement is determined to be when the lessor provides us access to, and the right to control, the identified asset.

The rental payments for our leases are typically structured as either fixed or variable payments. Our fixed rent payments include: stated minimum rent and stated minimum rent with stated increases. Other obligations under our lease agreements include: rent increases based on a future index; rent based on a percentage of store sales; rent based on a percentage of store sales if a specified store sales threshold or contractual obligation of the landlord has not been met; and payments made for pass-through costs for property taxes, insurance, utilities and common area maintenance. In instances where these other obligations are fixed, they are included in the measurement of our lease liabilities, and when variable, they are excluded and recognized in the period in which the obligation for those payments is incurred. We consider lease payments that cannot be predicted with reasonable certainty upon lease commencement to be variable lease payments, which are excluded from our calculation of lease liabilities.

Upon lease commencement, we recognize a right-of use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. We have elected the practical expedient to not separate lease and non-lease components. Therefore, lease payments included in the measurement of the lease liability include all fixed payments in the lease arrangement. We record a right-of-use asset for an amount equal to the lease liability, increased for any prepaid lease costs and initial direct costs and reduced by any lease incentives. We remeasure the lease liability and right-of-use asset when a remeasurement event occurs.

Many of our leases contain renewal and early termination options. The option periods are generally not included in the lease term used to measure our lease liabilities and right-of-use assets upon commencement, as we do not believe the exercise of these options to be reasonably certain. We remeasure the lease liability and right-of-use asset once we are reasonably certain to exercise a renewal or an early termination option.

Our leases generally do not provide information about the rate implicit in the lease. Therefore, we utilize an incremental borrowing rate to calculate the present value of our future lease obligations. The incremental borrowing rate represents the rate of interest we would have to pay on a collateralized borrowing, for an amount equal to the lease payments, over a similar term and in a similar economic environment. We use judgment in determining our incremental borrowing rate, which is applied to each lease based on the lease term. An increase or decrease in the incremental borrowing rate applied would impact the value of our right-of-use assets and lease liabilities.

We use judgment in determining lease classification, including our determination of the economic life and the fair market value of the identified asset. The fair market value of the identified asset is generally estimated based on comparable market data provided by third-party sources. All of our leases are currently classified as operating leases.

Goodwill

Goodwill is initially recorded as of the acquisition date and is measured as any excess of the purchase price over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but rather is subject to impairment testing annually (on the first day of the fourth quarter), or between annual tests whenever events or changes in circumstances indicate that the fair value of a reporting unit may be below its carrying amount. We first perform a qualitative assessment to evaluate goodwill for potential impairment. If based on that assessment it is more likely than not that the fair value of the reporting unit is below its carrying value, a quantitative impairment test is necessary. The quantitative impairment test requires determining the fair value of the reporting unit. We use the income approach, whereby we calculate the fair value based on the present value of estimated future cash flows, using a discount rate that approximates the reporting unit's weighted-average cost of capital. The process of evaluating the potential impairment of goodwill is subjective and requires significant estimates and assumptions about the future such as sales growth, gross margins, employment costs, capital expenditures, inflation and future economic and market conditions. We measure the fair value using Level 3 inputs as defined in the fair value hierarchy (see Note L). Actual future results may differ from those estimates. If the carrying value of the reporting unit's assets and liabilities, including goodwill, exceeds its fair value, impairment is recorded for the excess, not to exceed the total amount of goodwill allocated to the reporting unit.

As of February 1, 2026 and February 2, 2025, we had goodwill of $77.4 million and $77.3 million, respectively, primarily related to our fiscal 2017 acquisition of Outward and our fiscal 2011 acquisition of Rejuvenation. In fiscal 2025, fiscal 2024 and fiscal 2023, we performed our qualitative annual assessment of goodwill impairment and concluded that the fair value of each of our reporting units exceeded its carrying value. Accordingly, no further impairment testing of goodwill was performed and we did not recognize any goodwill impairment in fiscal 2025, fiscal 2024 or fiscal 2023.

Self-Insured Liabilities

We are primarily self-insured for workers' compensation, associate health benefits, product and other general liability claims. We record self-insurance liability reserves based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported, based on an actuarial analysis of historical claims data. Factors affecting these estimates include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different number of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. Self-insurance reserves for workers' compensation, associate health benefits, product and other general liability claims were $28.5 million and $30.7 million as of February 1, 2026 and February 2, 2025, respectively.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and debt (if any) approximate their estimated fair values.

Revenue from Merchandise Sales

Revenues from the sale of our merchandise through our e-commerce business, at our retail stores as well as to our business-to-business customers and franchisees are, in each case, recognized at a point in time when control of merchandise is transferred to the customer. Merchandise can either be picked up in our stores or delivered to the customer. For merchandise picked up in the store, control is transferred at the time of the sale to the customer. For merchandise delivered to the customer, control is transferred either when delivery has been completed, or when we have a present right to payment which, for certain merchandise, occurs upon conveyance of the merchandise to the carrier for delivery. We exclude from revenue any taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and are concurrent with revenue-generating activities. Our payment terms are primarily at the point of sale for merchandise sales and for most services. We have elected to account for shipping and handling as fulfillment activities, and not as a separate performance obligation.

Revenue from the sale of merchandise is reported net of sales returns. We estimate future returns based on historical return trends together with current product sales performance. As of February 1, 2026 and February 2, 2025, we recorded a liability for expected sales returns of $40.1 million and $42.7 million, respectively, within other current liabilities and a corresponding asset for the expected net realizable value of the merchandise inventory to be returned of $11.9 million and $12.1 million, respectively, within other current assets in our Consolidated Balance Sheets.

Gift Card and Other Deferred Revenue

We defer revenue and record a liability when cash payments are received in advance of satisfying performance obligations, primarily associated with our merchandise sales, stored-value cards, customer loyalty programs and incentives received from credit card issuers.

We issue stored-value cards that may be redeemed on future merchandise purchases. Our stored-value cards have no expiration dates. Revenue from stored-value cards is recognized at a point in time upon redemption of the card and as control of the merchandise is transferred to the customer. Breakage is recognized in a manner consistent with our historical redemption patterns, taking into consideration escheatment laws as applicable. Breakage is recognized over the estimated period of redemption of our cards of approximately four years, the majority of which is recognized within one year of the card issuance. Breakage income is not material to our Consolidated Financial Statements.

We offer a customer loyalty program, The Key Rewards, that allows members to earn points on qualifying purchases. Customers can earn points through spend on our private label and co-branded credit cards, or through non-credit card qualifying purchases. Points earned through either method enable members to receive certificates that may be redeemed on future merchandise purchases. This customer option is a material right and, accordingly, represents a separate performance obligation to the customer. The allocated consideration for the points or certificates earned by our loyalty program members is deferred based on the standalone selling price of the points and recorded within gift card and other deferred revenue within our Consolidated Balance Sheets. The measurement of standalone selling prices takes into consideration the discount the customer would receive in a separate transaction for the delivered item, as well as our estimate of certificates expected to be issued and redeemed, based on historical patterns. This measurement is applied to our portfolio of performance obligations for points or certificates earned, as all obligations have similar economic characteristics. We believe the impact to our Consolidated Financial Statements would not be materially different if this measurement was applied to each individual performance obligation. Revenue is recognized for these performance obligations at a point in time when certificates are redeemed by the customer. These obligations relate to contracts with terms less than one year, as our certificates generally expire within six months of issuance.

We enter into agreements with credit card issuers in connection with our private label and co-branded credit cards, whereby we receive cash incentives in exchange for promised services, such as licensing our brand names and marketing the credit card program to customers. These separate non-loyalty program related services promised under these agreements are interrelated and are thus considered a single performance obligation. Revenue is recognized over time as we transfer promised services throughout the contract term.

As of February 1, 2026 and February 2, 2025, we had recorded $602.9 million and $584.8 million, respectively, for gift card and other deferred revenue within current liabilities in our Consolidated Balance Sheets.

Supplier Allowances
We receive allowances or credits from certain suppliers for volume and other rebates. We treat such rebates as an offset to the cost of the product or services provided at the time the expense is recorded. These allowances and credits received are recorded in cost of goods sold.

Cost of Goods Sold
Cost of goods sold includes (i) cost of merchandise, tariffs, inbound freight costs, freight-to-store costs and other inventory-related costs such as replacements, damages, obsolescence and shrinkage, (ii) occupancy costs, which consists of rent, other costs (including property taxes, common area maintenance and utilities) and depreciation, and (iii) shipping costs, which consists of third-party delivery services and shipping materials.

Selling, General and Administrative Expenses
SG&A consists of non-occupancy-related costs associated with our retail stores and e-commerce websites, distribution and manufacturing facilities, customer care centers, supply chain operations (buying, receiving and inspection) and corporate administrative functions. These costs include employment, advertising, third-party credit card processing, impairment and other general expenses.

Stock-Based Compensation
We account for stock-based compensation arrangements by measuring and recognizing compensation expense for all stock-based awards using a fair value-based method. Restricted stock units are valued using the closing price of our stock on the date prior to the date of grant. The fair value of each stock-based award is amortized over the requisite service period, net of estimated forfeitures. Compensation expense for all performance-based restricted stock units is recognized over the requisite service period when achievement of the performance condition is deemed probable, net of estimated forfeitures. We estimate the forfeiture rate based on an analysis of historical experience as well as expected future trends.

Advertising Expenses

Advertising expenses consist of media, supplier and production costs related to digital advertising, catalog mailings, email and other marketing activities. Advertising costs are expensed as incurred.

Total advertising expenses were approximately $552.6 million, $567.7 million and $502.2 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Foreign Currency Translation

Some of our foreign operations have a functional currency other than the U.S. dollar. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income within stockholders' equity. Foreign currency exchange gains and losses are recorded in SG&A.

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding plus common stock equivalents for the period using the treasury stock method. Common stock equivalents consist of shares subject to stock-based awards with exercise prices less than or equal to the average market price of our common stock for the period, to the extent their inclusion would be dilutive.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in our Consolidated Financial Statements. We record reserves for our estimates of the additional income tax liability that is more likely than not to result from the ultimate resolution of foreign and domestic tax examinations. At any point in time, many tax years are subject to examination by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We review and update the estimates used in the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, upon completion of tax examinations, upon expiration of statutes of limitation, or upon occurrence of other events.

In order to compute income tax on an interim basis, we estimate what our effective tax rate will be for the full fiscal year and adjust these estimates throughout the year as necessary. Adjustments to our income tax provision due to changes in our estimated effective tax rate are recorded in the interim period in which the change occurs. The tax expense (or benefit) related to items other than ordinary income is individually computed and recognized when the items occur. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of our earnings in various taxing jurisdictions or changes in tax law.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The improvements in the ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The adoption of this standard had an impact on the income tax disclosures, but it did not result in a change to our current or previously reported financial results. We elected to adopt this guidance prospectively; therefore, the current-year effective tax rate reconciliation in Note D is presented in the new required format, while prior-year periods are presented using the previous guidance.

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* and ASU 2025-01*, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*. The ASU requires public business entities to disclose in the notes to the financial statements, among other things, specific information about certain costs and expenses including purchases of inventory, employee compensation, and depreciation and amortization. This ASU is effective for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this ASU on our Consolidated Financial Statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40)*. The ASU amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. This ASU is effective for fiscal years and interim reporting periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this ASU on our Consolidated Financial Statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities*. The ASU establishes the recognition, measurement and presentation of government grants received by a business entity, including guidance for a grant related to an asset and a grant related to income. This ASU is effective for fiscal years beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. We are currently evaluating the impact of this ASU on our Consolidated Financial Statements and related disclosures.

Note B: Property and Equipment

Property and equipment consists of the following:

	As of	
(In thousands)	February 1, 2026	February 2, 2025
Capitalized software	$ 1,005,775	$ 956,596
Leasehold improvements	898,320	883,414
Fixtures and equipment	894,423	869,371
Land and buildings	181,425	180,074
Corporate aircraft	52,710	—
Corporate systems projects in progress	76,387	43,158
Construction in progress[1]	30,284	40,399
Total	3,139,324	2,973,012
Accumulated depreciation	(2,044,166)	(1,939,078)
Property and equipment, net	$ 1,095,158	$ 1,033,934

1   Construction in progress primarily consists of leasehold improvements and fixtures and equipment related to new, expanded or remodeled stores and distribution centers where construction had not been completed as of year-end. For the fiscal year ended February 2, 2025, construction in progress also included the corporate aircraft.

Note C: Borrowing Arrangements

Credit Facility

In June 2025, we amended our existing credit facility, which increased our unsecured revolving line of credit to $600 million, amended certain interest rates and extended the maturity date of the facility, in addition to other updates (the "Credit Facility"). Our Credit Facility may be used to borrow revolving loans or to request the issuance of letters of credit. We may, upon notice to the administrative agent, request existing or new lenders, at such lenders' option, to increase the Credit Facility by up to $250 million to provide for a total of $850 million of unsecured revolving credit.

During fiscal 2025 and fiscal 2024, we had no borrowings under our Credit Facility. Additionally, as of February 1, 2026, issued but undrawn standby letters of credit of $14.1 million were outstanding under our Credit Facility. The standby letters of credit were primarily issued to secure the liabilities associated with workers' compensation and other insurance programs. Our Credit Facility matures on June 26, 2030, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized. We may elect to extend the maturity date, subject to lender approval.

The interest rate applicable to the Credit Facility is variable and may be elected by us as: (i) the Secured Overnight Financing Rate ("SOFR") and an applicable margin based on our leverage ratio ranging from 0.91% to 1.55% or (ii) a base rate as defined in the Credit Facility, plus an applicable margin based on our leverage ratio, ranging from 0% to 0.55%.

Our Credit Facility contains certain restrictive loan covenants, including, among others, a financial covenant requiring a maximum leverage ratio (funded debt adjusted for operating lease liabilities to earnings before interest, income tax, depreciation, amortization and rent expense), and covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, merge or consolidate, and dispose of assets. As of February 1, 2026, we were in compliance with our financial covenants under our Credit Facility and, based on our current projections, we expect to remain in compliance throughout the next 12 months.

Letter of Credit Facilities
We have three unsecured letter of credit facilities for a total of $35 million. Our letter of credit facilities contain covenants that are consistent with our Credit Facility. Interest on unreimbursed amounts under our letter of credit facilities accrues at a base rate as defined in the Credit Facility, plus an applicable margin based on our leverage ratio. As of February 1, 2026, no amounts were outstanding under our letter of credit facilities. On August 7, 2025, we renewed two of our letter of credit facilities totaling $30 million on substantially similar terms. The two letter of credit facilities mature on August 18, 2026, and the latest expiration date possible for future letters of credit issued under these facilities is January 15, 2027. One of the letter of credit facilities totaling $5 million matures on June 26, 2030, which is also the latest expiration date possible for future letters of credit issued under the facility.

Note D: Income Taxes

The components of earnings before income taxes, by tax jurisdiction, are as follows:

	For the Fiscal Year Ended		
(In thousands)	February 1, 2026	February 2, 2025	January 28, 2024
United States	$1,253,410	$1,301,017	$1,154,160
Foreign	199,150	184,715	119,195
Total	$1,452,560	$1,485,732	$1,273,355

The provision for income taxes consists of the following:

	For the Fiscal Year Ended		
(In thousands)	February 1, 2026	February 2, 2025	January 28, 2024
Current			
Federal	$242,980	$276,201	$275,734
State	65,877	64,834	54,903
Foreign	34,951	29,187	22,041
Total current	$343,808	$370,222	$352,678
Deferred			
Federal	$ 22,799	$ (7,608)	$ (30,632)
State	(2,024)	(1,925)	686
Foreign	(460)	(208)	861
Total deferred	$ 20,315	$ (9,741)	$ (29,085)
Total provision	$364,123	$360,481	$323,593

On July 4, 2025, the One Big Beautiful Bill Act ("OBBB") was signed into law in the United States. The OBBB includes a broad range of tax reform provisions, including permanently extending and modifying certain expiring provisions of the 2017 Tax Cuts and Jobs Act. The legislation has multiple effective dates, with certain provisions becoming effective in fiscal 2025 and the majority taking effect in future years. The OBBB had a minimal impact on the effective tax rate but resulted in favorable cash tax impacts in fiscal 2025 as a result of certain accelerated tax deductions.

Since the Organization for Economic Co-operation and Development ("OECD") announced the OECD/ G20 Inclusive Framework on Base Erosion and Profit Shifting ("Framework") in 2021, a number of countries have begun to enact legislation to implement the Framework, including the Pillar Two minimum tax. Our subsidiaries were not subject to Pillar Two minimum tax in fiscal 2025. Pillar Two minimum tax will be treated as a period cost in future periods when it is applicable. We are continuing to evaluate the potential impact of the Framework on future periods and monitoring legislative developments by other countries, especially in the regions in which we operate.

For fiscal 2025, ASU 2023-09 requires an expanded view of the rate reconciliation as well as a summary of income taxes paid for material jurisdictions. We have elected a prospective presentation. The tables below represent the new standard for fiscal 2025 and revert to prior guidance for comparable years.

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

| | For the Fiscal Year Ended | |
| | February 1, 2026 | |
(In thousands)	$	%
United States federal statutory tax rate	$305,038	21.0%
State and local income taxes, net of federal income tax effect[1]	59,484	4.1
Foreign tax effects	(3,667)	(0.3)
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of cross-border tax laws	69	—
Tax credits	(397)	—
Changes in valuation allowance	—	—
Nontaxable or nondeductible items	6,818	0.5
Changes in unrecognized tax benefits	(1,907)	(0.1)
Other adjustments	(1,315)	(0.1)
Effective tax rate	$364,123	25.1%

1   *State taxes in California, New York, New Jersey and Illinois make up the majority of the tax effect in this category.*

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate for prior fiscal years is as follows:

| | For the Fiscal Year Ended | |
	February 2, 2025	January 28, 2024
Federal income taxes at the statutory rate	21.0%	21.0%
State income tax rate	4.1	4.4
Officer's compensation under Sec.162(m)	0.9	0.9
Change in uncertain tax positions	0.2	(0.5)
Deferred true up	—	0.2
Stock-based compensation	(1.1)	(0.3)
Foreign rate differential	(0.5)	(0.3)
Credits	(0.1)	—
Other	(0.2)	—
Total	24.3%	25.4%

The company's income taxes paid (net of refunds received), are as follows:

(In thousands)	For the Fiscal Year Ended February 1, 2026
Federal	$226,000
State:	
California	20,861
Other	53,227
Total State	74,088
Foreign	30,216
Total	$330,304

Significant components of our deferred income tax accounts are as follows:

	As of	
(In thousands)	February 1, 2026	February 2, 2025
Deferred tax assets (liabilities)		
Operating lease liabilities	$ 367,263	$ 332,146
Merchandise inventories	38,056	36,935
Compensation	34,037	28,832
Gift cards	26,549	24,515
Accrued liabilities	15,845	16,879
Executive deferred compensation	13,472	12,204
Stock-based compensation	12,752	13,822
State taxes	9,298	7,956
Loyalty rewards	2,694	2,972
State net operating loss	929	977
Operating lease right-of-use assets	(318,480)	(294,216)
Property and equipment	(74,947)	(34,254)
Deferred lease incentives	(23,803)	(23,452)
Other	(5,403)	(7,587)
Valuation allowance	(743)	(1,198)
Total deferred tax assets, net	$ 97,519	$ 116,531

We had net state operating loss carry-forwards as of February 1, 2026. A valuation allowance has been provided against certain state net operating loss carry-forwards, as we do not expect to fully utilize the losses in future years.

The following table summarizes the activity related to gross unrecognized tax benefits:

	For the Fiscal Year Ended		
(In thousands)	February 1, 2026	February 2, 2025	January 28, 2024
Beginning balance	$32,373	$31,582	$37,068
Increases related to current year tax positions	6,059	5,119	4,966
Increases for tax positions for prior years	276	271	194
Decrease for tax positions for prior years	(245)	(558)	(1,170)
Settlements	—	(370)	—
Lapse in statute of limitations	(3,415)	(3,671)	(9,476)
Ending balance	$35,048	$32,373	$31,582

As of February 1, 2026, we had $35.0 million of gross unrecognized tax benefits, of which $28.1 million would, if recognized, affect the effective tax rate.

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of February 1, 2026 and February 2, 2025, accruals for the payment of interest and penalties totaled $8.2 million and $6.7 million, respectively.

We file income tax returns in the U.S. and foreign jurisdictions. We are subject to examination by the tax authorities in these jurisdictions. U.S. federal taxable years for which the statute of limitations has not expired are fiscal years 2022 to 2025. Substantially all material state, local and foreign jurisdictions' statutes of limitations are closed for taxable years prior to 2021.

Note E: Leases

The components of our lease costs are as follows:

	For the Fiscal Year Ended		
(In thousands)	February 1, 2026	February 2, 2025	January 28, 2024
Operating lease costs	$310,736	$299,105	$296,779
Variable lease costs	126,545	127,291	132,304
Total lease costs	$437,281	$426,396	$429,083

Sublease income and short-term lease costs were not material to us for fiscal 2025, fiscal 2024 and fiscal 2023.

Supplemental cash flow information related to our leases are as follows:

	For the Fiscal Year Ended		
(In thousands)	February 1, 2026	February 2, 2025	January 28, 2024
Cash paid for amounts included in the measurement of operating lease liabilities	$326,616	$325,650	$322,293

Our net additions to right-of-use assets were $340.3 million and $209.4 million in fiscal 2025 and fiscal 2024, respectively.

Additional information related to our leases is as follows:

	For the Fiscal Year Ended	
	February 1, 2026	February 2, 2025
Weighted-average remaining lease term (years)	6.5	6.5
Weighted-average incremental borrowing rate	4.3%	4.0%

As of February 1, 2026, the future minimum lease payments under our operating lease liabilities are as follows:

(In thousands)	
Fiscal 2026	$ 325,743
Fiscal 2027	300,684
Fiscal 2028	257,483
Fiscal 2029	216,337
Fiscal 2030	178,403
Fiscal 2031 and thereafter	465,777
Total lease payments	1,744,427
Less: interest	(287,522)
Total operating lease liabilities	1,456,905
Less: current operating lease liabilities	(221,356)
Total non-current operating lease liabilities	$1,235,549

Additionally, we have future payment obligations of $205.9 million relating to executed lease agreements for which the related lease terms had not yet commenced as of February 1, 2026, and, therefore, are not included in the table above.

Note F: Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding and common stock equivalents outstanding for the period using the treasury stock method. Common stock equivalents consist of shares subject to stock-based awards to the extent their inclusion would be dilutive.

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

(In thousands, except per share amounts)	Net Earnings	Weighted-Average Shares	Earnings Per Share
Fiscal 2025			
Basic	$1,088,437	121,446	$8.96
Effect of dilutive stock-based awards		1,707	
Diluted	$1,088,437	123,153	$8.84
Fiscal 2024			
Basic	$1,125,251	126,242	$8.91
Effect of dilutive stock-based awards		1,799	
Diluted	$1,125,251	128,041	$8.79
Fiscal 2023			
Basic	$ 949,762	129,148	$7.35
Effect of dilutive stock-based awards		1,395	
Diluted	$ 949,762	130,543	$7.28

The effect of anti-dilutive stock-based awards was not material for fiscal 2025, fiscal 2024 and fiscal 2023.

Note G: Stock-Based Compensation

Equity Award Programs
Our Amended and Restated 2001 Long-Term Incentive Plan (the "Plan") provides for grants of incentive stock options, nonqualified stock options, stock-settled stock appreciation rights (collectively, "option awards"), restricted stock awards, restricted stock units (including those that are performance-based), deferred stock awards (collectively, "stock awards") and dividend equivalents up to an aggregate of approximately 85.4 million shares. As of February 1, 2026, there were approximately 7.6 million shares available for future grant. Awards may be granted under the Plan to officers, employees and non-employee members of the Board of Directors of the Company or any parent or subsidiary. Shares issued as a result of award exercises or releases are primarily funded with the issuance of new shares.

Stock Awards
Annual grants of stock awards are limited to two million shares on a per person basis. Stock awards granted to associates generally vest evenly over a period of four years for service-based awards. Certain performance-based awards, which have variable payout conditions based on predetermined financial targets, generally vest three years from the date of grant. Certain stock awards and other agreements contain vesting acceleration clauses resulting from events including, but not limited to, retirement, disability, death, merger or a similar corporate event. Stock awards granted to non-employee Board of Directors members generally vest in one year. Non-employee Board of Directors members automatically receive stock awards on the date of their initial election to the Board of Directors and annually thereafter on the date of the annual meeting of stockholders (so long as they continue to serve as a non-employee Board of Directors member). Non-employee directors may also elect, on terms prescribed by the Company, to receive all of their annual cash compensation to be earned in respect of the applicable fiscal year either in the form of (i) fully vested stock units or (ii) fully vested deferred stock units.

Stock-Based Compensation Expense
During fiscal 2025, fiscal 2024 and fiscal 2023, we recognized total stock-based compensation expense, as a component of SG&A, of $106.5 million, $99.0 million and $84.8 million, respectively. As of February 1, 2026, there was $157.2 million of unrecognized stock-based compensation expense (net of estimated forfeitures), which we expect to recognize on a straight-line basis over a weighted-average remaining service period of approximately 1.7 years. At each reporting period, all compensation expense attributable to vested awards has been fully recognized.

Restricted Stock Units

The following table summarizes our restricted stock unit activity during fiscal 2025:

	Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Contractual Term Remaining (Years)	Intrinsic Value[1]
Balance at February 2, 2025	2,185,605	$ 92.97		
Granted	489,419	145.58		
Granted, with vesting subject to performance conditions	206,423	138.86		
Released[2]	(796,365)	86.23		
Cancelled	(58,731)	105.11		
Balance at February 1, 2026	2,026,351	$112.64	1.09	$414,693,000
Vested plus expected to vest at February 1, 2026[3]	2,396,030	$113.11	1.07	$490,348,000

1   Intrinsic value for outstanding and unvested restricted stock units is based on the market value of our common stock on the last business day of the fiscal year (or $204.65).

2   Excludes 183,009 incremental shares released due to achievement of performance conditions above target.

3   Includes incremental shares above target for certain performance-based awards based on probable achievement of performance conditions.

The following table summarizes additional information about restricted stock units:

	For the Fiscal Year Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Weighted-average grant date fair value per share of awards granted	$ 143.58	$ 159.77	$ 60.91
Intrinsic value of awards released[1][2]	$161,817,000	$207,510,000	$118,417,000

1   Intrinsic value for releases is based on the market value on the date of release.

2   Includes 183,009, 200,852 and 417,340 incremental shares released due to achievement of performance conditions above target in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Tax Benefit

We record excess tax benefits and deficiencies resulting from the settlement of stock-based awards as a benefit or expense within income taxes in the period in which they occur. During fiscal 2025, fiscal 2024 and fiscal 2023, the current tax benefit related to stock-based awards totaled $23.9 million, $27.5 million and $16.6 million, respectively.

Note H: Williams-Sonoma, Inc. 401(k) Plan and Other Associate Benefits

We have a defined contribution retirement plan, the Williams-Sonoma, Inc. 401(k) Plan (the "401(k) Plan"), which permits eligible associates to make salary deferral contributions up to 75% of their eligible compensation each pay period up to the maximum limits allowable under the applicable provisions of the Internal Revenue Code. Each participant may choose to have their salary deferral contributions and earnings thereon invested in one or more investment funds, including the Williams-Sonoma, Inc. Stock Fund.

Our matching contribution is equal to 50% of each participant's salary deferral contribution, taking into account only those contributions that do not exceed 6% of the participant's eligible pay for the pay period. Our contributions to the plan were $10.7 million, $14.2 million and $13.6 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

The 401(k) Plan consists of two parts: a profit sharing plan portion and a stock bonus plan/associate stock ownership plan (the "ESOP"). The ESOP portion is the portion that is invested in the Williams-Sonoma, Inc. Stock Fund. The profit sharing and ESOP components of the 401(k) Plan are considered a single plan under Internal Revenue Code section 414(l).

We also have a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management. This plan permits eligible associates to make salary and bonus deferrals that are 100% vested. We have an unsecured obligation to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options chosen by each participant during the deferral period. As of February 1, 2026 and February 2, 2025, $54.6 million and $49.4 million, respectively, is included in other long-term liabilities related to these deferred compensation obligations. Additionally, we have purchased life insurance policies on certain participants to potentially offset these unsecured obligations. The cash surrender value of these policies was $64.0 million and $53.6 million as of February 1, 2026 and February 2, 2025, respectively, and is included in other long-term assets, net.

Note I: Commitments and Contingencies

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, have increased and continue to increase in number as our business expands and we grow as a company. We review the need for any loss contingency reserves and establish reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. In view of the inherent difficulty of predicting the outcome of these matters, it may not be possible to determine whether any loss is probable or to reasonably estimate the amount of the loss until the case is close to resolution, in which case no reserve is established until that time. Any claims against us, whether meritorious or not, could result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our Consolidated Financial Statements when taken as a whole.

Note J: Stock Repurchase Program and Dividends

Stock Repurchase Program
During fiscal 2025, pursuant to our stock repurchase program we repurchased 4,888,240 shares of our common stock at an average cost of $174.70 per share for an aggregate cost of $854.0 million, excluding excise taxes of $7.7 million. As of February 1, 2026, there was $338.6 million remaining under our September 2024 stock repurchase authorization. In November 2025, our Board of Directors approved a new $1.0 billion stock repurchase authorization, which will become effective once our September 2024 authorization is fully utilized. As of February 1, 2026, the total stock repurchase authorization remaining under the program was approximately $1.3 billion.

As of February 1, 2026, we held treasury stock of $2.0 million. We intend to satisfy future stock-based award settlements in certain foreign jurisdictions using this treasury stock.

During fiscal 2024, we repurchased 5,940,939 shares of our common stock at an average cost of $135.92 per share for an aggregate cost of $807.5 million, excluding excise taxes of $6.9 million. During fiscal 2023, we repurchased 5,243,722 shares of our common stock at an average cost of $59.69 per share for an aggregate cost of $313.0 million, excluding excise taxes of $2.5 million.

Stock repurchases under our program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions.

Dividends
Total cash dividends declared in fiscal 2025, fiscal 2024 and fiscal 2023, were $326.8 million, or $2.64 per common share, $293.2 million, or $2.28 per common share and $236.8 million, or $1.80 per common share, respectively. In March 2026, we announced that our Board of Directors authorized a 15% increase in our quarterly cash dividend, from $0.66 to $0.76 per common share, subject to capital availability. Our quarterly cash dividend may be limited or terminated at any time.

Note K: Segment Reporting

We identify our operating segments according to how our business activities are managed and evaluated. Each of our brands are operating segments. Because they share similar economic and other qualitative characteristics, we have aggregated our operating segments into a single reportable segment.

Our single reportable segment derives revenues from sales of merchandise through our e-commerce websites, direct-mail catalogs and retail stores, and includes shipping fees received from customers for delivery of merchandise to their homes. The accounting policies of our single reportable segment are described in the Summary of Significant Accounting Policies within Note A.

Our chief operating decision maker ("CODM") is our Chief Executive Officer. The CODM assesses performance for our single reportable segment and decides how to allocate resources based on operating income, which is reported on the Consolidated Statements of Earnings. Segment balance sheet information is not regularly provided to the CODM. The CODM uses operating income to decide whether to reinvest profits into our operating segments or allocate to other purposes, such as for repurchases of common stock, payment of dividends or acquisitions.

Operating income is used to monitor budget versus actual results. The CODM also uses operating income in competitive analysis by benchmarking to our peers. The competitive analysis, along with the monitoring of budget versus actual results, is used in assessing performance of the segment.

The following table summarizes reported net revenues, significant segment expenses, operating income and earnings before income taxes for fiscal 2025, fiscal 2024 and fiscal 2023:

	For the Fiscal Year Ended		
(*In thousands*)	February 1, 2026	February 2, 2025	January 28, 2024
Net revenues	$7,806,816	$7,711,541	$7,750,652
Less:			
Cost of merchandise and shipping	3,383,429	3,336,102	3,632,761
Occupancy, excluding depreciation	591,678	567,602	584,469
Employment	1,254,658	1,227,305	1,167,024
Advertising	552,587	567,723	502,245
Other segment items[1]	378,891	354,914	389,938
Depreciation and amortization expense	229,851	227,712	230,022
Operating income	$1,415,722	$1,430,184	$1,244,193
Interest income, net	36,838	55,548	29,162
Earnings before income taxes	$1,452,560	$1,485,732	$1,273,355

1   *Other segment items within operating income include general expenses, which consist primarily of credit card fees, data processing expenses and administrative expenses.*

The following table summarizes our net revenues by brand for fiscal 2025, fiscal 2024 and fiscal 2023:

| | For the Fiscal Year Ended[1] | | |
(In thousands)	February 1, 2026	February 2, 2025	January 28, 2024
Pottery Barn	$2,999,332	$3,039,939	$3,206,167
West Elm	1,859,501	1,840,582	1,854,811
Williams Sonoma[2]	1,362,308	1,302,821	1,260,045
Pottery Barn Kids and Teen	1,138,051	1,107,057	1,060,470
Other[3]	447,624	421,142	369,159
Total[4]	$7,806,816	$7,711,541	$7,750,652

1   Includes business-to-business net revenues within each brand.

2   Includes Williams Sonoma Home net revenues.

3   Primarily consists of net revenues from Rejuvenation, Mark and Graham, our international franchise operations and GreenRow.

4   Includes net revenues related to our international operations (including our operations in Canada, Australia and the United Kingdom and our franchise businesses) of $321.3 million, $336.3 million and $328.9 million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Long-lived assets by geographic location, which excludes deferred income taxes, goodwill and intangible assets, are as follows:

(In thousands)	February 1, 2026	February 2, 2025
U.S.	$2,448,273	$2,268,691
International	57,552	68,425
Total	$2,505,825	$2,337,116

Note L: Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

We determine the fair value of financial and non-financial assets and liabilities using the fair value hierarchy established by Accounting Standards Codification 820, *Fair Value Measurement*, which defines three levels of inputs that may be used to measure fair value, as follows:

- Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;
- Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
- Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability.

The fair values of our cash and cash equivalents are based on Level 1 inputs, which include quoted prices in active markets for identical assets.

Long-lived Assets
We review the carrying value of all long-lived assets for impairment, primarily at an individual store level, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We measure property and equipment at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. We measure right-of-use assets on a nonrecurring basis using Level 2 inputs that are corroborated by market data. Where Level 2 inputs are not readily available, we use Level 3 inputs. Fair value of these long-lived assets is based on the present value of estimated future cash flows using a discount rate commensurate with the risk.

The significant unobservable inputs used in the fair value measurement of our property and equipment and right-of-use assets are sales growth/decline, gross margin, employment costs, lease escalations, market rental rates, changes in local real estate markets in which we operate, inflation and the overall economics of the retail industry. Significant fluctuations in any of these inputs individually could significantly impact our measurement of fair value.

There were no transfers between Level 1, 2 or 3 categories during fiscal 2025 or fiscal 2024.

Note M: Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) by component, net of tax, are as follows:

(In thousands)	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Balance at January 29, 2023	$(14,458)	$ 649	$(13,809)
Foreign currency translation adjustments	(999)	—	(999)
Change in fair value of derivative financial instruments	—	160	160
Reclassification adjustment for realized (gain) loss on derivative financial instruments	—	(904)	(904)
Other comprehensive income (loss)	(999)	(744)	(1,743)
Balance at January 28, 2024	(15,457)	(95)	(15,552)
Foreign currency translation adjustments	(6,136)	—	(6,136)
Change in fair value of derivative financial instruments	—	1	1
Reclassification adjustment for realized (gain) loss on derivative financial instruments	—	94	94
Other comprehensive income (loss)	(6,136)	95	(6,041)
Balance at February 2, 2025	(21,593)	—	(21,593)
Foreign currency translation adjustments	8,417	—	8,417
Other comprehensive income (loss)	8,417	—	8,417
Balance at February 1, 2026	$(13,176)	$ —	$(13,176)

Note N: Subsequent Events

On February 20, 2026, the U.S. Supreme Court held in Learning Resources, Inc. v. Trump that the International Emergency Economic Powers Act ("IEEPA") does not authorize a U.S. President to impose tariffs during peacetime national emergencies and that the challenge to the legality of the tariffs imposed under IEEPA was within the exclusive jurisdiction of the U.S. Court of International Trade ("CIT"), thus affirming the prior decision of the CIT in V.O.S. Selections, Inc. v. United States. As a result, on February 20, 2026, the U.S. President issued an executive order stating that the related tariffs were no longer in effect and ending the collection of these tariffs. However, the U.S. President then issued an additional executive order imposing tariffs pursuant to Section 122 of the Trade Act of 1974 for 150 days, effective on February 24, 2026. The Supreme Court's ruling did not address whether importers who paid IEEPA tariffs are entitled to refunds, and that issue remains subject to further litigation before the CIT. We cannot predict whether or when any refunds will be available, or whether the administration will contest refund claims. We are currently assessing the impact of these actions on our operations and Consolidated Financial Statements, including our ability to recover certain tariffs paid.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Williams-Sonoma, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the "Company") as of February 1, 2026 and February 2, 2025, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended February 1, 2026, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of February 1, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 1, 2026 and February 2, 2025, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2026, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment for Store-level Long-lived Assets — Refer to Note A and L to the financial statements.

Critical Audit Matter Description

The Company performs an analysis of the carrying value of store-level long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. The Company's evaluation of long-lived assets is primarily at the individual store level and involves the comparison of a store's estimated future undiscounted cash flows over its remaining lease term to its carrying value. Impairment may result when the carrying value of the assets or asset group exceeds the estimated undiscounted future cash flows.

We identified the identification of indicators of impairment for store-level long-lived assets as a critical audit matter because the Company's estimate of future store cash flows involves significant estimates and assumptions related to revenue growth rates and gross margin. Changes in these assumptions could have a significant impact on management's conclusion on whether a store could be impaired and the impairment loss that is recorded.

Performing audit procedures to evaluate the appropriateness of the Company's judgments used in these significant assumptions therefore involved a high degree of auditor judgment and an increased extent of effort, including the need to use more experienced audit professionals.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's judgments regarding the forecasts of revenue growth and gross margin included the following, among others:

- We tested the effectiveness of controls over the impairment of store-level long-lived assets, including those over management's forecasts of future revenue growth and gross margin.
- We evaluated management's ability to accurately forecast revenue growth rates and gross margin by performing a retrospective lookback to compare actual results to management's historical growth forecasts.
- We evaluated the reasonableness of management's revenue and gross margin by comparing the forecasts to (1) historical revenues and gross margins, (2) internal communications to management, (3) external communications made by management to analysts and investors, and (4) trends in the industry.

/s/ Deloitte & Touche LLP

San Francisco, CA
March 25, 2026

We have served as the Company's auditor since 1980.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 1, 2026, an evaluation was performed by management, with the participation of our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely discussions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. These internal controls are designed to provide reasonable assurance that the reported information is fairly presented, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of February 1, 2026. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework (2013)*. Based on our assessment using those criteria, our management concluded that, as of February 1, 2026, our internal control over financial reporting is effective.

An independent registered public accounting firm audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and the Company's internal control over financial reporting. Their audit report appears on pages 68 through 69 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2025, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Insider Adoption or Termination of Trading Arrangements

During the fourth quarter of fiscal 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408, except as described in the table below:

Name & Title	Date Adopted	Character of Trading Arrangement[1]	Aggregate Number of Shares of Common Stock to be Purchased or Sold Pursuant to Trading Arrangement	Duration	Date Terminated
Jeff Howie, Executive Vice President and Chief Financial Officer	November 21, 2025	Rule 10b5-1 Trading Arrangement	Up to 51,654 shares to be sold[2]	March 26, 2026 through September 30, 2026	N/A

1   Each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" is intended to satisfy the affirmative defense of Rule 10b5-1(c), as amended.

2   This number includes shares of our common stock issuable pursuant to unvested restricted stock units and unvested performance stock units ("PSUs"). The PSUs are subject to the achievement of certain performance conditions as set forth in the applicable PSU agreement. The actual number of PSUs that vest following the end of the applicable performance period, if any, and therefore the resulting shares of our common stock available for sale under the plan will depend on the attainment of the performance metrics.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is incorporated by reference herein to information under the headings "Election of Directors," "Information Concerning Executive Officers," "Audit and Finance Committee Report," "Corporate Governance — Corporate Governance Guidelines and Code of Business Conduct and Ethics," "Corporate Governance — Audit and Finance Committee," "Compensation Discussion and Analysis — Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information," and "Compensation Discussion and Analysis — Prohibition of Insider Trading, Hedging and Pledging Company Stock" in our Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after February 1, 2026 (the "Proxy Statement"). With regard to the information required by this item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference herein to information under the headings "Corporate Governance — Compensation Committee," "Corporate Governance — Director Compensation," and "Executive Compensation" (excluding the information under the subheading "Pay Versus Performance") in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference herein to information under the heading "Security Ownership of Principal Stockholders and Management" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference herein to information under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID #34), is incorporated by reference herein to information under the headings "Audit and Finance Committee Report" and "Proposal 3 — Ratification of the Selection of Independent Registered Public Accounting Firm — Deloitte Fees and Services" in our Proxy Statement.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements:

The following Consolidated Financial Statements of Williams-Sonoma, Inc. and subsidiaries and the related notes are filed as part of this Annual Report on Form 10-K pursuant to Item 8:

	PAGE
Consolidated Statements of Earnings	46
Consolidated Statements of Comprehensive Income	46
Consolidated Balance Sheets	47
Consolidated Statements of Stockholders' Equity	48
Consolidated Statements of Cash Flows	49
Notes to Consolidated Financial Statements	50
Report of Independent Registered Public Accounting Firm	68

(a) (2) Financial Statement Schedules: Schedules have been omitted because they are not required, are not applicable, or because the required information, where material, is included in the financial statements, notes, or supplementary financial information.

(a) (3) Exhibits: The exhibits listed in the below Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b)   Exhibits: The exhibits listed in the below Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(c)   Financial Statement Schedules: Schedules have been omitted because they are not required or are not applicable.

Form 10-K

CERTIFICATE OF INCORPORATION AND BYLAWS

3.1 Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)

3.2 Certificate of Amendment of the Amended and Restated Certificate of Incorporation, effective May 29, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 31, 2024, File No. 001-14077)

3.3 Amended and Restated Bylaws, effective September 25, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on September 27, 2024, File No. 001-14077)

INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

4.1 Description of Registrant's Securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2020 as filed with the Commission on March 27, 2020, File No. 001-14077)

FINANCING AGREEMENTS

10.1 Ninth Amended and Restated Credit Agreement, dated June 26, 2025, among the Company and Bank of America, N.A., as administrative agent, letter of credit issuer and swingline lender, U.S. Bank National Association and Wells Fargo Bank, National Association, as co-syndication agents and the lenders party (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2025 as filed with the Commission on August 29, 2025, File No. 001-14077)

STOCK PLANS

10.2+ Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit A to the Company's definitive proxy statement as filed on April 16, 2021, File No. 001-14077)

10.3+ Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for Grants to Non-Employee Directors (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 5, 2019 as filed with the Commission on June 14, 2019, File No. 001-14077)

10.4+ Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for Grants to Employees (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 4, 2019 as filed with the Commission on September 12, 2019, File No. 001-14077)

10.5+ Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Performance Stock Unit Award Agreement for Grants to Employees (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2014 as filed with the Commission on April 3, 2014, File No. 001-14077)

OTHER INCENTIVE PLANS

10.6+ Williams-Sonoma, Inc. Amended and Restated 2021 Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2025 as filed with the Commission on May 28, 2025, File No. 001-14077)

10.7+ Williams-Sonoma, Inc. Pre-2005 Executive Deferral Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)

10.8+ Williams-Sonoma, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended April 29, 2018 as filed with the Commission on June 8, 2018, File No. 001-14077)

10.9+ Williams-Sonoma, Inc. Director Compensation Policy (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2025 as filed with the Commission on August 29, 2025, File No. 001-14077)

| 10.10+ | Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Non-Employee Director Deferred Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2021 as filed with the Commission on September 9, 2021, File No. 001-14077) |

EMPLOYMENT AGREEMENTS

10.11+	Amended and Restated Employment Agreement with Laura Alber, dated September 6, 2012 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)
10.12+	Amended and Restated Management Retention Agreement with Laura Alber, dated September 6, 2012 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)
10.13+	Amended and Restated 2012 EVP Level Management Retention Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended May 4, 2025 as filed with the Commission on May 28, 2025, File No. 001-14077)

OTHER AGREEMENTS

| 10.14+ | Form of Williams-Sonoma, Inc. Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011 as filed with the Commission on September 9, 2011, File No. 001-14077) |

OTHER EXHIBITS

19.1	Williams-Sonoma, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2025 as filed with the Commission on March 27, 2025, File No. 001-14077)
21.1*	Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
97.1+	Williams-Sonoma, Inc. Compensation Recovery Policy, effective October 2, 2023 (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2024 as filed with the Commission on March 20, 2024, File No. 001-14077)

CERTIFICATIONS

31.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2026, formatted in Inline XBRL: (i) Consolidated Statements of Earnings, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted under Exhibit 101)

*   Filed herewith

+   Indicates a management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAMS-SONOMA, INC.

Date: March 25, 2026   By   /S/ LAURA ALBER

         Laura Alber
         Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 25, 2026   /s/ SCOTT DAHNKE

     Scott Dahnke
     Chairman of the Board of Directors

Date: March 25, 2026   /s/ LAURA ALBER

     Laura Alber
     Chief Executive Officer and Director
     (principal executive officer)

Date: March 25, 2026   /s/ JEFFREY E. HOWIE

     Jeffrey E. Howie
     Chief Financial Officer
     (principal financial officer)

Date: March 25, 2026   /s/ JEREMY BROOKS

     Jeremy Brooks
     Chief Accounting Officer
     (principal accounting officer)

Date: March 25, 2026   /s/ ESI EGGLESTON BRACEY

     Esi Eggleston Bracey
     Director

Date: March 25, 2026   /s/ ANDREW CAMPION

     Andrew Campion
     Director

Date: March 25, 2026   /s/ ANNE FINUCANE

     Anne Finucane
     Director

Date: March 25, 2026   /s/ ARIANNA HUFFINGTON

     Arianna Huffington
     Director

Date: March 25, 2026   /s/ WILLIAM READY

     William Ready
     Director

Date: March 25, 2026   /s/ FRITS VAN PAASSCHEN

     Frits van Paasschen
     Director

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

—

PROXY STATEMENT

2025 ANNUAL REPORT

WILLIAMS-SONOMA, INC.

POTTERY BARN   POTTERY BARN KIDS   POTTERY BARN TEEN   WEST ELM   WILLIAMS SONOMA   WILLIAMS SONOMA HOME   MARK AND GRAHAM   REJUVENATION   GREENROW   DORMIFY

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

Meeting Date and Time	Virtual Meeting	Record Date
Wednesday, June 18, 2026, 8:30 a.m. Pacific Time	Virtual meeting via live webcast. Registration is required online at register.proxypush.com/wsm.	You may vote if you were a stockholder of record as of the close of business on April 21, 2026.

The 2026 Annual Meeting of Stockholders, or the Annual Meeting, of Williams-Sonoma, Inc., or the Company, we or us, will be held as a virtual-only meeting on June 18, 2026 at 8:30 a.m. Pacific Time. The Notice of Internet Availability of Proxy Materials will be mailed, and the attached proxy statement is being made available, to our stockholders beginning on or about May 6, 2026.

Agenda

At the Annual Meeting, stockholders will be asked to vote on the following proposals:

PROPOSAL		BOARD VOTING RECOMMENDATION	PAGE REFERENCE (FOR MORE DETAIL)
Management Proposals			
The election of our Board of Directors	✓	FOR each Director	1
An advisory vote on executive compensation	✓	FOR	27
The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027	✓	FOR	70

Stockholders may also transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting.

This Proxy Statement and our Annual Report on Form 10-K are available at our website at ir.williams-sonomainc.com/financial-reports-page.

Other Important Information

The platform for the virtual Annual Meeting includes functionality that affords validated stockholders substantially the same meeting participation rights and opportunities they would have at an in-person meeting. Stockholders who attend the Annual Meeting by following the instructions below will have the opportunity to vote and submit questions or comments electronically during the Annual Meeting.

Access and Log-in Instructions for Virtual Annual Meeting

Only stockholders of record and beneficial owners of shares of our common stock as of the close of business on April 21, 2026, the record date, may attend and participate in the Annual Meeting, including voting and asking questions during the Annual Meeting. You will not be able to attend the Annual Meeting in person.

To virtually attend the Annual Meeting, you must register at register.proxypush.com/wsm. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions during the Annual Meeting.

As part of the registration process, you must enter the control number located on your proxy card, voting instruction form or Notice of Internet Availability. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, June 18, 2026, stockholders may begin to log in 15 minutes prior to the start of the Annual Meeting. The Annual Meeting will begin promptly at 8:30 a.m. Pacific Time.

How Beneficial Owners May Participate in the Virtual Annual Meeting

If you hold your shares beneficially in the name of a bank, broker or other nominee (referred to as holding shares "in street name"), to attend and submit questions at the virtual Annual Meeting, you must obtain a control number in advance. This is a different number than what is on your voting instruction form. To obtain a control number, follow the instructions provided by your bank, broker or other nominee. Once you have your new control number, please follow the steps set forth above to access the virtual Annual Meeting.

If you hold your shares in street name, you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the Annual Meeting. If you want to vote at the Annual Meeting, you must register in advance at www.proxydocs.com/wsm. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you as part of your registration process.

List of Stockholders

The names of stockholders of record entitled to vote will also be available for inspection by stockholders of record for 10 days prior to the Annual Meeting. If you are a stockholder of record and want to inspect the stockholder list, please send a written request to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109 to arrange for electronic access to the stockholder list.

YOUR VOTE IS IMPORTANT

Instructions for submitting your proxy are provided in the Notice of Internet Availability of Proxy Materials, the Proxy Statement and your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials. Please submit your proxy through the Internet, by telephone or by completing the enclosed proxy card and returning it in the enclosed envelope. You may revoke your proxy at any time prior to its exercise at the virtual Annual Meeting.

By Order of the Board of Directors

David King
Secretary
May 6, 2026

Proxy Summary

This summary highlights selected information in this proxy statement. Please review the entire proxy statement before voting.

Voting Items

Proposal 1: Election of Directors

Our eight continuing directors are experienced leaders who bring a mix of qualifications, attributes and skills relevant to our business and strategy.

The Board recommends a vote "FOR" each director nominee.

Director Nominees	Position	Independence	Age	Director Since
Laura Alber	Chief Executive Officer, President, and Director	Not Independent	57	2010
Esi Eggleston Bracey	Director	Independent	55	2021
Andrew Campion	Director	Independent	54	2024
Scott Dahnke	Board Chair	Independent	60	2019
Anne Finucane	Director	Independent	73	2021
Arianna Huffington	Director	Independent	75	2024
William Ready	Director	Independent	46	2020
Frits van Paasschen	Director	Independent	65	2017

Demographics



Age

Tenure as of the Annual Meeting

Diversity

50% of directors are gender and/or racially diverse

4 directors are Female

1 director is African American

Skills and Experience

Capital Markets
(Three out of Eight)

Government Relations/Public Policy
(Three out of Eight)

Retail
(Six out of Eight)

Public Company Executive
(Seven out of Eight)

Growth & Corporate Strategy
(Eight out of Eight)

Supply Chain
(Four out of Eight)

Consumer Goods/Merchandising
(Five out of Eight)

International
(Eight out of Eight)

Sustainability
(Six out of Eight)

Financial
(Seven out of Eight)

Marketing & Brand Building
(Eight out of Eight)

Technology
(Four out of Eight)

Proposal 2: Advisory Vote to Approve Executive Compensation

Our executive officer compensation program is constructed to attract, retain and motivate a highly qualified executive team to support our primary objective of creating long-term value for stockholders, while maintaining direct links between executive pay, individual performance, the Company's financial performance and stockholder returns.

2025 Financial Performance

Key financial performance highlights for the fiscal year ended February 1, 2026, or fiscal 2025, include:

• Comparable brand revenue of +3.5%.

• Gross margin of 46.2%.

• Operating income of $1.42 billion, with an operating margin of 18.1%.

• Record diluted earnings per share, or EPS, of $8.84.

• Return on invested capital, or ROIC, of 42.3%[1], and Adjusted ROIC of 51.6%[1], both significantly higher than our peer group average.

• Operating cash flow of $1.3 billion.

• Three-year total stockholder returns, or TSR, of 241%[2], significantly exceeding both our peer group (22%) and the S&P 500 Index (70%).

• Five-year TSR of 249%[2], significantly exceeding both our peer group (-26%) and the S&P 500 Index (87%).

Strong Say on Pay Support

Last year's say-on-pay proposal was approved by approximately 85% of stockholder votes cast. As a result of our Say on Pay vote, as well as feedback from our stockholder outreach and engagement, the Compensation Committee retained its general approach to executive compensation and continued to apply the same general pay-for-performance principles and philosophy as in prior fiscal years.

The Board recommends a vote "FOR"

the approval of the compensation of our named executive officers, as described in this proxy statement.

CEO Target Pay Mix



Other NEO Target Pay Mix



---

[1]   See Appendix A for the calculation of ROIC and Adjusted ROIC.

[2]   TSR calculated as of February 1, 2026.

Proposal 3: Ratification of the Selection of Independent Registered Public Accounting Firm

Based on the Audit and Finance Committee's assessment of the qualifications and performance of Deloitte & Touche LLP, the Board believes that the retention of Deloitte & Touche LLP for the fiscal year ending January 31, 2027 is in our best interests and the best interests of our stockholders.

The Board recommends a vote "FOR"

the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027.

WILLIAMS-SONOMA, INC.

Table of Contents

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PROPOSAL 1: Election of Directors

Upon the recommendation of our Nominations, Corporate Governance and Social Responsibility Committee, our Board of Directors, or the Board, and each member, or a Director, has nominated the persons set forth in the tables below, each to serve on our Board for a one-year term until the 2027 Annual Meeting of Stockholders and until his or her successor is elected and qualified. Our Board has no reason to believe that any of the nominees will be unwilling or unable to serve as a director. However, if any nominee will not serve or for good cause is unable to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Board, unless the Board chooses to reduce its own size.

There are no family or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

Director Nominees	Position	Independence	Age	Director Since
Laura Alber	Chief Executive Officer, President, and Director	Not Independent	57	2010
Esi Eggleston Bracey	Director	Independent	55	2021
Andrew Campion	Director	Independent	54	2024
Scott Dahnke	Board Chair	Independent	60	2019
Anne Finucane	Director	Independent	73	2021
Arianna Huffington	Director	Independent	75	2024
William Ready	Director	Independent	46	2020
Frits van Paasschen	Director	Independent	65	2017

Required Vote for this Proposal

The election of each director nominee requires the affirmative vote of a majority of the votes cast at the Annual Meeting with respect to each nominee. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director to serve until the next annual meeting and until his or her successor has been elected and qualified.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED ABOVE.

Nominee Selection Process

The Board is responsible for selecting its nominees for election to the Board. Our Board has delegated the screening process involved to the Nominations, Corporate Governance and Social Responsibility Committee, which is responsible for identifying individuals qualified to become Board members, consistent with criteria approved by the Board.

The Nominations, Corporate Governance and Social Responsibility Committee's criteria and process for evaluating and identifying the candidates that it selects, or recommends to the Board for selection, as director nominees are as follows:

- The Nominations, Corporate Governance and Social Responsibility Committee periodically reviews the current composition and size of the Board;

- The Nominations, Corporate Governance and Social Responsibility Committee manages the annual self-assessment of the Board as a whole and considers the performance and qualifications of individual members of the Board when recommending individuals for election or re-election to the Board;

- The Nominations, Corporate Governance and Social Responsibility Committee reviews the qualifications of any candidates who have been properly recommended by stockholders, as well as those candidates who have been identified by management, individual members of the Board or, if it deems appropriate, a search firm, which review may include a review solely of information provided to it or discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Committee deems appropriate;

- In evaluating the qualifications of candidates for the Board, the Nominations, Corporate Governance and Social Responsibility Committee considers many factors, including issues of character, judgment, independence, financial expertise, industry experience, range of experience, and other commitments. The Committee values diversity but does not assign any particular weight or priority to diversity and does not maintain any diversity policy. The Committee considers each individual candidate in the context of the current perceived needs of the Board as a whole. Further, while the Committee has not established specific minimum qualifications for director candidates, it believes that candidates and nominees must be suitable for a Board that is composed of directors (i) a majority of whom are independent; (ii) who are of high integrity; (iii) who have qualifications that will increase the overall effectiveness of the Board; and (iv) who meet the requirements of all applicable rules;

- In evaluating and identifying candidates, the Nominations, Corporate Governance and Social Responsibility Committee has the sole authority to retain and terminate any third-party search firm that is used to identify director candidates and the sole authority to approve the fees and retention terms of any search firm;

- After such review and consideration, the Nominations, Corporate Governance and Social Responsibility Committee recommends to the Board the slate of director nominees; and

- The Nominations, Corporate Governance and Social Responsibility Committee endeavors to notify, or cause to be notified, all director candidates of the decision as to whether to nominate individuals for election to the Board.

Regardless of whether the nominee is recommended by a stockholder, management or a search firm, the Nominations, Corporate Governance and Social Responsibility Committee will evaluate nominees for director in the same manner.

Stockholder Recommendations

The Nominations, Corporate Governance and Social Responsibility Committee will consider recommendations from stockholders regarding possible director candidates for election at next year's annual meeting. Pursuant to our Stockholder Recommendations Policy, the Nominations, Corporate Governance and Social Responsibility Committee considers recommendations for candidates to the Board from stockholders holding no fewer than 500 shares of the Company's common stock continuously for at least six months prior to the date of the submission of the recommendation.

A stockholder that desires to recommend a candidate for election to the Board shall direct the recommendation in writing to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. The recommendation must include: (i) the candidate's name, home and business contact information; (ii) detailed biographical data and qualifications of the candidate; (iii) information regarding any relationships between the candidate and the Company within the last three years; (iv) evidence of the recommending person's ownership of Company common stock; (v) a statement from the recommending stockholder in support of the candidate; and (vi) a written indication by the candidate of his or her willingness to serve if elected.

A stockholder that desires to recommend a person directly for election to the Board at the Company's annual meeting must also meet the deadlines and other requirements set forth in the Company's Restated Bylaws, each of which are described in the "Stockholder Proposals" section on page 77.

Each director nominated in this Proxy Statement was recommended for election to the Board by the Nominations, Corporate Governance and Social Responsibility Committee. The Board did not receive any director nominee recommendations from any stockholder in connection with this Proxy Statement.

Board Diversity and Experience

The Nominations, Corporate Governance and Social Responsibility Committee is responsible for periodically considering and reviewing with the Board the appropriate skills and characteristics required of prospective Board members in light of the then-current composition of the Board. The information below relates to our director nominees.

DIVERSITY



50%

50% of Directors are gender and/or racially diverse

4 Directors are Female

1 Director is African American

TENURE AS OF THE ANNUAL MEETING



1 to 3 Years
■ ■

4 to 6 Years
■ ■ ■

7 or More Years
■ ■ ■

AGE

60 or less
■ ■ ■ ■

Between 60 and 70
■ ■

Greater than 70
■ ■



Proxy

Board Skills Matrix

The matrix below summarizes what our Board believes are desirable types of experience, qualifications, attributes and skills possessed by one or more of our Directors because of their particular relevance to the Company's business and strategy. While all of these skills were considered by the Board in connection with this year's director nomination process, the following matrix does not encompass all experience, qualifications, attributes or skills of our Directors.

Experience/Skills	Laura Alber (CEO)	Esi Eggleston Bracey	Andrew Campion	Scott Dahnke	Anne Finucane	Arianna Huffington	William Ready	Frits van Paasschen
Capital Markets			✓	✓	✓			
Public Company Executive	✓	✓	✓	✓	✓		✓	✓
Consumer Goods/ Merchandising	✓	✓	✓	✓				✓
Financial	✓	✓	✓	✓	✓		✓	✓
Government Relations/ Public Policy					✓	✓	✓	
Growth & Corporate Strategy	✓	✓	✓	✓	✓	✓	✓	✓
International	✓	✓	✓	✓	✓	✓	✓	✓
Marketing & Brand Building	✓	✓	✓	✓	✓	✓	✓	✓
Retail	✓	✓	✓	✓			✓	✓
Supply Chain	✓		✓	✓				✓
Sustainability	✓	✓	✓		✓	✓	✓	
Technology	✓		✓			✓	✓	

Director Independence and Renomination Considerations

Our Board has determined that the following current members of the Board satisfied the independence requirements of our "Policy Regarding Director Independence Determinations," which is part of our Corporate Governance Guidelines: Esi Eggleston Bracey, Andrew Campion, Scott Dahnke, Anne Finucane, Arianna Huffington, William Ready and Frits van Paasschen.

Accordingly, the Board concluded that each of these individuals is independent within the meaning of the New York Stock Exchange, or NYSE, and Securities and Exchange Commission, or SEC, director independence standards, as currently in effect. Further, the Board determined that each member of our Board committees satisfied the independence requirements of the NYSE, as well as the special standards established by the SEC for members of audit committees, and the SEC and NYSE standards for compensation committee members.

In reaching these conclusions, the Board took into consideration the fact that Ms. Huffington and Mr. Ready serve as executive officers of entities that engage in ordinary course, commercial transactions with the Company, as well as additional information provided by our Directors and discussions among our officers and Directors. The Board considered these relationships in the context of the NYSE objective standards and made a subjective determination that no relationships exist that, in the opinion of the Board, would impair these Directors' independence.

In making this determination to renominate Mr. Ready to the Board this year, the Board considered Mr. Ready's current responsibilities as chief executive officer and as a director of Pinterest, Inc., and his role as a member of the board of directors of Visa Inc. Our Board also considered Mr. Ready's strong attendance and valuable contributions at Board and committee meetings. Mr. Ready's deep understanding of technology, social media and consumer and payments spaces, along with his operational leadership background, experience in founding and growing successful companies and cybersecurity expertise also factored into the Board's decision to renominate him. Mr. Ready consistently provides valuable input to both the Board and management on topics within his expertise. Mr. Ready also demonstrates that he is able to effectively balance his time commitments and devote sufficient time to our Board and management. Therefore, the Board concluded that Mr. Ready is an invaluable member of our Board and has recommended that Mr. Ready continue to serve on our Board.

Independent Director Nominees



7 of 8 Director Nominees are Independent

Independent Committee Leadership

Audit and Finance Committee Chair	**Independent**	✓
Compensation Committee Chair	**Independent**	✓
Nominations, Corporate Governance and Social Responsibility Committee Chair	**Independent**	✓

Proxy

Director Nominee Biographies

The following table sets forth information, as of April 21, 2026, with respect to each director nominee. We have also included information about each nominee's specific experience, qualifications, attributes and skills that led the Board to conclude that they should serve as a Director of the Company, in light of our business and structure, at the time we file this Proxy Statement. Each director nominee furnished the biographical information set forth below.

Nominee



Laura Alber

Chief Executive Officer, President, and Director, Williams-Sonoma, Inc.

Age: 57

Director since 2010

Qualifications, Experience and Expertise Contributed to the Board

- Extensive retail industry, merchandising, operational, e-commerce and supply chain experience, including 30 years of experience with the Company
- Implemented successful growth strategies, including Pottery Barn Kids, Pottery Barn Bed + Bath, PBteen, Business-to-Business, and Marketplace as well as the Company's global expansion
- Leads the Company's sustainability and associate engagement initiatives

Experience

- Chief Executive Officer since 2010
- President since 2006
- President, Pottery Barn Brands, 2002 – 2006
- Executive Vice President, Pottery Barn, 2000 – 2002
- Senior Vice President, Pottery Barn Catalog and Pottery Barn Kids Retail, 1999 – 2000

Other Boards

U.S. Listed Companies

- Director, salesforce.com, inc. (customer relationship management software) since 2021
- Director, Fitbit, Inc. (fitness trackers), 2016 – 2021

Other

- Trustee, University of Pennsylvania Board of Trustees since 2018

Education

- B.A., University of Pennsylvania

Nominee



Esi Eggleston Bracey

Former Chief Growth and Marketing Officer, Unilever

Age: 55

Independent Director since 2021

Committee:

- Member of the Audit and Finance Committee

Qualifications, Experience and Expertise Contributed to the Board

- Seasoned consumer products and beauty executive with extensive experience in general management, marketing, brand-building innovation, business transformation and leading consumer brands to growth
- Strong understanding of global retail operations and organizational development

Experience

- Chief Growth and Marketing Officer, Unilever (consumer goods), 2024 – 2026
- President, Unilever USA, CEO, Personal Care North America, 2022 – 2023
- Chief Operating Officer, EVP Beauty & Personal Care, Unilever North America, 2018 – 2022
- President, Consumer Beauty, Coty Inc. (cosmetics) (acquired by Procter & Gamble), 2015 – 2017
- Senior Vice President & General Manager, Global Cosmetics, Procter & Gamble (consumer goods), 2009 – 2016; other roles of increasing responsibility, 1991 – 2008

Other Boards

U.S. Listed Companies

- Director, Six Flags Entertainment Corporation (amusement park operator), 2020 – 2025

Education

- A.B., Dartmouth College

Proxy

Nominee



Andrew Campion

Former Chief Operating Officer, Nike

Age: 54

Independent Director since 2024

Committee:

- Member of the Audit and Finance Committee

Qualifications, Experience and Expertise Contributed to the Board

- Broad leadership experience as a multinational consumer-facing company executive, with extensive expertise in brand and business growth strategy development and execution, enterprise financial management, operational excellence, technology and supply chain management
- Deep understanding of global retail operations and strategic growth initiatives
- Strong experience in environmental sustainability efforts and investor relations

Experience

- Chairman, Unrivaled Sports (youth sports) since 2024
- Chief Operating Officer, Nike (footwear and apparel), 2020 – 2024
- Chief Financial Officer, Nike, 2015 – 2020
- Chief Financial Officer, The Nike Brand & Senior Vice President, Global Strategy, Finance, and Investor Relations, Nike, 2014 – 2015; other roles of increasing responsibility, 2007 – 2015
- Senior Vice President, Corporate Development, The Walt Disney Company (media and entertainment), 2006-2007; other roles of increasing responsibility, 1996 – 2006

Other Boards

U.S. Listed Companies

- Director, Starbucks Corporation (multinational coffeehouse chain) since 2019
- Director, Paramount Skydance Corporation (entertainment company) since 2026

Other

- Director, Vuori (apparel) since 2025
- Member, Board of Advisors, University of California, Los Angeles—Anderson School of Management and Director of the Sports Leadership and Management Program (non-profit) since 2013
- Member, Board of Directors, The Los Angeles 2028 Olympic and Paralympic Games (non-profit) since 2018

Education

- B.A., University of California, Los Angeles
- M.B.A., University of California, Los Angeles—Anderson School of Management
- J.D., University of San Diego School of Law
- L.L.M., Taxation, University of San Diego School of Law

Nominee



Scott Dahnke

Global CEO, *L* Catterton

Age: 60

Independent Director since 2019

Committees:

- Chair of the Compensation Committee
- Member of the Nominations, Corporate Governance and Social Responsibility Committee

Qualifications, Experience and Expertise Contributed to the Board

- Extensive experience building brand equity in leading consumer brands
- Substantial expertise in the global retail and consumer industry

Experience

- Board Chair
- Global CEO/Managing Partner, *L* Catterton (consumer-focused private equity) since 2003
- Managing Director, Deutsche Bank Capital Partners (private equity), 2002 – 2003
- Managing Director, AEA Investors (private equity), 1998 – 2002
- Chief Executive Officer, infoGROUP Inc. (formerly known as InfoUSA; Nasdaq-listed) (marketing), 1997 – 1998
- Principal (Partner), McKinsey & Company (management consulting), 1991 – 1997

Other Boards

U.S. Listed Companies

- Director, The Honest Company, Inc. (consumer products), 2018 – 2021
- Director, Vroom, Inc. (online car sales platform), 2015 – 2021
- Director, Norwegian Cruise Line Holdings Ltd. (cruise line), 2020 – 2021
- Director, Noodles & Company (restaurant), 2011 – 2019

Other

- Member, Board Advisory Council, New York Stock Exchange, since 2022
- Director, Restoration Hardware (home furnishing retailer), 2008 – 2012

Education

- B.S., University of Notre Dame
- M.B.A., Harvard University

Proxy

Nominee



© Brigitte Lacombe

Anne Finucane

Former Chair of the Board, Bank of America Europe

Age: 73

Independent Director since 2021

Committee:

- Chair of the Nominations, Corporate Governance and Social Responsibility Committee

Qualifications, Experience and Expertise Contributed to the Board

- Deep expertise in financial services, strategy and marketing
- Extensive leadership experience in corporate social responsibility

Experience

- Senior Advisor, TPG Climate (climate-focused investments) since 2022
- Chairman of the Board, Bank of America Europe (financial services), 2018 – 2022
- Vice Chairman, Bank of America Corporation (financial services), 2015 – 2021
- Global Chief Strategy and Marketing Officer, Bank of America, 2005 – 2015
- Chief Marketing Officer, Fleet Bank (financial services, merged with Bank of America in 2004), 1995 – 2004

Other Boards

U.S. Listed Companies

- Director, CVS Health Corporation (healthcare and pharmacy) since 2011

Other

- Board Chair, Rubicon Carbon Services, LLC (carbon credits) since 2022
- Member, Bank of America Global Advisory Council since 2022
- Director, Special Olympics International (non-profit) since 2009, and Lead Director since 2024
- Director, ONE (non-profit) since 2024
- Board Chair, Oath Soil Life (soil regeneration) since 2024

Education

- B.A., University of New Hampshire

Nominee



Arianna Huffington

Founder and CEO, Thrive Global

Age: 75

Independent Director since 2024

Committee:

- Member of the Nominations, Corporate Governance and Social Responsibility Committee

Qualifications, Experience and Expertise Contributed to the Board

- Extensive leadership experience in both the technology and media spaces
- Strong background in brand development and corporate growth

Experience

- Founder and Chief Executive Officer, Thrive Global (health and productivity) since 2016
- Editor-in-Chief, The Huffington Post (media), 2005 – 2016
- Founder, The Huffington Post
- Author of 15 books, including international bestsellers *Thrive* and *The Sleep Revolution*

Other Boards

Other

- Director, Onex Corporation (investment management), 2015 – 2023
- Director, Uber Technologies, Inc. (transportation), 2016 – 2019

Education

- M.A, Cambridge University

Proxy

Nominee



William Ready

Chief Executive Officer and Director, Pinterest, Inc.

Age: 46

Independent Director since 2020

Committees:

- Member of the Audit and Finance Committee
- Member of the Compensation Committee

Qualifications, Experience and Expertise Contributed to the Board

- Extensive expertise in the digital commerce field, cybersecurity, technology industry and leading and scaling high growth companies
- Experience as CEO and board member of public companies
- Experience in regulated industries with meaningful government relations and public policy interaction

Experience

- Chief Executive Officer and Director, Pinterest, Inc. (social media company) since 2022
- President of Commerce, Google LLC (internet search company), 2020 – 2022
- Chief Operating Officer, PayPal Holdings, Inc. (digital commerce company), 2016 – 2019
- Senior Vice President, Global Head of Product and Engineering, PayPal Holdings, Inc., 2015 – 2016
- Senior Vice President, Global Head of Merchant and NextGen Commerce, PayPal Holdings, Inc., 2015
- Chief Executive Officer, Braintree (a mobile and web payment systems company, acquired by PayPal Holdings, Inc. in 2013), 2011 – 2015

Other Boards

U.S. Listed Companies

- Director, Pinterest, Inc. since 2022
- Director, Visa Inc. (payment card services company) since 2025
- Director, Automatic Data Processing, Inc. (human resources software company), 2016 – 2025

Education

- B.S., University of Louisville
- M.B.A., Harvard University

Nominee



Frits van Paasschen

Former President, Chief Executive Officer, Starwood Hotels and Resorts

Age: 65

Independent Director since 2017

Committees:

- Chair of the Audit and Finance Committee
- Member of the Compensation Committee

Qualifications, Experience and Expertise Contributed to the Board

- Extensive expertise in retail and hospitality, with over 10 years of experience as a CEO
- Strong understanding of global consumer and retail operations and strategy

Experience

- Author, *The Disruptors' Feast*, published 2017
- President, Chief Executive Officer, Starwood Hotels and Resorts (hotels), 2007 – 2015
- President, Chief Executive Officer, Coors Brewing Company (beer), 2005 – 2007
- GM (President) Europe, Middle East & Africa, 2000 – 2004, GM (President) Americas and Africa, 1998 – 2000, Vice President Strategic Planning, 1997 – 1998, Nike Inc. (athletic footwear and apparel)

Other Boards

U.S. Listed Companies

- Director, Amadeus IT Group SA (travel technology) since 2023
- Director, DSM / DSM-Firmenich (life sciences, ingredients) since 2017
- Director, Sonder Holdings Inc. (short-term rental management company), 2019 – 2025
- Director, Crown PropTech Acquisitions (special purpose acquisition company), 2021 – 2023
- Director, Barclays PLC (banking), 2013 – 2016
- Director, Starwood Hotels and Resorts (hotels), 2007 – 2015
- Director, Jones Apparel Group (apparel), 2005 – 2008
- Director, Oakley, Inc. (optics products), 2005 – 2007

Other

- Director, JCrew Group, Inc. (retailer) since 2020
- Director, CitizenM Hotels (hotels) since 2017
- Chair, Convene (real estate services) 2018 – 2022
- Chair, Supervisory Board, Apollo Hotels (hotels), 2016 – 2018

Education

- B.A., Amherst College
- M.B.A., Harvard University

Proxy

CORPORATE GOVERNANCE

Corporate Governance Highlights

The Board is committed to governance practices that promote long-term stockholder value and strengthen Board and management accountability to our stockholders, customers and other stakeholders. The following table highlights many of our key governance practices.

✓ Active and ongoing stockholder engagement	✓ Proxy access rights
✓ Independent Board Chair	✓ Significant share ownership requirements for senior executives and directors
✓ Regular Board and committee refreshments with a range of tenures	✓ Robust Business Code of Conduct and Ethics
✓ Diverse Board that provides a range of viewpoints	✓ Annual Board and committee performance evaluations
✓ Annual election of all directors	✓ No multi-class voting stock or non-voting stock
✓ All Directors are independent except the CEO	✓ Director access to experts and advisors, both internal and external
✓ Majority voting for Directors (in uncontested elections)	✓ Regular meetings of independent Board members
✓ Fully independent Board committees	
✓ 12-year director term limit for non-employee Directors	

Board Leadership Structure

We currently separate the positions of Chief Executive Officer and Board Chair. Mr. Dahnke, an independent Director, has served as our Board Chair since June 2020. Our Corporate Governance Guidelines provide that in the event that the Board Chair is not an independent Director, the Board shall elect a Lead Independent Director. As Mr. Dahnke is an independent Director, we have not appointed a separate Lead Independent Director.

Separating the positions of Chief Executive Officer and Board Chair maximizes the Board's independence and aligns our leadership structure with current trends in corporate governance best practices. Our Chief Executive Officer is responsible for day-to-day leadership and for setting the strategic direction of the Company, while the Board Chair provides independent oversight and advice to our management team, and presides over Board meetings.

Board Responsibilities

The primary responsibilities of the Board are oversight, counseling and direction to the management of the Company in the interest and for the benefit of the Company's stockholders. The Board's detailed responsibilities include:

Oversight of Executive Compensation	Leadership Succession Planning	Oversight of Strategy
Selecting, regularly evaluating the performance of and approving the compensation of the Chief Executive Officer and other senior executives.	Planning for succession with respect to the position of Chief Executive Officer and monitoring management's succession planning for other senior executives.	Reviewing and, where appropriate, approving the Company's major strategic initiatives, plans and actions.

Financial Oversight	Oversight of Management	Financial Controls and Reporting
Reviewing and, where appropriate, approving the Company's major financial objectives, operating plans and actions.	Overseeing the conduct of the Company's business to evaluate whether the business is being properly managed.	Supervising the processes for maintaining the integrity of the Company with respect to its financial statements and other public disclosures, and compliance with law and ethics.

Responsibilities of the CEO

The Board has delegated to the Chief Executive Officer, working with the other executive officers of the Company, the authority and responsibility for managing the business of the Company in a manner consistent with the standards and practices of the Company, and in accordance with any specific plans, instructions or directions of the Board. The Chief Executive Officer and management are responsible for seeking the advice and, in appropriate situations, the approval of the Board with respect to extraordinary actions to be undertaken by the Company.

The Board and its Committees

Our Board has three standing committees: the Audit and Finance Committee, the Compensation Committee and the Nominations, Corporate Governance and Social Responsibility Committee. Each committee operates under a written charter adopted by the Board. The committee charters are each available on the Company's website at ir.williams-sonomainc.com/governance and are also available in print to any stockholder upon request.

The following table sets forth the members of each committee as of April 21, 2026 and the number of meetings held during fiscal year ended February 1, 2026, or fiscal 2025.

▲ Chair ● Member

Board Members	Independent	Audit and Finance	Compensation	Nominations, Corporate Governance and Social Responsibility
Laura Alber (CEO)	No			
Esi Eggleston Bracey	Yes	●		
Andrew Campion	Yes	●		
Scott Dahnke	Yes		▲	●
Anne Finucane	Yes			▲
Arianna Huffington	Yes			●
William Ready	Yes	●	●	
Frits van Paasschen	Yes	▲	●	
Number of Committee Meetings Held in 2025		9	3	4

Board Meetings and Executive Sessions

During fiscal 2025, our Board held a total of four meetings. Each incumbent Director attended at least 75% of the aggregate of (i) the total number of meetings of the Board held during the period of fiscal 2025 and (ii) the total number of meetings held by all committees of the Board on which such Director served during the period of fiscal 2025 that such Director served, and average Board and Committee meeting attendance for all Directors was 97%.

It is the Board's policy to have separate meetings for independent Directors, typically during the regularly scheduled Board meetings. During fiscal 2025, executive sessions were led by our Board Chair, Mr. Dahnke. Each Board member is expected to (i) prepare for, attend and participate in all Board and applicable committee meetings and (ii) ensure that other existing and planned future commitments do not materially interfere with the member's service as a Director.

Attendance of Directors at Annual Meeting of Stockholders

It is our policy that Directors who are nominated for election at our Annual Meeting should attend the Annual Meeting. All such Directors attended the 2025 annual meeting.

Audit and Finance Committee

Current Members	Responsibilities
Frits van Paasschen, Chair	• Assists our Board in its oversight of the integrity of our financial statements; the qualifications, independence, retention and compensation of our independent registered public accounting firm; the performance of our internal audit function; and our compliance with legal and regulatory requirements;
Esi Eggleston Bracey	
Andrew Campion	
William Ready	• Prepares the report that the SEC rules require to be included in our annual proxy statement;
Independence	• Reviews and recommends policies related to dividend, stock repurchase and foreign currency programs;
The Board has determined that each member of the Audit and Finance Committee is independent under the currently effective NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.	• Assists the Board with its oversight of our major financial risk exposures, and reviews with management such exposures and the steps management has taken to monitor and control such exposures; and
	• Reviews with management the Company's cybersecurity and data privacy risk exposures and the steps management has taken to monitor, control or mitigate such exposures.
The Board has determined that each of Mr. Campion and Mr. van Paasschen qualifies as an "audit committee financial expert" under the SEC rules. The Board has also determined that each Audit and Finance Committee member is "financially literate," as described in the NYSE rules.	*Audit Committee Member Time Commitments*
	No member of the Audit and Finance Committee may serve on the audit committees of more than three public companies, including the Company, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on our Audit and Finance Committee and discloses such determination in accordance with NYSE requirements. Currently, all members of the Audit and Finance Committee are in compliance with this requirement.

Compensation Committee

Current Members	Responsibilities
Scott Dahnke, Chair	• Reviews and determines our executive officers' compensation;
William Ready	• Reviews and determines our general compensation goals and guidelines for our employees;
Frits van Paasschen	• Administers certain of our compensation plans and provides assistance and recommendations with respect to other compensation plans;
Independence	• Reviews the compensation discussion and analysis report that the SEC rules require to be included in our annual proxy statement;
The Board has determined that each member of the Compensation Committee is independent under the currently effective NYSE rules and is a "non-employee director" under Section 16(b) of the Exchange Act.	• Assists the Board with its oversight of risk arising from our compensation policies and programs, and assesses on an annual basis potential material risk from our compensation policies and programs; and
	• Appoints, sets the compensation of and determines independence of any compensation consultant or other advisor retained.
	Compensation Committee Interlocks and Insider Participation
	Mr. Dahnke, Mr. Ready and Mr. van Paasschen served as members of the Compensation Committee during fiscal 2025. No member of this committee was at any time during fiscal 2025 or at any other time an officer or employee of the Company, or had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. In addition, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has or had one or more executive officers serving as a member of our Board or Compensation Committee.

Nominations, Corporate Governance and Social Responsibility Committee

Current Members	Responsibilities
Anne Finucane, Chair	• Reviews and recommends corporate governance policies;
Scott Dahnke	• Identifies and makes recommendations for nominees for director and considers criteria for selecting director candidates;
Arianna Huffington (joined in June 2025)	• Considers stockholders' director nominations and proposals;
	• Reviews and determines our compensation policy for our non-employee Directors;
Independence	• Considers resignation offers of director nominees and recommends to the Board the action to be taken with respect to each such offered resignation;
The Board has determined that each member of the Nominations, Corporate Governance and Social Responsibility Committee is independent under the currently effective NYSE rules. Each member of the Nominations, Corporate Governance and Social Responsibility Committee is a non-employee Director.	• Oversees the evaluation of our Board and our senior management team; and
	• Oversees corporate responsibility initiatives, stockholder engagement and disclosure regarding such matters, including oversight of environmental and social risks.
	During fiscal 2025, in furtherance of the Nominations, Corporate Governance and Social Responsibility Committee's functions, the Committee took the following actions, among other things:
	• Evaluated the composition of the Board, and considered desired skill sets, qualities and experience for potential future directors, as well as potential candidates;
	• Evaluated the composition of the committees of the Board;
	• Oversaw key initiatives related to sustainability, corporate responsibility and stockholder engagement;
	• Considered and recommended to the Board the submission to stockholders of the director nominees described in the Company's 2026 Proxy Statement; and
	• Managed the annual Board self-assessment process.

Director Onboarding and Continuing Education

The Board or a committee of the Board, with the assistance of management, may set up and monitor new-Director orientation programs and Director continuing education programs designed to familiarize new Directors with the Company's businesses, strategies and challenges.

CEO and Executive Succession Planning

The Board Chair leads the Board's succession planning process for the position of Chief Executive Officer. The Board Chair also leads the Board's oversight of succession planning by management for other senior executives. The Chief Executive Officer reviews succession planning and management-development with the Board on an annual basis.

Service on Other Boards of Directors

Other than for the Audit and Finance Committee, the Company does not have a specific limit on outside directorships. However, when a Director has been invited to join another board, whether public or private, the Director should inform the Chair of the Nominations, Corporate Governance and Social Responsibility Committee prior to accepting the position in adherence to our Corporate Governance Guidelines. When a Director leaves another board, the Director should also inform the Chair of the Nominations, Corporate Governance and Social Responsibility Committee. In each case, the Chair of the Nominations, Corporate Governance and Social Responsibility Committee may then inform other members of the Board as the Chair deems necessary.

Proxy

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, both of which apply to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, are available on our website at ir.williams-sonomainc.com/governance.

Copies of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are also available upon written request and without charge to any stockholder by writing to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109.

To date, there have been no waivers that apply to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or persons performing similar functions under our Code of Business Conduct and Ethics. We intend to disclose any amendment to, or waivers of, the provisions of our Code of Business Conduct and Ethics that affect our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or persons performing similar functions by posting such information on our website at ir.williams-sonomainc.com/governance.

Communicating with Members of the Board

Stockholders and all other interested parties may send written communications to the Board or to any of our Directors individually, including non-employee Directors and the Chair of the Board, at: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. All communications will be compiled by our Corporate Secretary and submitted to the Board or an individual Director, as appropriate, on a periodic basis.

Risk Oversight

Board Oversight of Risk

The Board
The Board actively manages the Company's risk oversight process and receives regular reports from management on areas of material risk to the Company, including operational, financial, legal and regulatory risks. Our Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks and participates in regularly-scheduled Board discussions covering such risks.

Committee Responsibilities		
Audit and Finance Committee	**Compensation Committee**	**Nominations, Corporate Governance and Social Responsibility Committee**
The Audit and Finance Committee assists the Board with its oversight of the Company's major financial risk exposures. The Audit and Finance Committee reviews with management the Company's major financial and cybersecurity-related risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.	The Compensation Committee assists the Board with its oversight of risks arising from our compensation policies and programs and assesses on an annual basis potential material risk to the Company from its compensation policies and programs, including incentive and commission plans at all levels.	The Nominations, Corporate Governance and Social Responsibility Committee assists the Board with its oversight of risks associated with Board organization, Board independence, succession planning, corporate governance and corporate responsibility initiatives. This includes oversight of environmental and social risks.

The Role of Management in Risk Oversight

The Company's risk management process is intended to identify, assess and prioritize the Company's critical risk exposures to its business operations across various time frames, from the short-term to the long-term, throughout the world. Risks are evaluated based on their potential magnitude, likelihood and immediacy and are monitored over time to ensure risk profile changes are evaluated in a timely manner for existing and emergent risks.

We leverage executive leadership team members' various expertise to identify and assess the effectiveness of risk management and mitigation methods and periodically provide updates on critical risks to the Board. Annually, management also discusses the key risks identified in our enterprise risk management process with the full Board, soliciting input from Directors on the steps taken to mitigate risks and plans for additional mitigation in the year ahead.

Senior Management

Our senior management regularly attends meetings of the Board and its committees and provides the Board and its committees with reports regarding our operations, strategies and objectives, and the risks inherent within them, as well as management action plans to monitor and address risk exposures. Board and committee meetings also provide a forum for Directors to discuss issues with, request additional information from and provide guidance to, senior management. In addition, our Directors have direct access to senior management to discuss any matters of interest, including those related to risk.

Proxy

General Counsel

Our General Counsel leads a global team of professionals responsible for maintaining ethical and compliance excellence at the Company, and meets with the Audit and Finance Committee periodically to discuss compliance and ethics-related trends, risks and action plans. The General Counsel assesses legal and compliance risks, monitors those risks and works cross-functionally to mitigate those risks across the Company. The General Counsel is also responsible for ensuring adherence to internal compliance requirements, overseeing the team that investigates alleged violations of our Code of Business Conduct and Ethics and managing our anti-corruption and anti-bribery programs. Our General Counsel works closely with our executives to ensure appropriate legal and compliance training to support and reinforce the Company's ethical culture throughout the enterprise.

Disclosure Committee

The Disclosure Committee, which is comprised of a cross-functional team of management, regularly reviews the Company's financial and business disclosures, including quarterly and annual reports prior to filing with the SEC. The Company's internal legal and financial reporting teams seek input and advice from internal subject matter experts and external advisors in drafting specific disclosures, and such input and advice is communicated to the Disclosure Committee.

Compensation Risk Oversight

Our Compensation Committee is responsible for monitoring our compensation policies and programs relative to all our employees, including non-executive officers, for potential risks that are reasonably likely to have a material adverse effect on the Company. In performing its duties, the Compensation Committee regularly reviews and discusses potential risks that could arise from our employee compensation plans and programs with our management and the Compensation Committee's independent compensation consultant. The Compensation Committee is responsible for reporting to the Board any material risks associated with our compensation plans and programs, including recommended actions to mitigate such risks.

For fiscal 2025, the Compensation Committee retained an independent executive compensation consultant, Pay Governance LLC, to identify and assess the risks inherent in the Company's compensation programs and policies. Accordingly, Pay Governance LLC evaluated the Company's executive and non-executive compensation programs for such risk and the mechanisms in our programs designed to mitigate these risks. Among other things, Pay Governance LLC reviewed our pay philosophy, forms of incentives, performance metrics, balance of cash and equity compensation, balance of long-term and short-term incentive periods, compensation governance practices and equity grant administration practices. Based on the assessment, Pay Governance LLC concluded that our compensation programs and policies do not create risks that are reasonably likely to have a material adverse effect on the Company.

Sustainability Oversight

Together with our Board, our Nominations, Corporate Governance and Social Responsibility Committee oversees our efforts relating to sustainability initiatives, which are closely aligned with our strategic directives.

The Nominations, Corporate Governance and Social Responsibility Committee oversees corporate policies and programs that speak to long-standing commitments to our supply chain, environmental responsibility, health and safety, human rights and ethics. Our Executive Vice President of Sourcing, Quality Assurance and Sustainable Development, presents to the Nominations, Corporate Governance and Social Responsibility Committee periodically to review existing and proposed strategy, goals and targets. The Nominations, Corporate Governance and Social Responsibility Committee is responsible for reporting and making recommendations to the Board regarding our sustainability strategies and key initiatives.

Our Sustainability Oversight Structure



The Board

↓

Nominations, Corporate Governance and Social Responsibility Committee

↓

Executive Vice President, Sourcing, Quality Assurance & Sustainable Development

↓

Sustainability Team and Leadership Working Group

Proxy

Cybersecurity Risk Oversight

Our Information Security Oversight Structure


The Board
Audit and Finance Committee
Chief Technology and Digital Officer &
Chief Information Security Officer
Data Security Team and Security Operations Team

The Board, comprised entirely of independent Directors except for our CEO, takes an active role in oversight of the Company's cybersecurity and data privacy policies.

The Board has delegated responsibility for oversight of the Company's cybersecurity and data privacy risk exposures and the steps management has taken to monitor, control or mitigate such exposures to the Audit and Finance Committee. At least quarterly, the Audit and Finance Committee receives an overview covering current and emerging cybersecurity threat risks and the Company's ability to mitigate those risks, and discusses these topics with our Chief Information Security Officer and Chief Technology and Digital Officer. Cybersecurity risk management is also considered at least annually during separate Board meeting discussions with management. Members of the Board are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to the Company's cybersecurity programs.

The Company's cybersecurity risk management approach includes: (i) an enterprise risk management process, which includes cybersecurity risks and is periodically refreshed; (ii) system vulnerability scanning; (iii) cybersecurity training for employees; (iv) penetration testing, which simulates cyber threats; and (v) third-party risk management for suppliers, vendors and other partners, which includes risk-based diligence and contractual provisions that allow for periodic auditing. Periodically, we engage with assessors, consultants and other third-parties to evaluate and test our systems. Additionally, we engage an independent Qualified Security Assessor to review our Payment Card Industry compliance.

The Company monitors emerging data privacy laws and implements changes to our processes to comply with these laws. We also review our consumer-facing and employee privacy policies to promote compliance with applicable regulations. We proactively inform our customers of substantive changes related to customer data handling.

Finally, the Company maintains cybersecurity disclosure controls and procedures to ensure timely reporting of material cybersecurity incidents.

We work to continually improve each of these processes with the goal of ensuring our cybersecurity strategy remains consistent with industry best practices. In the last three fiscal years, we have not experienced any material cybersecurity incident, and the expenses we have incurred from cybersecurity incidents were immaterial.

Stockholder Engagement

We believe stockholder engagement is key to delivering value to our investors. In advance of filing this Proxy Statement, we continued our practice of proactive engagement with our largest stockholders and requested meeting with stockholders representing approximately 33%* of our shares. As of the date of this Proxy Statement, members of our management team, including our Chief Financial Officer, General Counsel and Chief Talent Officer, held discussions with stockholders representing approximately 8%* of our shares. We intend to continue our stockholder outreach and hold additional meetings relating to the disclosures made in this Proxy Statement.

These discussions covered a variety of topics and enabled our stockholders to share their perspectives and valuable insight on our compensation practices, corporate governance and sustainability initiatives. We take this feedback seriously and we have made many enhancements to our programs and disclosures, which our investors have praised us for. Over the years, we have:

Compensation Practices

- Revised our peer group multiple times, resulting in a group that better reflects our industry and current stage as a public company

- Strengthened our emphasis on performance with regards to our NEO compensation, moving the ratio of performance-based compensation for NEOs (other than our PEO) from 30% in 2019 to 50% in 2024

- Reworked our CD&A, to provide transparency, context, readability and strengthening the linkage between business strategy and compensation design/outcome

- Placed more focus on top-line and bottom-line growth, balance sheet strength and return on strategic investments

Corporate Governance

- Refreshed our Board, resulting in the appointment of two new directors in 2024, resulting in an average tenure of five years for our independent Directors

- Added a Director skills matrix to our proxy statements

Sustainability Initiatives

- Enhanced sustainability disclosures in our annual Impact Report

- Set meaningful and ambitious emission reduction goals, including a Science-Based Target across Scope 1, 2 and 3

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*   Share figures are as of fiscal year 2025 end and based on data provided by our proxy solicitor, MacKenzie Partners, Inc.

Director Compensation

Fiscal 2025 Highlights

- Emphasis on equity in the overall compensation mix to support alignment with our stockholders.

- Full-value equity grants under a fixed-value annual grant policy with vesting for retention purposes.

- No performance-based equity awards.

- A robust stock ownership guideline to support stockholder alignment.

- A stockholder-approved annual limit on total Director compensation.

- No retirement benefits and limited perquisites.

Director Compensation Program

Overview

Our non-employee Directors are eligible to receive cash compensation and equity grants for their service on our Board, with additional cash and equity compensation provided to the Board Chair, the Chair of each Board committee, and members of each Board committee. Decisions regarding our non-employee Director compensation program are approved by the full Board based on recommendations by the Nominations, Corporate Governance and Social Responsibility Committee. In making such recommendations, the Nominations, Corporate Governance and Social Responsibility Committee takes into consideration the duties and responsibilities of our non-employee Directors, the Director compensation practices of peer companies, the recommendations of the independent compensation consultant and whether such recommendations align with the interests of our stockholders. The Nominations, Corporate Governance and Social Responsibility Committee periodically reviews the total compensation of our non-employee Directors and each element of our Director compensation program. At the direction of the Nominations, Corporate Governance and Social Responsibility Committee, the Compensation Committee's independent compensation consultant analyzes the competitive position of our Director compensation program against the peer group used for executive compensation purposes.

Director Stock Ownership Policy

The Board has approved a stock ownership policy. Each non-employee Director must hold at least $400,000 worth of shares of company stock by the fifth anniversary of such Director's initial election to the Board. If a Director holds at least $400,000 worth of shares of Company stock during the required time period, but the value of such Director's shares decreases below $400,000 due to a drop in the Company's stock price, the Director shall be deemed to have complied with this policy so long as the Director does not sell shares of Company stock. If a Director has not complied with this policy during the required time period, then the Director may not sell any shares until such Director holds at least $400,000 worth of shares of Company stock. A Director's unvested RSUs will not count toward satisfying the ownership requirements. As of April 21, 2026, all of our Directors have satisfied the ownership requirements or have been on the Board for less than five years.

Stockholder Approved Compensation Limit

Under our stockholder-approved maximum annual limit on non-employee Director compensation, stock awards granted during a single fiscal year under the plan or otherwise, taken together with any cash fees paid during such fiscal year for services on the Board, will not exceed $750,000 in total value for any non-employee Director.

Fiscal 2025 Non-Employee Director Compensation

During fiscal 2025, the Board approved, effective as of the 2025 annual meeting held on June 11, 2025, an increase in the Annual Board Service Retainer to $100,000; an increase to the annual retainer provided to the Chair of the Compensation Committee to $35,000, split evenly between cash and equity; and an increase to the annual retainer to the Non-Employee Director serving as Board Chair to $240,000, split evenly between cash and equity. The Board believes this increase generally aligns our non-employee Director compensation with our peers, which will allow us to continue to attract and retain top director candidates to serve on our Board.

The following table sets forth non-employee Director compensation amounts for fiscal 2025.

	Fiscal 2025
Per-Committee Meeting Attendance Fee	—
Annual Cash Compensation for Board Service[1]	$100,000
Annual Equity Grant for Board Service[2][3]	$190,000
Annual Compensation to Board Chair[1][2][4]	$240,000
Annual Compensation to Chair of the Audit and Finance Committee[1][2][4]	$ 45,000
Annual Compensation to Chair of the Compensation Committee[1][2][4]	$ 35,000
Annual Compensation to Chair of the Nominations, Corporate Governance and Social Responsibility Committee[1][2][4]	$ 25,000
Annual Compensation to Member of the Audit and Finance Committee[1][2][4]	$ 17,500
Annual Compensation to Member of the Compensation Committee[1][2][4]	$ 15,000
Annual Compensation to Member of the Nominations, Corporate Governance and Social Responsibility Committee[1][2][4]	$ 10,000

[1] The annual cash compensation is paid in quarterly installments so long as the non-employee Director continues to serve on the Board at the time of such payments.

[2] The annual equity grant is awarded on the date of the Annual Meeting. Equity grants are made in the form of restricted stock units (RSUs). These RSUs vest on the earlier of one year from the date of grant or the day before the next regularly scheduled Annual Meeting, subject to continued service through the vesting date. The number of RSUs granted is determined by dividing the total monetary value of each award, as set forth in the table, by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share. Directors also receive dividend equivalent payments with respect to outstanding RSUs, which are paid upon the vesting of the underlying restricted stock units.

[3] Directors who are appointed to the Board after the Company's most recent annual meeting receive an equity grant on the appointment date on a prorated basis based on the number of days that the Director is scheduled to serve between the appointment date to the Board and the date one year from the prior year's annual meeting.

[4] Compensation for service as a Board Chair, Chair of a Board committee and/or as a member of a Board Committee is paid 50% in cash and 50% in equity.

In addition to the compensation described above, non-employee Directors received reimbursement for travel expenses related to attending our Board, committee or business meetings. Non-employee Directors and their spouses and domestic partners received discounts on our merchandise. Additionally, non-employee Directors may also participate in a deferred stock unit program, pursuant to which non-employee Directors may elect, on terms prescribed by the Company, to receive 100% of their annual cash compensation to be earned in respect of the applicable fiscal year either in the form of (i) fully vested stock units or (ii) fully vested deferred stock units. We believe these offerings allow us to maintain a Director compensation program that is competitive with market practices and compensates Directors fairly for their level of service.

Director Compensation Table

The following table shows the compensation provided to non-employee Directors who served during all of fiscal 2025.

	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3][4]	Total
Esi Eggleston Bracey	$101,332	$ 198,732[5]	$ 1,840	$301,904
Andrew Campion	$101,332	$ 198,732[5]	$10,246	$310,310
Scott Dahnke	$227,555	$ 332,484[6]	$ 5,845	$565,884
Anne Finucane	$105,229	$ 202,368[7]	$14,426	$322,023
Arianna Huffington	$ 95,987	$ 194,937[8]	$ 3,420	$294,344
William Ready	$108,965	$ 206,162[9]	—	$315,127
Frits van Paasschen	$122,967	$219,917[10]	$ 1,030	$343,914

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[1]   The following Directors elected to receive 100% of his or her annual cash compensation for fiscal 2025 either in fully vested stock grants or fully vested deferred stock units: Esi Eggleston Bracey: $101,332; Andrew Campion: $101,332; Anne Finucane: $105,229; Arianna Huffington: $95,987; and William Ready $108,965.

[2]   Represents the grant date fair value of the RSUs granted in fiscal 2025 as calculated in accordance with FASB ASC Topic 718, by multiplying the closing price of our common stock on the trading day prior to the grant date by the number of RSUs granted. As of February 1, 2026, the persons who served as non-employee Directors during all or a portion of fiscal 2025 held the following numbers of unvested RSUs: Esi Eggleston Bracey: 1,257; Andrew Campion: 1,257, Scott Dahnke: 2,103; Anne Finucane: 1,280; Arianna Huffington: 1,233; William Ready: 1,304; and Frits van Paasschen: 1,391.

[3]   Represents the taxable value of discount on merchandise.

[4]   Excludes dividend equivalent payments, which were previously factored into the grant date fair value of disclosed equity awards.

[5]   Represents the grant date fair value associated with a RSU award of 1,257 shares of common stock made on June 11, 2025, with a fair value as of the grant date of $158.10 per share for an aggregate grant date fair value of $198,732.

[6]   Represents the grant date fair value associated with a RSU award award of 2,103 shares of common stock made on June 11, 2025, with a fair value as of the grant date of $158.10 per share for an aggregate grant date fair value of $332,484. Cash compensation and equity grants payable to Scott Dahnke are paid directly to or transferred from Mr. Dahnke to a donor advised fund affiliated with Mr. Dahnke.

[7]   Represents the grant date fair value associated with a RSU award of 1,280 shares of common stock made on June 11, 2025, with a fair value as of the grant date of $158.10 per share for an aggregate grant date fair value of $202,368.

[8]   Represents the grant date fair value associated with a RSU award of 1,233 shares of common stock made on June 11, 2025, with a fair value as of the grant date of $158.10 per share for an aggregate grant date fair value of $194,937.

[9]   Represents the grant date fair value associated with a RSU award of 1,304 shares of common stock made on June 11, 2025, with a fair value as of the grant date of $158.10 per share for an aggregate grant date fair value of $206,162.

[10]   Represents the grant date fair value associated with a RSU award of 1,391 shares of common stock made on June 11, 2025, with a fair value as of the grant date of $158.10 per share for an aggregate grant date fair value of $219,917.

PROPOSAL 2: Advisory Vote to Approve Executive Compensation

This is a proposal asking stockholders to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement as required under Section 14A of the Exchange Act. This proposal is commonly known as a "Say on Pay" proposal and gives our stockholders the opportunity to express their views on the compensation of our Named Executive Officers. The Company's current policy is to hold a Say on Pay vote each year, and we expect to hold another advisory vote with respect to executive compensation at the 2027 annual meeting.

Compensation Program and Philosophy

As described in detail under the heading "Executive Compensation," our executive officer compensation program is constructed to attract, retain and motivate a highly qualified executive team to support our primary objective of creating long-term value for stockholders, while maintaining direct links between executive pay, individual performance, the Company's financial performance and stockholder returns. A significant portion of individual compensation is directly dependent on the Company's achievement of financial goals, which we believe aligns executive and stockholder interests and encourages long-term stockholder returns. Further in alignment with stockholder interests, each of our Named Executive Officers is subject to a stock ownership requirement. The Chief Executive Officer is required to hold five times her base salary, and each of the other Named Executive Officers is required to hold two times their base salary in shares of common stock.

Fiscal 2025 Compensation Summary

To align our executive compensation packages with our executive compensation philosophy, the following compensation decisions were made by the Compensation Committee for fiscal 2025.

- **CEO Compensation:** Ms. Alber's target long-term incentive grants (split between performance-based restricted stock units, or PSUs, and restricted stock units, or RSUs) were increased from $16,000,000 to $19,000,000, resulting in a 14% increase in overall target compensation, after considering her individual performance, an assessment of market data and her experience in her role. Ms. Alber's base salary of $1,600,000 and her bonus target percentage of 200% of base salary remained unchanged for fiscal 2025.

- **Base Salaries:** Certain of our Named Executive Officers received salary increases to better align with competitive market pay practices.

- **Performance-Based Cash Bonus:** Performance-based cash bonuses were paid for fiscal 2025 performance based on the Company's earnings per share goal, the achievement of positive net cash provided by operating activities, business unit performance and the individual performance of our Named Executive Officers.

- **Pay Mix:** After reviewing our executive compensation program against best practices, for fiscal 2025, we have increased the weighting of PSUs for our CEO to 63% PSUs and 37% RSUs.

- **Performance-Based and Time-Based Equity:** In fiscal 2025, our Named Executive Officers were granted PSUs based on performance against four weighted metrics—revenue growth (weighted 20%), earnings growth (weighted 20%), adjusted return on invested capital (weighted 30%), and operating cash flow (weighted 30%)—and RSUs with service vesting. The PSUs are earned based on actual three-year performance against each of the four metrics relative to target, subject to certain pre-established adjustments, and vest on the third anniversary of the grant date. No PSUs are earned for below threshold performance, 50% of target are earned for threshold performance, 100% of target are earned for target performance, 200% of target are earned for above target performance, and 300% of target are earned for maximum performance and above. The RSUs vest 25% per year over a four-year period beginning on the grant date.

In addition to the above summary, stockholders are encouraged to read the "Executive Compensation" section of this Proxy Statement for details about our executive compensation programs, including information about the fiscal 2025 compensation of our Named Executive Officers.

We are asking our stockholders to indicate their support for our Named Executive Officer compensation as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the 2026 Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Executive Compensation, the tabular disclosure regarding such compensation and the accompanying narrative disclosure."

Required Vote for this Proposal

To approve this proposal, a majority of voting power entitled to vote thereon, present virtually or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

This Say on Pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our stockholders and, to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THIS PROXY STATEMENT.

EXECUTIVE COMPENSATION

A Message from the Compensation Committee of the Board of Directors

Dear Fellow Stockholders,

Fiscal 2025 marked another year of strong financial performance for Williams-Sonoma, Inc. Given the challenging macroeconomic backdrop, including the evolving tariff landscape and the continuation of elevated interest rates and a slow housing market, we are pleased by our gain in market share and our strong operating margins and record earnings per share. These results demonstrate the power of our operating model and give us confidence that our focus on our three key priorities—accelerating growth, delivering world-class customer service, and driving earnings—will continue to enable us to lead our industry.

Key highlights for fiscal 2025 included:

- Comparable brand revenue growth of 3.5%.

- Gross margin of 46.2%.

- Operating income of $1.42 billion, with an operating margin of 18.1%.

- Record diluted earnings per share, or EPS, of $8.84.

- Return on invested capital, or ROIC, of 42.3%[1], and Adjusted ROIC of 51.6%[1], both significantly higher than the 75th percentile for our peer group.

- Operating cash flow of $1.3 billion.

- Three-year total stockholder returns, or TSR, of 241%[2], significantly exceeding both our peer group (22%) and the S&P 500 Index (70%).

- Five-year TSR of 249%[2], significantly exceeding both our peer group (-26%) and the S&P 500 Index (87%).

Looking ahead, we recognize there remains much unpredictability in both the macroeconomic environment and the housing market. However, based on the results our team delivered in fiscal 2025, we believe we can continue to navigate these uncertainties better than most, capture market share and deliver strong profitability.

We continue to invest in our relationship with our stockholders and engage with investors to hear their perspectives on our compensation programs, sustainability initiatives and overall corporate governance structure. We were pleased to see that our compensation program was received favorably by our stockholders in 2025, with Say-on-Pay support of 85%, based on votes cast. As always, we aim to evolve as an organization and strive for continuous improvement. Thank you for your role in helping us do so.

We invite you to review our Compensation Discussion & Analysis for more detailed information. We appreciate your ongoing support and seek your feedback, whether virtually or through written correspondence, on our compensation design and path forward.

Sincerely,

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

Scott Dahnke, Chair
William Ready
Frits van Paasschen

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[1]   See Appendix A for the calculation of ROIC and Adjusted ROIC.

[2]   TSR are calculated as of February 1, 2026.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, describes our 2025 compensation program as it relates to the compensation of our Named Executive Officers, or NEOs. The CD&A provides an overview and analysis of the key elements of our 2025 compensation program, the compensation decisions made by the Compensation Committee of the Board under our 2025 compensation program and the factors that the Compensation Committee considered and the process it followed in making those decisions.

Our NEOs in 2025 were:

Laura Alber	Director, President and Chief Executive Officer
Jeff Howie	Executive Vice President, Chief Financial Officer
Monica Bhargava	President, Pottery Barn Brand
David King	Executive Vice President, General Counsel
Karalyn Yearout	Executive Vice President, Chief Talent Officer

Executive Summary

The Compensation Committee is responsible for the design and execution of the Company's compensation program for executive officers. In designing and administering the program for 2025, the Compensation Committee focused on the following principles:

- Alignment with stockholders: aligning compensation with stockholder interests through incentive programs that reward achievement of financial and operational results that we believe are the drivers of stockholder value for our Company;

- Accountability for near-term and long-term performance: balancing achievement of near-term and long-term results for our stockholders; and

- Competitiveness: providing competitive target compensation to ensure that we can attract, retain and motivate exceptional leadership talent to develop and execute our business strategy.

Executive Compensation Practices

What We Have	What We Do Not Have
✓ *Rigorous, objective performance goals and EPS-funded bonus pool*	× *No "golden parachute" gross-ups*
✓ *Long-term Incentive Program with 3-year goals*	× *No hedging/pledging/short sales of Company stock*
✓ *Limited perquisites*	× *No dividends paid on unvested shares*
✓ *Competitive stock ownership guidelines and retention requirement*	× *No options/stock appreciation rights, or SARs, granted below fair market value*
✓ *Clawback policy covering cash incentives and stock awards*	× *No supplemental retirement benefits*
✓ *Double-trigger change-in-control arrangements*	× *No repricing or cash out of underwater options/SARs without stockholder approval*
✓ *Independent compensation consultant and Board Compensation Committee*	× *No excessive severance or excessive perquisites*
✓ *Annual risk assessment of compensation policies and programs*	× *No single-trigger change-in-control arrangements*
	× *No guaranteed salary increases, bonuses or long-term incentive awards*

Performance and Compensation Highlights

Highlights of our strategic priorities, fiscal year performance and compensation program include:

2025 Strategic Priorities	2025 Compensation Program
• <u>Returning to Growth</u>: long-term outlook driven by core brand growth, category growth, emerging brand growth and business-to-business relationships. • <u>Elevating World-Class Customer Service</u>: improving delivery services to our customers and enhancing channel experiences. • <u>Driving Earnings</u>: operating margin supported by supply chain efficiencies, pricing power, ecommerce sales mix, retail optimization, ad cost investment and cost control.	• <u>Annual Bonus</u>: continued to use achievement of EPS performance to fund our bonus plan and allocate awards to reflect brand/operational performance. • <u>RSUs</u>: awarded RSUs with 4-year prorated, time-based vesting to attract and retain talent and reward individual performance and contribution. • <u>PSUs</u>: continued to award PSUs that are earned based on achievement of pre-set 3-year goals for revenue growth, earnings growth, Adjusted ROIC and operating cash flow.

Fiscal 2025 Business Highlights

• Comparable brand revenue growth of 3.5%, which exceeded expectations.
• Gross margin of 46.2%.
• Operating income of $1.42 billion, with operating margin of 18.1%.
• Record diluted EPS of $8.84.
• ROIC of 42.3%[1] and Adjusted ROIC of 51.6%[1].
• Operating cash flow of $1.3 billion.
• Three-year TSR of 241%[2] and five-year TSR of 249%[2].

[1]   See Appendix A for the calculation of ROIC and Adjusted ROIC.

[2]   TSR calculated as of February 1, 2026.

2025 CEO Compensation Decisions

After reviewing factors, including market data, Company performance and individual contributions, the Compensation Committee approved an increase in Ms. Alber's 2025 target long-term incentive grants, resulting in a 14% increase in target compensation.

CEO Pay Component	2025 Amount	% Change from 2024
Base Salary	$1,600,000	—
Annual Bonus Target	$3,200,000	—
PSUs at Target (2025-27 performance period)	$12,000,000	+33%
RSUs	$7,000,000	—
Target Total Direct Compensation	$23,800,000	+14%

2025 CEO Performance Award Outcomes

CEO Pay Component	2025 Amount	% of Target Award
Annual Bonus Award	$12,500,000	391%
Value of PSUs Earned at Fiscal 2025 Year-End (2023-25 performance period)[1]	$63,793,293[2]	232%

[1]   Metrics used to determine the PSU payout for fiscal 2025 included fiscal year 2024 financial metrics that exclude the impact of an out-of-period freight adjustment recorded in fiscal year 2024. See Appendix A for a discussion of this adjustment.

[2]   Based on a stock price of $204.65, the closing price of our common stock on January 30, 2026, the last business day of fiscal 2025.

2026 Compensation Highlights

We are committed to reviewing our executive compensation program against best practices and, for 2026 have increased the weighting of PSUs for our CEO to 73% PSUs and 27% RSUs.

Key Strategic Differentiators

Our compensation programs support our values and reward execution of our corporate strategy. As the world's largest digital-first, design-led and sustainable home retailer, our vision is to furnish every area of the home, as well as the places where our customers work, stay and play.

In-House Design

We design, create, and distribute our own products. We work closely with our trusted vendors to bring high-quality, sustainable products to market. Given our strong value equation and proprietary products that cannot be found elsewhere, we have pricing power that others do not.





140	**>90%**	**14**
IN-HOUSE DESIGNERS & ARTISTS	PROPRIETARY PRODUCTS	SOURCING OFFICES
Innovating and creating differentiated and market-leading product assortments.	Designed and sold exclusively through our brands.	Overseeing manufacturing across 53 countries to ensure transparency, quality, and safety.

Portfolio of 10 Distinct Brands

We offer the latest home furnishing trends for customers through the lenses of our ten distinct brands, each serving different life stages and rooms of the home and beyond.



Digital First, Not Digital Only

The home furnishings industry is shifting online. Our digital-first platform is well-positioned to take advantage of this shift in consumer behavior to gain market share.



Our Ecommerce Business



Our Retail Advantage

Our stores deliver best-in-class customer experiences with beautifully curated assortments, personalized services, and an integrated shopping experience across channels.

Service	Omni-Channel Shopping Experience	Omni-Fulfillment	Retail Optimization
Our free design services offer one-on-one expert consultations in-store, at home, and online, along with personalized registry concierge services, and engaging classes and events.	Omni-channel customers spend four times more and shop three times as often compared to single-channel customers.	Our stores serve as fulfillment hubs, catering to customers however they shop, including "Buy Online, Pick Up in Store," "Ship from Store," and "Buy Online, Ship to Any Store."	Our retail optimization efforts have transformed our fleet into profitable, inspiring, and strategic locations.





Quality

Quality is our core value and our signature. It shapes how we design, engineer, and deliver products built on performance and craftsmanship. Embedded across our global operating model, our quality platform ensures consistent excellence, protects brand equity, strengthens competitive advantage, and drives sustainable growth.

Engineering Excellence	Global In-House Laboratories	Annual Quality Verifications Across Global Production
Engineering standards developed and embedded across our global product platform.	Globally harmonized testing protocols supporting safety, durability, and regulatory alignment.	End-to-end verification embedded across our vendors globally.





Financial Performance

Fiscal 2025 Performance Highlights

Fiscal 2025 was a year of strong performance for us. Despite a challenging macroeconomic environment, including uncertainty related to tariffs, we delivered a strong annual operating margin and a record EPS. Fiscal 2025 financial achievements included:

Continued Strong Earnings

Financial Metric	Performance
Comparable Brand Revenue Growth	3.5%
Diluted EPS	$8.84

Comparable Consolidated and Brand Revenue

Brand	2025 Comparable Brand Revenue Growth[1]
Pottery Barn	0.4%
West Elm	2.9%
Williams Sonoma[2]	6.9%
Pottery Barn Kids and Teen	4.4%
Total[3]	3.5%

[1]   Comparable brand revenue growth includes business-to-business net revenues.

[2]   Includes results from Williams Sonoma Home.

[3]   Total comparable brand revenue includes the results of Rejuvenation, Mark and Graham and GreenRow.

Industry Leading Financial Results and Returns to Stockholders

Financial Metric	Performance	Commentary
Gross Margin	46.2%	A decrease of 30 basis points compared to last year, due to the impact of the out-of-period freight adjustment in fiscal 2024. See Appendix A for more information.
Operating Income	$1.42B	With operating margin of 18.1%.
Return on Invested Capital[1]	42.3%	Both among the best in the retail industry and significantly higher than the 75th percentile for our peer group.
Adjusted Return on Invested Capital[1]	51.6%	
Operating Cash Flow	$1.3B	Continuing to maintain a strong liquidity position.
Total Stockholder Return (5-Year)[2]	249%	Significantly exceeded peers and S&P 500 (see below).

[1]   See Appendix A for the calculation of ROIC and Adjusted ROIC.

[2]   TSR calculated as of February 1, 2026.



Total Stockholder Return (1-, 3- and 5-Years)

2025 Compensation Program for Executive Officers

2025 Compensation Program Summary

The table below highlights the components of our executive compensation program and their strong alignment to stockholder interests.

Component	Form	Purpose	Alignment to Stockholder Interests
Base Salary	Cash	• Fixed compensation • Attract and retain NEOs short-term	• High-quality, stable executive leadership • Market-competitive and aligned with scale, scope and complexity of role
Annual Incentive	Annual Bonus Plan	• Incentivize and reward achievement of carefully designed business/individual objectives • Encourage behaviors that support the Company's desired short-term goals and stable, long-term outcomes	• Bonus pool funded based on EPS performance vs. pre-set goal • Annual goals set at challenging levels taking into account prior year performance, external expectations and current year guidance • Actual awards recognize business unit performance against both quantitative and qualitative goals

Long-Term Incentives	Performance-Based RSUs (PSUs)	• Motivate achievement of long-term performance and stockholder value creation
		• Attract and retain NEOs long-term
		• Provide opportunity to build ownership
			• Weighted across scorecard of relevant financial metrics that are aligned with stockholder interests and funded based on performance against pre-set goals:
			  ◦ Revenue (3-year compound annual growth rate, or CAGR) (weighted 20%)
			  ◦ EPS (3-year CAGR) (weighted 20%)
			  ◦ Operating Cash Flow (3-year average) (weighted 30%)
			  ◦ Adjusted ROIC (3-year average) (weighted 30%)
			• Emphasis on stock price performance

	Time-Based RSUs	• Attract and retain NEOs long-term • Provide opportunity to build ownership • Align interests with stockholders	• Emphasis on stock price performance
Stock Ownership Guidelines		• Directly aligns interest of NEOs with stockholders	• Value of holdings tied to stock price • As of the end of fiscal 2025, Ms. Alber held over 107x her base salary in Company stock (well above her 5x guideline) • Required to retain at least 50% of net after-tax shares received until the ownership guideline has been achieved

Fiscal 2025 Incentive Payout Summary

We have a strong pay-for-performance philosophy and culture, and we are diligent in critiquing our goals, performance and associated payouts. Our annual incentive payouts are governed by our 2021 Incentive Bonus Plan, as amended on March 21, 2025, which has established the threshold performance goal for bonuses as positive net cash flow provided by operating activities, as set forth in the Company's consolidated statements of cash flows. Annually, the Compensation Committee sets a secondary performance goal to guide its use of discretion in determining whether to reduce bonus amounts from the maximum established for each Executive Officer by the achievement of the threshold performance goal; the Compensation Committee typically expects to pay bonuses at target levels if the secondary performance goal is met at target. For the fiscal 2025 bonus plan under the 2021 Incentive Bonus Plan, which we refer to as the "Annual Bonus Plan", the Compensation Committee set the secondary performance goal as a diluted EPS target of $8.72 (excluding extraordinary non-recurring charges from GAAP EPS for fiscal 2025, including any amounts payable to covered employees under the 2021 Incentive Bonus Plan).

Our incentive plans are based on pre-determined goals and individual performance. Over time, awards have fluctuated significantly, based on financial results and overall performance, resulting in a culture of high-performance and accountability. PSU payouts are formulaic based on financial performance, whereas Annual Bonus Plan awards factor in both financial performance and individual performance, which we feel reflects a holistic and individualized incentive determination. Over the prior ten years (2016-2025), the annual bonus plan for each respective year had corporate multipliers (financial performance) within the range of 81% – 175% of target (average of 130% of target). However, during that time period, upon management's recommendation, the Compensation Committee has selectively applied negative discretion in determining actual bonus plan pool funding in order to better align pay with performance, and has approved bonus plan pool funding amounts ranging from 71% to 175% of target (average of 123% of target). During that same time period, PSUs have paid out between 178% – 248% of target (average payout of 209% of target).

Annual Bonus Plan

For fiscal 2025, the performance range to trigger the Annual Bonus Plan pool funding was set at a threshold performance of 80% of target EPS and maximum of 110% of target EPS, with results adjusted, as in prior years, to exclude or include (i) any extraordinary non-recurring or unusual items, (ii) the effect of any changes in accounting principles affecting the Company's or a business unit's reported results, as approved by the Chair of the Compensation Committee, and (iii) the effects of any out-of-period adjustment. The EPS after such adjustments is referred to as "actual adjusted EPS". In setting the target EPS goal for the year, the Compensation Committee took into consideration headwinds the Company anticipated in the year, including the deceleration of the housing market, expected impact of higher interest rates and geopolitical instability. Ultimately, the Compensation Committee set an EPS funding target of $8.72 for the Annual Bonus Plan. This was 13.0% higher than the fiscal 2024 target ($7.72) and 2.6% higher than fiscal 2024 actual adjusted EPS ($8.50). As in years past, the Annual Bonus Plan was approved in March 2025, which was prior to the enactment of certain tariffs by the United States and, as such, the Annual Bonus Plan used goals and a Company fiscal budget that did not reflect the impact of said tariffs.

To determine individual award levels for Executive Officer bonuses, the Compensation Committee considered the following factors: actual adjusted EPS, delivery of stockholder value and individual business unit performance.

Finally, for participants to be eligible for any bonus payout, achievement of positive net cash flow from operating activities was required in the fiscal year 2025. As outlined on page 42, this performance trigger was achieved.

The chart below illustrates the year-over-year changes of our target EPS goal under our 2021 Incentive Bonus Plan, as well as the actual adjusted EPS for purposes of funding our annual bonus plan for the fiscal years 2016 to 2025. The Compensation Committee believes that annual target EPS is set at challenging level, taking into account the prior year's performance, external expectations and the current year's guidance.

Annual Bonus – EPS Performance Goals
FY16 – FY25



For fiscal 2025, the Annual Bonus Plan design and results were as follows:

Level	% of Goal	EPS Funding Goals	% of Target Pool Funded	Actual Adjusted EPS	Actual Pool Funding
Below Threshold	<80%	<$6.98	0%		
Threshold	80%	$6.98	49.7%	$9.57[1]	157.9%
Target	100%	$8.72	100.0%	(110% of $8.72 target)	
Maximum	110%	$9.57	157.9%		

[1] Actual adjusted EPS exceeded the maximum $9.57 funding goal and was derived from diluted EPS as adjusted to exclude the impact of unbudgeted tariffs. There were no additional adjustments in fiscal 2025.

The Compensation Committee approved an actual adjusted EPS, which is used to determine performance for purposes of the Annual Bonus Plan, that exceeded $9.57, the maximum under the Annual Bonus Plan. The actual adjusted EPS was derived from diluted EPS as adjusted to exclude the impact of the tariffs introduced in 2025, which were not included in the Company's fiscal 2025 budget. Based on the actual adjusted EPS, the Company achieved Annual Bonus Plan pool funding at 157.9% of target. The bonus plan pool funding levels achieved for fiscal 2024 and fiscal 2023 were 150.6% and 115%, respectively.

Performance-Based RSUs

The PSU grants made in 2023 were subject to achievement of three-year performance across four relevant financial metrics: Revenue Growth (3-year CAGR, weighted 20%), EPS (3-year CAGR, weighted 20%), Operating Cash Flow (3-year average, weighted 30%) and Adjusted ROIC (3-year average, weighted 30%). These performance metrics cover fiscal 2023 through fiscal 2025 and were established at the time of grant. The PSUs are earned based on actual three-year performance against each of the four metrics relative to target, subject to certain pre-established adjustments, and vest on the third anniversary of the grant date. As shown in the table below, actual performance resulted in the vesting of 232% of the target number of PSUs.

PSU Metric	Metric Weight (%)	Goal (at Target)	Actual	Payout (% of Target)
Revenue Growth (3-Year CAGR)	20	3%	(3.5)%	0%
EPS (3-Year CAGR)	20	0%	8.8%	259%
Operating Cash Flow (3-Year Avg.)	30	$750M	$1,471M	300%
Adjusted ROIC (3-Year Avg.)[1]	30	30.0%	53.0%	300%
			TOTAL	232%

[1] Excludes the impact of an out-of-period freight adjustment recorded in fiscal year 2024 (see Appendix A for a discussion of this adjustment).

As with our Annual Bonus Plan, we believe our PSU grants are set using challenging performance targets and are fully aligned with the rigorous expectations and long-term interests of our stockholders. As shown in the chart the chart that follows, targets for past grants have been consistently set above the median of our peer group's prior-year performance. The chart that follows shows the average relative positioning of PSU goals over the past five PSU cycles (FY19 to FY23 PSU programs).

PSU Goals
Comparison to Prior-Year Peer-Group Performance


5-Year Average PSU Goals
(FY19 - FY23 PSU Programs)
Peer-Group Median Performance
WSI Threshold
WSI Target
WSI Above Target
WSI Maximum
25th Percentile
50th Percentile
75th Percentile

Our Peer Group

The Compensation Committee uses a peer group composed of public companies in the retail industry to review competitive compensation data for the Company's executives. The Compensation Committee evaluates this peer group on an annual basis to ensure that the companies selected remain appropriate. The peer group for fiscal 2025 was selected by the Compensation Committee based on the guiding criteria described below, with advice from Pay Governance LLC, the Compensation Committee's independent executive compensation consultant. Certain peer companies may not meet all selection criteria but are included because they are direct competitors of our business, direct competitors for our executive talent, have a comparable business model or for other reasons.

Our Fiscal 2025 Peer Group

For fiscal 2025, the Compensation Committee reviewed the peer group using the following criteria for selection:

Selection Criteria	Targeted Range
Industry	Home Furnishing Retail; Apparel Retail; Ecommerce Companies; Other Select Retailers (specialty stores, department stores, global brands)
Revenues	\$3B – \$15B
Market Capitalization	\$10B – \$40B
Publicly traded and based in the U.S.	
Geographic competitor for talent	
Performance: growth in revenue and net income; key industry performance metrics	
Qualitative factors: similar product offerings; key competitor for business/talent; listed as a peer in proxy advisor reports; large or emerging ecommerce presence and/or international presence; beloved by their customers; modern, forward-thinking retail experience; S&P Global ESG Score.	

The Compensation Committee made no adjustments to the peer group for 2025 as compared to 2024. The fiscal 2025 peer group consists of the following 13 companies:

Fiscal 2025 Peer Group

Bath & Body Works, Inc.	Levi Strauss & Co	Tapestry, Inc.
Capri Holdings Limited	Lululemon Athletica Inc.	Ulta Beauty, Inc.
eBay Inc.	PVH Corp.	V.F. Corporation
The Gap, Inc.	Ralph Lauren Corporation	Wayfair Inc.
	RH (Restoration Hardware Holdings)	

Our Fiscal 2026 Peer Group

For fiscal 2026, the Compensation Committee reviewed the peer group using similar criteria for selection, updated for our company size:

Selection Criteria	Targeted Range
Industry	Home Furnishing Retail; Apparel Retail; Ecommerce Companies; Other Select Retailers (specialty stores, department stores, global brands)
Revenues	$4B – $16B
Market Capitalization	$10B – $45B
Publicly traded and based in the U.S.	
Geographic competitor for talent	
Performance: growth in revenue and net income; key industry performance metrics	
Qualitative factors: similar product offerings; key competitor for business/talent; listed as a peer in proxy advisor reports; large or emerging ecommerce presence and/or international presence; beloved by their customers; modern, forward-thinking retail experience.	

The Compensation Committee made no adjustments to the peer group for 2026 as compared to 2025.

Overview of Chief Executive Officer Compensation for Fiscal 2025

In an executive session at a meeting in March 2025, without the Chief Executive Officer present, the Compensation Committee reviewed Ms. Alber's base salary, bonus target and 2025 target equity value. The Compensation Committee recommended increasing Ms. Alber's target equity value from $16,000,000 to $19,000,000, with the increase in equity delivered in the PSU component. In addition, the Compensation Committee recommended that Ms. Alber's base salary ($1,600,000) and bonus target (200% of salary, or $3,200,000) remain unchanged. Consistent with prior years, when making these decisions, the Compensation Committee considered assessment of market data, as well as her individual performance and experience in her role. Total target pay increase was 14% from 2024. Prior-year increase in target pay (from 2023 to 2024) was similar (+11%). Further, to provide the Company with more flexibility to carry out its pay-for-performance strategy, the Compensation Committee increased the maximum potential annual incentive payout under our 2021 Incentive Bonus Plan from $10,000,000 to $12,500,000.

As discussed above, with respect to the Annual Bonus Plan pool, the Company achieved a bonus plan pool funding level of 157.9% of target pool funding. The Compensation Committee determined the payout for Ms. Alber to be at 391% of her target bonus, in alignment with her performance during fiscal 2025. Finally, the Company exceeded three out of the four performance metrics targets with respect to the PSU grants made in 2023. Based on the formulaic, pre-set payout design, the PSUs vested at 232% of target. For Ms. Alber, whose target grant was 134,362 PSUs, the resulting payout was 311,719 shares. The level of

Company-wide funding of our fiscal 2025 Annual Bonus Plan was determined after adjustment of diluted EPS for the impact of tariffs introduced in 2025, which were not included in the Company's fiscal 2025 budget. Further, for our PSU Achievement, we used 2024 financial metrics that exclude the impact of an out-of-period freight adjustment recorded in fiscal year 2024 (see Appendix A for a discussion of this adjustment).

Compensation Element	Level / Result
Base Salary	$1,600,000
Target Bonus %	200% of salary
Target Bonus $	$3,200,000
Performance-Based RSUs	$12,000,000
Time-Based RSUs	$7,000,000

FY 2025 Annual Bonus Achievement	
Actual FY 2025 Bonus %	391% of target
Actual FY 2025 Bonus $	$12,500,000

FY 2023 – FY 2025 PSU Achievement	
FY 2023 – 2025 PSU Target Shares	134,362 PSUs
FY 2023 – 2025 PSU Payout %	232% of target shares
FY 2023 – 2025 PSU Payout	311,719 PSUs

Components of Our Compensation Program, 2025 Decisions and the Decision-Making Process

Our compensation program for our NEOs is designed to create long-term value for stockholders and to attract, motivate and retain outstanding executives, while providing target compensation that is significantly "at risk" and performance-based.

NEO Target Pay Mix

As shown in the charts below, for fiscal 2025, approximately 64% of Ms. Alber's target compensation is tied directly to performance conditions (bonus and PSUs). An additional 29% is "at risk" via service conditions and stock price (RSUs). The other NEOs, on average, have 50% of target compensation tied directly to performance conditions and another 29% "at risk." We believe this mix of pay provides strong incentives for our NEOs to remain with the Company and continue creating value for our stockholders.

CEO Target Pay Mix



Other NEO Average Target Pay Mix



Base Salary

In March 2025, the Compensation Committee reviewed and set the fiscal 2025 base salaries of our NEOs, based on individual performance, an analysis of each executive's experience (as well as past, current and anticipated contributions to the Company's success), the Chief Executive Officer's recommendations (other than with respect to her own base salary), each executive's position relative to executives in our peer group and other select market references.

The following table shows the fiscal 2025 base salaries for the NEOs.

Named Executive Officer	Fiscal 2025 Base Salary	Percentage Change
Laura Alber	$1,600,000	0%
Jeff Howie	$ 950,000	0%
Monica Bhargava	$ 900,000	+6%
David King	$ 705,000	0%
Karalyn Yearout	$ 700,000	+4%

Annual Cash Bonus

Cash bonuses are awarded to our NEOs under the Annual Bonus Plan and paid only when the Company's threshold performance goal and business objectives are met or exceeded.

Our 2021 Incentive Bonus Plan sets a positive net cash flow provided by operating activities, as disclosed on the Company's consolidated statements of cash flow, as the threshold performance goal that must be achieved for a bonus payout under the plan. Additionally, at the beginning of each fiscal year, the Compensation Committee reviews and establishes dollar denominated bonus targets for each NEO and threshold, target and maximum EPS goals under the 2021 Incentive Bonus Plan, which determines the fiscal year bonus plan funding pool from which executive bonuses are paid. Additional design details are provided on page 37.

The threshold goal of positive net cash flow provided by operating activities was met in fiscal 2025, which established an individual maximum potential bonus payable to each of our Named Executive Officers, and the Compensation Committee retained negative discretion to determine the actual payout to each NEO, at or below such maximum, based on achievement of the EPS goal and individual performance, as described below.

Fiscal 2025 Bonus Targets

At a meeting held in March 2025, the Compensation Committee reviewed the bonus targets under the Annual Bonus Plan for each NEO. The Compensation Committee considered the recommendations of the Chief Executive Officer for bonuses for each NEO (other than with respect to her own bonus), as well as the following factors:

- Each executive's respective responsibilities;
- The relationship of the bonus target to other compensation elements;
- Whether the established bonus targets are effective in motivating our executives to deliver strong performance; and
- The bonus targets set by our peer group and other select market references.

In an executive session at that meeting, without the Chief Executive Officer present, the Compensation Committee reviewed Ms. Alber's bonus target against our peer group and other select market references, such as the S&P 500, and concluded that her bonus target would remain unchanged for fiscal 2025.

The following table shows the target bonuses as a percentage of base salary under the Bonus Plan for fiscal 2025 for our NEOs, which did not change from fiscal 2024.

Named Executive Officer	Fiscal 2025 Target Bonus (as a Percentage of Base Salary)
Laura Alber	200%
Jeff Howie	100%
Monica Bhargava	100%
David King	100%
Karalyn Yearout	100%

Our Bonus Performance Goal—EPS

The pool from which Company-wide bonuses are paid depends on our achievement of a target EPS goal established by the Compensation Committee. For fiscal 2025, the Compensation Committee set a target EPS goal of $8.72. Consistent with prior years, in determining if the target EPS goal has been met, the Compensation Committee adjusts the Company's diluted EPS to exclude or include (i) any extraordinary non-recurring or unusual items, (ii) the effect of any changes in accounting principles affecting the Company's or a business unit's reported results, as approved by the Chair of the Compensation Committee, and (iii) the effects of any out-of-period adjustment. For fiscal 2025, the only adjustment made to diluted EPS was to exclude the impact of the tariffs introduced in 2025, which were not included in the Company's fiscal 2025 budget, resulting in an actual adjusted EPS that exceeded the maximum EPS goal under the plan of $9.57. Based on the actual adjusted EPS, the Company achieved performance of an Annual Bonus Plan pool funding level of 157.9% of target pool funding. Additional design details and results are provided beginning on page 37.

Individual and Business Unit Bonus Objectives

Once the threshold performance goal of positive net cash flow is achieved, which establishes the maximum potential bonus payable to each NEO subject to the Compensation Committee's discretion to reduce such amount, and once the bonus pool has been funded based on actual adjusted EPS performance under the Annual Bonus Plan, individual performance is assessed in order to determine the payout of bonuses from the pool. The Compensation Committee believes that the achievement of individual objectives is critical to the overall success of the Company and, as such, bonuses are paid, in part, to reflect individual achievement. For example, if an executive fails to fully meet some or all individual objectives, the executive's bonus may be significantly reduced or even eliminated. Conversely, if the objectives are overachieved, awards may exceed the Annual Bonus Plan's pool funding level percentage and may be subject to less or no reduction from the maximum amount payable to the executive, based on our achievement of the threshold positive net cash flow goal described above.

The Compensation Committee decides the bonus amount, if any, for the Chief Executive Officer in an executive session in which the Chief Executive Officer is not present. In February and March 2026, the Compensation Committee reviewed the fiscal 2025 performance of each NEO, and considered the recommendations of the Chief Executive Officer for each of the NEOs other than herself. For fiscal 2025, the Compensation Committee approved the bonus payments in the table below under the Annual Bonus Plan for each participating NEO.

Named Executive Officer	Fiscal 2025 Bonus Amount	Fiscal 2025 Bonus (as a Percentage of Target)
Laura Alber	$12,500,000	391%
Jeff Howie	$ 3,350,000	353%
Monica Bhargava	$ 630,000	70%
David King	$ 1,950,000	277%
Karalyn Yearout	$ 2,200,000	314%

When determining bonus payments for each participating NEO, the Compensation Committee took into consideration:

- Achievement of established financial and operating objectives for the Company and each business unit; and

- A qualitative assessment of each NEO's leadership accomplishments in the fiscal year (noting that accomplishments that increase stockholder return or that significantly impact future stockholder return are significant factors in the assessment of individual performance) as outlined in the "Key Accomplishments" table below.

Named Executive	Key Accomplishments
Laura Alber	Ms. Alber has served as our Chief Executive Officer since 2010, our President since 2006 and as a member of our Board since 2010. Her leadership has been critical to our strong financial performance, especially with the uncertain and unpredictable macroeconomic environment that we have experienced in the past few years. In fiscal 2025, we delivered comparable brand revenue growth of 3.5%, operating income of $1.42 billion, an operating margin of 18.1% and record diluted EPS of $8.84, beating internal and external expectations on both revenues and operating margin. Under Ms. Alber's leadership, the Company successfully delivered on its three key priorities for fiscal 2025—Returning to Growth, Elevating World-Class Customer Service, and Driving Earnings. She also was instrumental in returning $5 billion to our stockholders over the last five years through dividends and the Company's stock repurchase program. Ms. Alber's strategy has led to the Company's successful acquisition of Rejuvenation and Dormify and launch of Mark and Graham and GreenRow, demonstrating the Company's ability to grow and develop brands. Further, during Ms. Alber's tenure, the Company reached Fortune 500 status, joined the S&P 500 Index, and grew market capitalization from $3 billion, when she became CEO, to over $24 billion at the end of fiscal 2025.
Jeff Howie	Mr. Howie has served as our Chief Financial Officer since 2022. Since assuming this role, he has played a critical part in the Company's consistently strong earnings and disciplined capital allocation. In fiscal 2025, Mr. Howie helped deliver strong EPS and operating margin results, both of which exceeded external estimates. He also oversaw the Company's capital allocation strategy, which generated a ROIC of 42.3%[1], and an Adjusted ROIC of 51.6%[1], both significantly above our peer group average. During his tenure as Chief Financial Officer, the Company has delivered total shareholder returns of 197.1%, significantly outperforming the S&P 500 total shareholder return of 81.9%. In addition to his financial leadership, Mr. Howie has operational oversight of Real Estate and Store Development, where he has been instrumental in advancing our retail optimization initiative, including closing underperforming stores, relocating stores from aging indoor malls to high-traffic lifestyle centers, and opening new stores in strategically attractive locations. These actions have improved the profitability of our retail fleet and contributed to the 6.4% comparable growth in our retail channel in fiscal 2025. Additionally, Mr. Howie heads our Business-to-Business department, which has proven to be a driver of the Company's strong performance in recent years, and saw 10% growth in fiscal 2025.
Monica Bhargava . . .	Ms. Bhargava has served as the President of Pottery Barn since 2023. In this role, she is responsible for the merchandising, product development, inventory management, marketing, creative services, visual merchandising, brand finance and operations for the Pottery Barn brand. She has been with the Company since 2000 and, during her tenure, has played a key role in driving market share growth and strengthening the brand's reputation as a leading source of design inspiration. In fiscal 2025, Ms. Bhargava's leadership contributed to returning the brand to growth. She also led Pottery Barn's focus on successful collaborations and enhancing the in-store customer experience.
David King	Mr. King has served as our General Counsel since 2011. In this role, he is responsible for overseeing corporate governance, litigation, intellectual property, employment, regulatory, marketing, contract, risk, business continuity, and asset protection matters. He also manages the legal components of our global, strategic, and business development initiatives. In fiscal 2025, he oversaw the Company's successful acquisition of Dormify's intellectual property, led meetings with key investor governance teams, and supervised all public filings. Under Mr. King's leadership, the legal department has proactively protected the Company's intellectual property and effectively managed both offensive and defensive commercial litigation.

Named Executive	Key Accomplishments
Karalyn Yearout	Ms. Yearout has served as our Chief Talent Officer since 2019 and brings over 25 years of experience driving business transformation through talent and organizational strategy, including at other leading retailers. In this role, she leads organizational design, talent acquisition, employer brand and engagement, culture, and total rewards, and also oversees corporate facilities and security. Ms. Yearout partners closely with the Board on senior executive succession planning and aligning rewards with our pay for performance philosophy. In fiscal 2025, she delivered historically low turnover and strong engagement, strengthened the leadership pipeline, and advanced a high-performing, efficient organization—resulting in increased internal mobility and a well-developed internal talent bench.

[1] See Appendix A for the calculation of ROIC and Adjusted ROIC.

Long-Term Incentives

The Compensation Committee believes that long-term equity compensation awards encourage our executives to work toward the Company's long-term business and strategic objectives and to maximize long-term stockholder returns. In addition, the Compensation Committee believes that equity awards incentivize executives to remain with the Company. In determining the long-term incentive awards for fiscal 2025, the Compensation Committee considered the experience and individual performance of the executive team, the unvested value of equity awards remaining in fiscal 2025 and relevant market data.

In fiscal 2025, equity was granted to our NEOs in the form of PSUs and RSUs. PSUs were granted with variable payout based on achievement of predetermined three-year performance goals. The Compensation Committee believes that granting equity in the form of PSUs and RSUs drives strong performance, aligns each executive's interests with those of stockholders and provides an important and powerful retention tool.

For 2025, we increased our CEO's mix of PSUs to 63%, up from 56%.

Component	Weighting (CEO/NEOs)	Time Frame (Vesting)	Purpose	Fiscal 2025 Performance Linkage
Performance-Based RSUs (PSUs)	63%/50%	3-year performance targets and cliff vesting	• Motivate achievement of the key indicators of Company success that best drive stockholder value • Reward for attainment of long-term performance and stockholder value creation • Attract and retain NEOs long-term • Provide opportunity to build ownership in the Company	• Weighted across scorecard of relevant financial metrics that are aligned with stockholder interests: ○ Revenue Growth (3-year CAGR) (weighted 20%) ○ EPS (3-year CAGR) (weighted 20%) ○ Operating Cash Flow (3-year average) (weighted 30%) ○ Adjusted ROIC (3-year average) (weighted 30%) • Emphasis on stock price performance
Time-Based RSUs	37%/50%	4-year pro-rated vesting	• Attract and retain NEOs long-term • Provide opportunity to build ownership in the Company • Align interests with stockholders	• Emphasis on stock price performance

PSUs earned are variable based on actual performance (subject to certain pre-established adjustments) relative to target, as follows:

Level	% of Target PSUs
Below Threshold	0%
Threshold	50%
Target	100%
Above Target	200%
Maximum (and above)	300%

The Compensation Committee established the three-year performance goals for the PSUs by reference to historical Company performance, our fiscal 2025 budget and our three-year earnings growth plan, which were presented to and reviewed by our Board. The PSU performance period will run from fiscal 2025 through fiscal 2027. We do not disclose the specific goals utilized until the completion of the performance period due to confidentiality and competitive concerns. We believe that the goals were set at challenging levels and are fully aligned with the rigorous expectations and long-term interests of our stockholders.

The Compensation Committee considered the recommendations of the Chief Executive Officer in determining the type and number of equity awards granted to each NEO (other than her own), which were based on:

- The executive's performance and contribution to the profitability of the Company;

- The type and number of awards previously granted to each executive;

- The executive's outstanding equity awards;

- The vesting schedule of the executive's outstanding equity awards;

- The optimal mix between performance and time-based long-term incentive awards and other types of compensation, such as base salary and bonus;

- The relative value of awards offered by peer companies and other select references to executives in comparable positions; and

- Additional factors, including increased responsibilities, succession planning and retention strategy.

The Compensation Committee believes that each factor influences the number of shares appropriate for each individual and that no one factor is determinative.

In determining the long-term incentive grant for the Chief Executive Officer, the Compensation Committee considered several factors, including the Company's performance, the assessment by the Compensation Committee of the Chief Executive Officer's performance, peer market data, and other select references, such as the S&P 500.

Annual RSU and PSU equity grants approved by the Compensation Committee in March 2025, with an effective grant date of April 4, 2025, were as follows:

Named Executive Officer	Target Equity Value[1]	Number of RSUs	Number of PSUs (at Target)
Laura Alber	$19,000,000	50,410	86,417
Jeff Howie	$ 3,500,000	12,602	12,602
Monica Bhargava	$ 3,000,000	10,802	10,802
David King	$ 1,500,000	5,401	5,401
Karalyn Yearout	$ 1,500,000	5,401	5,401

[1] Please see "Grants of Plan-Based Award Table" on page 56 for accounting values.

PSUs Granted in Fiscal 2023

In fiscal 2023, the Compensation Committee granted PSUs to Laura Alber, Jeff Howie, Monica Bhargava, David King and Karalyn Yearout. The PSU grants made in 2023 were subject to achievement of three-year performance across four relevant financial metrics: Revenue (3-year CAGR, 20% weighting), EPS (3-year CAGR, 20% weighting), Operating Cash Flow (3-year average, 30% weighting), and Adjusted ROIC (3-year average, 30% weighting). These performance metrics covered fiscal 2023 through fiscal 2025, were established in March 2023 and were subject to certain pre-established adjustments. In March 2026, the Compensation Committee determined that actual performance resulted in the vesting of 232% of the target number of PSUs.

PSU Metric	Metric Weight (%)	Goal (at Target)	Actual	Payout (% of Target)
Revenue Growth (3-Year CAGR)	20	3%	(3.5)%	0%
EPS (3-Year CAGR)	20	0%	8.8%	259%
Operating Cash Flow (3-Year Avg.)	30	$750M	$1,471M	300%
Adjusted ROIC (3-Year Avg.)[1]	30	30.0%	53.0%	300%
			TOTAL	232%

_____

[1] Excludes the impact of an out-of-period freight adjustment recorded in fiscal year 2024 (see Appendix A for a discussion of this adjustment).

Each NEO's earned PSUs are set forth in the table below.

Named Executive Officer	Number of PSUs (at Target)	Number of PSUs Earned
Laura Alber	134,362	311,719
Jeff Howie	23,512	54,547
Monica Bhargava	21,250	49,299
David King	10,076	23,376
Karalyn Yearout	6,298	14,611

Benefits Provided to Named Executive Officers

Subject to limited exceptions, the benefits provided to our NEOs are generally available to our full-time associates.

A limited number of Company executives, including our NEOs, are eligible for reimbursement of financial consulting and wellness services up to $12,000 annually. The Compensation Committee believes that providing this assistance is prudent given the complexity of executive compensation and financial arrangements and helps our executives maximize the compensation they are paid. The Company maintains an Executive Deferred Compensation Plan available to all U.S.-based employees at the Vice President level and above, which allows participants individual retirement savings on a tax- and cost-effective basis. The Company does not provide matching contributions under this plan and does not maintain any supplemental executive retirement plans. Additionally, employees at the Director level and above can participate in supplemental life insurance plans that offer enhanced benefits. The Compensation Committee believes these benefits are reasonable and support the Company's ability to attract, retain and motivate executive leadership.

Certain of our long-tenured employees, which includes a subset of our NEOs, receive benefits under a car allowance program that we no longer offer to new employees.

Beginning in fiscal 2023, to address security considerations and support efficient travel for Ms. Alber, the Compensation Committee approved Ms. Alber's personal use of the Company's corporate aircraft at our expense. The Compensation Committee's approval requires that the unreimbursed incremental costs of such usage do not exceed a pre-determined limit per fiscal year. This limit was set at $100,000 in March 2023 starting for fiscal 2023 and was increased to $220,000 in September 2025 for fiscal 2025 and future years.

The Compensation Committee believes the current reimbursement limit is within competitive standards of other S&P 500 companies. Incremental cost is calculated based on the variable costs to the Company, including fuel costs, mileage, certain maintenance costs, on-board catering and certain other miscellaneous costs. In March 2025, following a security assessment conducted by an external corporate security company, the Compensation Committee approved (i) installation of additional security measures at Ms. Alber's residence, up to $15,000 in incremental cost and (ii) up to $75,000 annually for security at Company events, functions and related travel for Ms. Alber and certain NEOs.

The value of the benefits offered to each of the NEOs is detailed in the "Other Annual Compensation" from Summary Compensation Table on page 55.

Roles in Determining Executive Compensation

Role of Compensation Committee

Each year, the Compensation Committee determines appropriate business targets for the fiscal year and evaluates executives' performance against those targets. As the Compensation Committee structures the executive compensation program, it considers the accounting and tax implications of each compensation element, as well as stockholder dilution from any equity awards. The Compensation Committee updates the Board regarding compensation decisions for executives and for the Chief Executive Officer, except for adjustments to the Chief Executive Officer's base salary, which are determined by the independent members of the Board. The Compensation Committee's role is further detailed in the Compensation Committee Charter, which is available on our website at ir.williams-sonomainc.com/governance.

In making pay decisions, the Compensation Committee reviews each executive's past and current compensation and analyzes:

- Each NEO's achievement of established financial and operating objectives for that executive's area of responsibility;

- The compensation opportunity for each NEO relative to the compensation opportunity disclosed by companies in our peer group and other select references for the officer's corresponding position, for each compensation element;

- Internal positioning among the NEOs; and

- Whether value and vesting terms of outstanding long-term incentive awards are sufficient to provide an appropriate balance of short and long-term incentives, drive sustained performance, and provide potential for appropriate reward.

Role of Our Chief Executive Officer and Management

The Chief Executive Officer is present at Compensation Committee meetings (except when her own compensation is being discussed) and makes recommendations regarding the compensation program in general and each executive's compensation specifically. Her recommendations are made in the context of peer group and other select references and are based on a quantitative analysis and comparison of each executive's performance against fiscal year business and strategic objectives and her qualitative evaluation of each executive's contributions to the Company's long-term objectives. Further, she provides input on each executive's respective responsibilities and growth potential, as well as each's equity position and potential compensation payouts. Other members of management are also present at portions of Compensation Committee meetings to provide background information, as necessary.

Role of Independent Compensation Committee Consultant

For fiscal 2025, Pay Governance LLC was the independent executive compensation consultant for the Compensation Committee. Pay Governance LLC provides services only as directed by the Compensation Committee and has no other relationship with the Company. The Compensation Committee has reviewed its relationship with Pay Governance LLC and has identified no conflicts of interest.

In fiscal 2025, Pay Governance LLC attended Compensation Committee meetings and provided periodic updates on relevant compensation trends and developments. In addition, Pay Governance LLC provided advice and analysis on topics such as Chief Executive Officer and Executive Officer compensation, Say on Pay, stockholder outreach, risk assessment of the executive compensation program, disclosure, equity utilization and non-employee Director compensation.

Role of Market Data

The Compensation Committee, the Chief Executive Officer and management believe that knowledge of general market practices, such as those of the S&P 500, and the specific compensation practices of our peer group, listed on page 40, are important in assessing the design and competitiveness of our compensation package. When market data is reviewed, it is considered as a reference point, rather than a fixed policy, for compensation positioning and decision-making. We do not set compensation to meet specific benchmarks or percentiles. When target total direct compensation was set at the beginning of fiscal 2025, the Compensation Committee confirmed the resulting competitive positioning was appropriate for each executive given their individual experience, complexity of role, business unit performance and the Company's consistently strong operating and financial performance.

Additional Information

Executive Stock Ownership Guidelines

The Compensation Committee has established stock ownership guidelines for our NEOs. Executive stock ownership supports the Company's primary objective of creating long-term value for stockholders by aligning the executives' interests directly with those of the Company's stockholders. Each NEO is expected to maintain this minimum ownership while employed with us. The current guidelines for stock ownership are:

Position	Ownership Guideline
President and Chief Executive Officer	5x Base Salary
Other Named Executive Officers	2x Base Salary

The following equity holdings count toward the stock ownership guidelines: shares directly owned by the executive or the executive's immediate family members; shares held in trust or any similar entity benefiting the executive or the executive's immediate family; and shares owned through the Williams-Sonoma, Inc. Stock Fund under our 401(k) Plan. Unexercised stock appreciation rights, vested but unexercised stock options, performance shares with incomplete performance periods, and unvested RSUs or other full-value awards do not count towards the stock ownership guidelines listed above. We do not currently grant stock appreciation rights or stock options to our NEOs.

Executives covered under the ownership guidelines are required to retain at least 50% of the net after-tax shares received as a result of the release of RSUs until the applicable ownership guideline has been achieved. As of April 21, 2026, all our NEOs meet or exceed the stock ownership guidelines or comply with the stock retention requirements for vested RSUs that are designed to bring the executive up to the applicable ownership level. Ms. Alber's personal wealth is tied to Company performance, and as of April 21, 2026, she held stock worth over 125x her base salary, well above the 5x guideline.

Double-Trigger Change of Control Provisions

Each of our NEOs is entitled to double-trigger change of control benefits under our 2012 EVP Level Management Retention Plan, other than our Chief Executive Officer, who is entitled to such benefits under an individual arrangement. None of our NEOs are provided with any type of "golden parachute" excise tax gross-up. We believe that our change of control arrangements are competitive compensation practices and meet the Company's objectives of:

- Enhancing our ability to retain these key executives as such arrangements are an important component of competitive compensation programs;

- Ensuring that our executives remain objective and fully dedicated to the Company's business and strategic objectives at a critical time;

- Facilitating a smooth transition should a change in control occur;

- Avoiding windfalls, which could occur if payments are made automatically as a result of the transaction; and

- Mitigating any potential employer liability and avoiding future disputes or litigation by requiring a departing executive to sign a release agreement acceptable to us as a condition to receiving such payments and benefits.

The Compensation Committee has considered the total potential cost of the change of control arrangements provided to our NEOs and has determined that such cost is reasonable and reflects the importance of the objectives described above.

Please see the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Management Retention Agreement" and the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Management Retention Plan," beginning on page 60, for more information.

Severance Protection for the Chief Executive Officer

As previously disclosed, we have entered into a severance arrangement with Ms. Alber providing for certain severance benefits in the event of the termination of her employment without cause or if she resigns for good reason, in each case, outside of the change in control context. Such severance benefits are conditioned, among other things, on her execution of a release agreement. The Compensation Committee implemented this arrangement to ensure that she remains focused on the Company's business and strategic objectives rather than potential personal economic exposure and given that Ms. Alber's departure in such circumstances is due, at least in part, to circumstances not within her control. The Compensation Committee has considered the total potential cost of her severance benefits and determined them to be reasonable.

Please see the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Amended and Restated Employment Agreement with Laura Alber," beginning on page 61, for more information.

RSU and PSU Vesting Provisions Upon Death, Disability or Retirement

Additionally, consistent with the practice of many of our peers and to encourage our employees to remain employed with the Company through the date of the applicable vesting event, grants of RSUs, including the PSUs granted to our NEOs, provide for pro-rata vesting upon death or disability, and upon retirement, full vesting in the case of time-based RSUs and pro-rata vesting in the case of PSUs. Retirement is defined as leaving the Company at age 70 or later, with a minimum of 15 years of service. PSUs granted to our NEOs vest on a pro-rata basis subject to the achievement of the applicable performance goals in the event of death, disability or retirement. Currently, none of our NEOs are retirement eligible.

Please see the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Amended and Restated Employment Agreement with Laura Alber," beginning on page 61, for more information.

Clawback Policy Following Financial Restatement

The SEC and the NYSE adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers.

In accordance with these final rules, in September 2023, the Board approved a Compensation Recovery Policy, which provides for recoupment of certain incentive compensation paid to current and former executive officers of the Company in the event of an accounting restatement of the Company's financial statements.

Prohibition of Insider Trading, Hedging and Pledging Company Stock

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we maintain a written Insider Trading Policy which we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. Our Insider Trading Policy expressly bars hedging, derivative or any other speculative transactions involving the Company's stock by all officers, employees and members of the Board, and any consultants, advisors and contractors to the Company and its subsidiaries that the Company designates, as well as members of the immediate families and households of these persons. Such prohibited transactions include hedging or derivative transactions, such as "cashless" collars, forward contracts, equity swaps or other similar or related transactions, or any short sale, "sale against the box," or any equivalent transaction involving the Company's stock or the stock of certain business partners. We also prohibit such persons from pledging Company stock to secure a loan, or from purchasing company stock on margin. In addition, we prohibit such persons from purchasing or selling our securities while in possession of material, non-public information, or otherwise using such information for their personal benefit and maintain a quarterly black-out window where applicable individuals may not trade.

Our executive officers and members of our Board are permitted to enter into trading plans that are intended to comply with the requirements of Exchange Act Rule 10b5-1 so they may make predetermined trades of our stock. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended February 1, 2026.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

Beginning in 2012, the Compensation Committee ceased granting stock options or similar awards as part of our compensation program. As such, we do not grant stock options or similar awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement, or time the public release of such information based on stock option grant dates. In addition, we do not grant stock options or similar awards during periods in which there is material nonpublic information about our company, including (i) during "blackout" periods or outside a "trading window" established in connection with the public release of earnings information under our insider trading policy, or (ii) at any time during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information. These restrictions do not apply to RSUs or other types of equity awards that do not include an exercise price related to the market price of our common stock on the date of grant.

Our executive officers would not be permitted to choose the grant date for any stock option grants. During fiscal year 2025, we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. During fiscal 2025, none of our NEOs were awarded stock options.

Internal Revenue Code Section 162(m)

While Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Compensation Committee retains the discretion to award and pay compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion with management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for fiscal 2025.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Scott Dahnke, Chair
William Ready
Frits van Paasschen

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*   This report shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

This table sets forth certain annual and long-term compensation earned by or granted to our Named Executive Officers. For more information on the realized pay of our Named Executive Officers, please see "Overview of Chief Executive Officer Compensation for Fiscal 2025" on page 40, "Components of Our Compensation Program, 2025 Decisions and the Decision-Making Process," beginning on page 41, and "PSUs Granted in Fiscal 2023" on page 48.

Name and Principal Position	Fiscal Year	Salary[1]	Bonus	Stock Awards[2][3]	Option Awards	Non-Equity Incentive Plan Compensation[4]	All Other Compensation[5][6]	Total
Laura Alber	2025	$1,600,000	—	$18,999,797	—	$12,500,000	$197,625	$33,297,422
Director, President, and Chief Executive Officer	2024	$1,600,000	—	$15,999,690	—	$10,000,000	$ 92,684	$27,692,374
	2023	$1,600,000	—	$13,999,878	—	$ 8,000,000	$ 96,662	$23,696,540
Jeff Howie	2025	$ 950,000	—	$ 3,499,827	—	$ 3,350,000	$ 31,267	$ 7,831,094
Executive Vice President, Chief Financial Officer	2024	$ 942,308	—	$ 3,499,541	—	$ 3,200,000	$ 25,356	$ 7,667,205
	2023	$ 900,000	—	$ 3,499,880	—	$ 2,500,000	$ 20,730	$ 6,920,610
Monica Bhargava	2025	$ 892,308	—	$ 2,999,931	—	$ 630,000	$ 25,451	$ 4,547,690
President, Pottery Barn Brand	2024	$ 850,000	—	$ 2,999,785	—	$ 1,800,000	$ 25,364	$ 5,675,149
David King	2025	$ 705,000	—	$ 1,499,966	—	$ 1,950,000	$ 23,931	$ 4,178,897
Executive Vice President, General Counsel	2024	$ 700,385	—	$ 1,499,893	—	$ 1,800,000	$ 23,831	$ 4,024,109
	2023	$ 675,000	—	$ 1,499,813	—	$ 1,400,000	$ 21,408	$ 3,596,221
Karalyn Yearout	2025	$ 696,154	—	$ 1,499,966	—	$ 2,200,000	$ 16,856	$ 4,412,976
Executive Vice President, Chief Talent Officer	2024	$ 671,154	—	$ 1,499,893	—	$ 1,800,000	$ 15,178	$ 3,986,225
	2023	$ 650,000	—	$ 1,249,983	—	$ 1,400,000	$ 12,150	$ 3,312,133

[1] Variances in the salary column versus annual base salary rate are a result of the timing of paychecks issued in a given fiscal year.

[2] Represents the grant date fair value of PSU and RSU awards granted in fiscal 2025, fiscal 2024 and fiscal 2023, as calculated in accordance with FASB ASC Topic 718 by multiplying the closing price of our stock on the trading day prior to the grant date of the awards (as determined in accordance with FASB ASC Topic 718) by the number of units granted. The number of PSUs and RSU awards granted is determined by dividing the total monetary value of each award by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share.

[3] The amounts in the stock awards column include the fair market value of PSU awards assuming probable achievement of the performance goal at target levels resulting in the following fair market values for the PSU awards: Ms. Alber—$11,999,865 (fiscal 2025), $8,999,982 (fiscal 2024) and $7,999,913 (fiscal 2023); Mr. Howie—$1,749,914 (fiscal 2025), $1,749,770 (fiscal 2024) and $1,399,904 (fiscal 2023); Ms. Bhargava—$1,499,966 (fiscal 2025) and $1,499,893 (fiscal 2024); Mr. King—$749,983 (fiscal 2025), $749,946 (fiscal 2024) and $599,925 (fiscal 2023); and Ms. Yearout—$749,983 (fiscal 2025), $749,946 (fiscal 2024) and $374,983 (fiscal 2023). Assuming maximum achievement of the performance goal, the fair market value of those PSUs would be: Ms. Alber—$35,999,594 (fiscal 2025), $26,999,947 (fiscal 2024) and $23,999,740 (fiscal 2023); Mr. Howie—$5,249,741 (fiscal 2025), $5,249,311 (fiscal 2024) and $4,199,713 (fiscal 2023); Ms. Bhargava—$4,499,897 (fiscal 2025) and $4,499,678 (fiscal 2024); Mr. King—$2,249,949 (fiscal 2025), $2,249,839 (fiscal 2024) and $1,799,775 (fiscal 2023); and Ms. Yearout—$2,249,949 (fiscal 2025), $2,249,839 (fiscal 2024) and $1,124,949 (fiscal 2023).

[4] Represents amounts earned under the Company's 2021 Incentive Bonus Plan for fiscal 2025, fiscal 2024 and fiscal 2023.

[5] Details are provided in the "Other Annual Compensation from Summary Compensation Table" below.

[6] Excludes dividend equivalent payments, which were previously factored into the grant date fair value of disclosed equity awards.

Other Annual Compensation from Summary Compensation Table

This table sets forth the compensation and benefits included under "All Other Compensation" in the Summary Compensation Table above.

	Fiscal Year	Life Insurance Premiums[1]	Matching Contribution to the 401(k) Plan[2]	Car Allowance	Executive Financial Services	Executive Security Services	Personal Aircraft Usage[3]	Total
Laura Alber	2025	$10,063	$10,500	$6,000	$12,000	$10,733	$148,329	$197,625[3]
	2024	$10,063	$10,350	$6,000	$12,000	—	$ 54,271	$ 92,684[3]
	2023	$ 8,262	$ 9,900	$6,000	$12,000	—	$ 60,500	$ 96,662[3]
Jeff Howie	2025	$ 9,547	$10,500	$6,000	$ 5,220	—	—	$ 31,267
	2024	$ 9,006	$10,350	$6,000	—	—	—	$ 25,356
	2023	$ 4,830	$ 9,900	$6,000	—	—	—	$ 20,730
Monica Bhargava	2025	$ 8,951	$10,500	$6,000	—	—	—	$ 25,451
	2024	$ 8,514	$10,350	$6,500	—	—	—	$ 25,364
David King	2025	$ 7,017	$10,500	$6,000	$ 414	—	—	$ 23,931
	2024	$ 6,981	$10,350	$6,500	—	—	—	$ 23,831
	2023	$ 5,508	$ 9,900	$6,000	—	—	—	$ 21,408
Karalyn Yearout	2025	$ 3,609	$10,500	—	$ 2,747	—	—	$ 16,856
	2024	$ 2,329	$10,350	—	$ 2,499	—	—	$ 15,178
	2023	$ 2,250	$ 9,900	—	—	—	—	$ 12,150

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[1] Premiums paid by us for term life insurance in excess of $50,000 for each fiscal year.

[2] Represents company matching contributions under our 401(k) plan. Similar to our other full-time employees, Named Executive Officers are eligible to participate in our 401(k) plan and received matching contributions from the Company of up to $10,500 during calendar year 2025, $10,350 during calendar year 2024 and $9,900 during calendar year 2023.

[3] In fiscal 2025, 2024 and 2023, Ms. Alber was permitted to use our corporate aircraft for personal purposes at the Company's expense, to the extent that the unreimbursed incremental costs of such usage did not exceed $220,000 per fiscal year for fiscal 2025 and $100,000 per fiscal year for 2024 and 2023. Amount represents such costs to the Company for personal flights taken by Ms. Alber. Incremental cost is calculated based on the variable costs to the Company, including fuel costs, mileage, certain maintenance costs, on-board catering, landing/ramp fees and certain other miscellaneous costs.

Proxy

Grants of Plan-Based Awards

This table sets forth certain information regarding all grants of plan-based awards made to the Named Executive Officers during fiscal 2025.

	Grant Date[1]	Compensation Committee Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[4]
			Threshold	Target[2][3]	Maximum[3]	Threshold (#)	Target (#)	Maximum (#)		
Laura Alber			—	$3,200,000	$12,500,000	—	—	—	—	—
	4/4/2025	3/3/2025[5]	—	—	—	—	—	—	50,410	$ 6,999,933
	4/4/2025	3/3/2025[6]	—	—	—	43,208	86,417	259,251	—	$11,999,865
Jeff Howie			—	$ 950,000	$10,000,000	—	—	—	—	—
	4/4/2025	3/3/2025[5]	—	—	—	—	—	—	12,602	$ 1,749,914
	4/4/2025	3/3/2025[6]	—	—	—	6,301	12,602	37,806	—	$ 1,749,914
Monica Bhargava . .			—	$ 900,000	$10,000,000	—	—	—	—	—
	4/4/2025	3/3/2025[5]	—	—	—	—	—	—	10,802	$ 1,499,966
	4/4/2025	3/3/2025[6]	—	—	—	5,401	10,802	32,406	—	$ 1,499,966
David King			$ 705,000	$10,000,000	—	—	—	—	—	—
	4/4/2025	3/3/2025[5]	—	—	—	—	—	—	5,401	$ 749,983
	4/4/2025	3/3/2025[6]	—	—	—	2,700	5,401	16,203	—	$ 749,983
Karalyn Yearout . . .			$ 700,000	$10,000,000	—	—	—	—	—	—
	4/4/2025	3/3/2025[5]	—	—	—	—	—	—	5,401	$ 749,983
	4/4/2025	3/3/2025[6]	—	—	—	2,700	5,401	16,203	—	$ 749,983

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[1] The approval date represents the date that the Compensation Committee approved the stock award. The grant date represents the grant date of the stock awards as determined in accordance with FASB ASC 718, which is the same date that the Compensation Committee determined that the stock award grants would become effective.

[2] Target potential payment for each eligible executive pursuant to our established incentive targets.

[3] As described in the section titled "Fiscal 2025 Incentive Payout Summary" in the Compensation Discussion and Analysis on page 37, the threshold performance goal for the Annual Bonus Plan was positive net cash flow provided by operating activities, as set forth in the Company's consolidated statements of cash flows, and the secondary performance goal was set as an EPS target of $8.72. As further described in the section titled "Components of our Compensation Program, 2025 Decisions and the Decision-Making Process—Annual Cash Bonus" in the Compensation Discussion and Analysis on page 42, the Annual Bonus Plan's threshold performance goal was achieved and the secondary performance goal was achieved at the maximum level.

[4] Represents the grant date fair value of awards granted in fiscal 2025, as calculated in accordance with FASB ASC Topic 718 by multiplying the closing price of our stock on the trading day prior to the grant date of the awards (as determined in accordance with FASB ASC Topic 718) by the number of units granted.

[5] Grants of RSUs. See the section titled "Components of our Compensation Program, 2025 Decisions and the Decision-Making Process—Long-Term Incentives" in the Compensation Discussion and Analysis beginning on page 46 and the footnotes to the "Outstanding Equity Awards at Fiscal Year-End" table beginning on page 57 for more information regarding these grants.

[6] Grants of PSUs. See the section titled "Components of our Compensation Program, 2025 Decisions and the Decision-Making Process—Long-Term Incentives" in the Compensation Discussion and Analysis beginning on page 46 and the footnotes to the "Outstanding Equity Awards at Fiscal Year-End" table beginning on page 57 for more information regarding these grants.

Outstanding Equity Awards at Fiscal Year-End

The following tables set forth information regarding equity awards held by our Named Executive Officers on February 1, 2026.

Name	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested[1][4]
Laura Alber	50,410[2]	$10,316,407	—	—
	—	—	259,251[3]	$53,055,717
	33,532[4]	$ 6,862,324	—	—
	—	—	172,452[5]	$35,292,302
	50,386[6]	$10,311,495	—	—
	311,719[7]	$63,793,293	—	—
	18,274[8]	$ 3,739,774	—	—
Jeff Howie	12,602[2]	$ 2,578,999	—	—
	—	—	37,806[3]	$ 7,736,998
	8,382[4]	$ 1,715,376	—	—
	—	—	33,528[5]	$ 6,861,505
	17,636[6]	$ 3,609,207	—	—
	54,547[7]	$11,163,044	—	—
	6,984[9]	$ 1,429,276	—	—
	6,396[8]	$ 1,308,941	—	—
Monica Bhargava . . .	10,802[2]	$ 2,210,629	—	—
	—	—	32,406[3]	$ 6,631,888
	7,186[4]	$ 1,470,615	—	—
	—	—	28,740[5]	$ 5,881,641
	6,492[10]	$ 1,328,588	—	—
	20,077[11]	$ 4,108,758	—	—
	14,696[6]	$ 3,007,536	—	—
	29,222[7]	$ 5,980,282	—	—
	8,300[12]	$ 1,698,595	—	—
	2,132[8]	$ 436,314	—	—
David King	5,401[2]	$ 1,105,315	—	—
	—	—	16,203[3]	$ 3,315,944
	3,594[4]	$ 735,512	—	—
	—	—	14,370[5]	$ 2,940,821
	7,558[6]	$ 1,546,745	—	—
	23,376[7]	$ 4,783,898	—	—
	4,264[8]	$ 872,628	—	—
Karalyn Yearout	5,401[2]	$ 1,105,315	—	—
	—	—	16,203[3]	$ 3,315,944
	3,594[4]	$ 735,512	—	—
	—	—	14,370[5]	$ 2,940,821
	7,348[6]	$ 1,503,768	—	—
	14,611[7]	$ 2,990,141	—	—
	2,666[8]	$ 545,597	—	—

(1) Based on a stock price of $204.65, the closing price of our common stock on January 30, 2026, the last business day of fiscal 2025.

(2) Represents RSUs granted on April 4, 2025. The RSUs vest as follows: (i) 25% of the units vest on April 4, 2026; (ii) 25% of the units vest on April 4, 2027; (iii) 25% of the units vest on April 4, 2028; and (iv) 25% of the units vest on April 4, 2029, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(3) Represents PSU granted on April 4, 2025. The grant date for these purposes is the date that the Compensation Committee approved the grant of the PSUs. The PSU vest on April 4, 2028, subject to continued service and achievement of performance criteria. As required under the SEC rules, the shares above reflect a hypothetical maximum payout of 300% based on performance trending through the end of fiscal 2025. Actual amounts paid may be lower and will not be determined until the completion of the performance period. This award has a potential payout range of 0% for below threshold performance to 300% for maximum performance depending on the extent to which the performance criteria are achieved. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(4) Represents RSUs granted on March 22, 2024. The RSUs vest as follows: (i) 25% of the units vested on March 22, 2025; (ii) 25% of the units vest on March 22, 2026; (iii) 25% of the units vest on March 22, 2027; and (iv) 25% of the units vest on March 22, 2028, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(5) Represents PSUs granted on March 22, 2024. The grant date for these purposes is the date that the Compensation Committee approved the grant of the PSUs. The PSUs vest on March 22, 2027, subject to continued service and achievement of performance criteria. As required under the SEC rules, the shares above reflect a hypothetical maximum payout of 300% based on performance trending through the end of fiscal 2024. Actual amounts paid may be lower and will not be determined until the completion of the performance period. This award has a potential payout range of 0% for below threshold performance to 300% for maximum performance depending on the extent to which the performance criteria are achieved. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(6) Represents RSUs granted on March 21, 2023. The RSUs vest as follows: (i) 25% of the units vested on March 21, 2024; (ii) 25% of the units vested on March 21, 2025; (iii) 25% of the units vest on March 21, 2026; and (iv) 25% of the units vest on March 21, 2027, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(7) Represents PSUs granted on March 21, 2023. The grant date for these purposes is the date that the Compensation Committee approved the grant of the PSUs. The PSUs vest on March 21, 2026, subject to continued service. The shares above reflect a payout of 232% based on actual achievement of the performance criteria. See the section entitled "Components of Our Compensation Program, 2025 Decisions and the Decision-Making Process—PSUs Granted in Fiscal 2023" in the Compensation Discussion and Analysis beginning on page 48 for more information regarding the achievement of the performance criteria. In addition, upon vesting, the executive will receive a cash payment equal to dividends declared between the grant date and the vesting date.

(8) Represents RSUs granted on March 21, 2022. The RSUs vest as follows: (i) 25% of the units vested on March 21, 2023; (ii) 25% of the units vested on March 21, 2024; (iii) 25% of the units vested on March 21, 2025; and (iv) 25% of the units vest on March 21, 2026, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(9) Represents RSUs granted on September 12, 2022. The RSUs vest as follows: (i) 25% of the units vested on September 12, 2023; (ii) 25% of the units vested on September 12, 2024; (iii) 25% of the units vested on September 12, 2025; and (iv) 25% of the units vest on September 12, 2026, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(10) Represents RSUs granted on August 1, 2023. The RSUs vest as follows: (i) 25% of the units vested on August 1, 2024; (ii) 25% of the units vested on August 1, 2025; (iii) 25% of the units vest on August 1, 2026; and (iv) 25% of the units vest on August 1, 2027, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(11) Represents PSUs granted on August 1, 2023. The grant date for these purposes is the date that the Compensation Committee approved the grant of the PSUs. The PSUs vest on March 21, 2026, subject to continued service. The shares above reflect a payout of 232% based on actual achievement of the performance criteria. See the section entitled "Components of Our Compensation Program, 2025 Decisions and the Decision-Making Process—PSUs Granted in Fiscal 2023" in the Compensation Discussion and Analysis beginning on page 48 for more information regarding the achievement of the performance criteria. In addition, upon vesting, the executive will receive a cash payment equal to dividends declared between the grant date and the vesting date.

(12) Represents RSUs granted on January 25, 2023. The RSUs vest as follows: (i) 25% of the units vested on January 25, 2024; (ii) 25% of the units vested on January 25, 2025; (iii) 25% of the units vest on January 25, 2026; and (iv) 25% of the units vest on January 25, 2027, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting of RSUs held by our Named Executive Officers during fiscal 2025.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1]
Laura Alber	226,239	$36,969,329
Jeff Howie	92,579	$15,594,622
Monica Bhargava	32,749	$ 5,767,508
David King	28,713	$ 4,655,730
Karalyn Yearout	19,200	$ 3,126,193

[1] The value realized upon vesting is calculated as the closing price of our stock on the trading day prior to the vesting date multiplied by the number of units vested.

Pension Benefits

None of our Named Executive Officers received any pension benefits during fiscal 2025.

Nonqualified Deferred Compensation

The following table reflects amounts deferred under the Executive Deferred Compensation Plan by our Named Executive Officers.

Name	Executive Contributions in Fiscal 2025[1]	Registrant Contributions in Fiscal 2025	Aggregate Earnings (Loss) in Fiscal 2025[2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at February 1, 2026
Laura Alber	—	—	—	—	—
Jeff Howie	$845,385	—	$817,165	—	$6,486,749[3]
Monica Bhargava	—	—	$ 4,855	—	$ 124,275
David King	—	—	—	—	—
Karalyn Yearout	—	—	—	—	—

[1] These amounts represent executive contributions attributable to fiscal 2025, and are included in the Summary Compensation Table for fiscal 2025 in the salary and bonus columns.

[2] None of the earnings in this column are included in the Summary Compensation Table for fiscal year 2025 because they were not preferential or above market.

[3] Balance at last fiscal year end includes the following amount reported as compensation to the NEO in the Summary Compensation Table for fiscal years prior to fiscal year 2025: Mr. Howie, $1,515,385.

Participation in the Executive Deferred Compensation Plan is limited to a group of select management and highly compensated employees. In fiscal 2025, participants were able to defer up to 75% of their base salary and up to 100% of their bonus, net of applicable employment and withholding taxes and subject to a minimum deferral requirement (5% of salary). Participant accounts are not put aside in trust or any other funding vehicle, and the obligations of the Company to pay are an unsecured promise to pay in the future. Although no investments are held in the plan, participant accounts track investment funds chosen by the participant from a specified list, and accounts are adjusted for earnings that the investments would have accrued had the investment fund been held by such participant accounts. Accounts are generally distributed at termination of employment, although a participant can make an election at the time of deferral to have the distribution occur at an earlier or later date. A choice of quarterly installments over 5, 10, 15 or 20 years, or a single lump sum, is available for terminations due to retirement or disability, as defined in the plan, if the account is over $15,000. All other distributions are paid as a single lump sum. The commencement of payments can be postponed, subject to advance election and minimum deferral requirements. At death, the plan may provide a death benefit funded by a life insurance policy, in addition to payment of the participant's account.

Employment Contracts and Termination of Employment and Change-of-Control Arrangements

Management Retention Agreement

We entered into an amended and restated management retention agreement with Laura Alber on September 6, 2012. The management retention agreement restates substantially all of the material terms of the prior agreement, with the exception of extending the term of the agreement through September 7, 2033. All other terms are substantially the same as the EVP Retention Plan, as described below.

Management Retention Plan

Effective as of March 21, 2025, we amended and restated the 2012 EVP Level Management Retention Plan, or the EVP Retention Plan. The EVP Retention Plan restates all of the material terms of the prior 2012 EVP Level Management Retention Plan. Each of Mr. Howie, Ms. Bhargava, Mr. King and Ms. Yearout are subject to the EVP Retention Plan. The EVP Retention Plan will remain in effect through March 20, 2028, unless earlier terminated by the Company in accordance with the plan.

If within 18 months following a change of control, an executive's employment is terminated by us without "cause," or by the executive for "good reason," then (i) 100% of such executive's outstanding equity awards, including full value awards, with performance-based vesting where the payout is a set number or zero depending on whether the performance metric is obtained, will immediately become fully vested, except that if a full value award has performance-based vesting and the performance period has not been completed and the number of shares that can be earned is variable based on the performance level, a pro-rata portion of such executive's outstanding equity awards will immediately become fully vested at the target performance level, and (ii) in lieu of continued employment benefits (other than as required by law), such executive will be entitled to receive payments of $3,000 per month for 12 months.

In addition, if, within 18 months following a change of control, the executive's employment is terminated by us without "cause," or by the executive for "good reason," such executive will be entitled to receive (i) severance equal to 200% of such executive's base salary as in effect immediately prior to the change of control or such executive's termination, whichever is greater, with such severance to be paid over 24 months, and (ii) 200% of the average annual bonus received by such executive in the last 36 months prior to the termination, with such severance to be paid over 24 months.

Each executive's receipt of the severance benefits discussed above is contingent on such executive signing and not revoking a release of claims against us, such executive's continued compliance with our Code of Business Conduct and Ethics (including its provisions relating to confidential information and non-solicitation), such executive not accepting employment with one of our competitors, and such executive's continued non-disparagement of us. In the event that the severance payments and other benefits payable to an executive under a retention agreement constitute a "parachute payment" under Section 280G of the U.S. tax code and would be subject to the applicable excise tax, then the executive's severance payments and other benefits will be either (i) delivered in full or (ii) delivered to a lesser extent such that no portion of the benefits are subject to the excise tax, whichever results in the receipt by such executive on an after-tax basis of the greatest amount of benefits (such provision, a "better after-tax" provision).

For purposes of the EVP Retention Plan, "cause" means: (i) an act of dishonesty made by the executive in connection with his or her responsibilities as an employee; (ii) the executive's conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude; (iii) the executive's gross misconduct; (iv) the executive's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the executive owes an obligation of nondisclosure as a result of the executive's relationship with the Company; (v) the executive's willful breach of any obligations under any written agreement or covenant with the Company or breach of the Company's Code of Business Conduct and Ethics; or (vi) the executive's continued failure to perform his or her employment duties after he or she has received a written demand of performance which specifically sets forth the factual basis for the belief that the executive has not substantially performed his or her duties and has failed to cure such non-performance within 30 days after receiving such notice.

For purposes of the EVP Retention Plan, "change of control" means the occurrence of any of the following events: (i) a change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group, or a Person, acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a change of control; or (ii) a change in the effective control of the Company which occurs on the date that a majority of members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election; provided, however, that for purposes of this subsection (ii), if any Person is considered to effectively control the Company, the acquisition of additional control of the Company by the same Person will not be considered a change of control; or (iii) a change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person. For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. Notwithstanding the foregoing, a transaction shall not be deemed a change of control unless the transaction qualifies as a change in the ownership of the Company, change in the effective control of the Company or a change in the ownership of a substantial portion of the Company's assets, each within the meaning of Section 409A.

For purposes of the EVP Retention Plan, "good reason" means, without the executive's consent, (i) a material reduction in his or her annual base salary (except pursuant to a reduction generally applicable to senior executives of the Company), (ii) a material diminution of his or her authority, duties or responsibilities, (iii) the executive ceasing to report directly to a specified individual or the Board of the Company or the entity holding all or substantially all of the Company's assets following a change of control, or (iv) relocation of the executive to a location more than 50 miles from the Company's San Francisco, California main office location. In addition, upon any such voluntary termination for good reason, the executive must provide written notice to the Company of the existence of one or more of the above conditions within 90 days of its initial existence, and the Company must be provided with at least 30 days from the receipt of the notice to remedy the condition.

Amended and Restated Employment Agreement with Laura Alber

We entered into an amended and restated employment agreement with Laura Alber, effective as of September 6, 2012, which amended and restated the prior agreement entered into with Ms. Alber, effective May 26, 2010. The employment agreement restates substantially all of the material terms of the prior agreement, with the exception of extending the term of the agreement through September 7, 2033 and referencing Ms. Alber's then current base salary of $1,300,000. If we terminate Ms. Alber's employment without "cause," if she terminates her employment with us for "good reason," or if her employment is terminated due to her death or "disability," she will be entitled to receive (i) severance equal to 24 months of her base salary to be paid over 24 months, (ii) a lump sum payment equal to 200% of the average annual bonus received by her in the last 36 months prior to the termination, (iii) in lieu of continued employment benefits (other than as required by law), payments of $3,000 per month for 18 months, and (iv) accelerated vesting of her then-outstanding equity awards that vest solely based upon Ms. Alber's continued service by up to an additional 18 months' of vesting credit, and if the awards were subject to cliff-vesting of more than one year, the cliff-vesting provision will be lifted and vesting credit given as if the award had been subject to monthly vesting, and equity awards subject to performance-based vesting will remain outstanding through the date upon which the achievement of the applicable performance milestones are certified with such awards paid out, subject to the attainment of the applicable performance milestones, to the same extent and at the same time as if Ms. Alber had remained employed through the 18-month anniversary of her termination date. Ms. Alber's receipt of the severance benefits discussed above is contingent on her signing and not revoking a release of claims against us, her continued compliance with our Code of Business Conduct and Ethics (including its provisions relating to confidential information and non-solicitation), her not accepting employment with one of our competitors, and her continued non-disparagement of us.

For purposes of the employment agreement with Ms. Alber, "cause" is defined as (i) an act of dishonesty made by her in connection with her responsibilities as an employee, (ii) Ms. Alber's conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) Ms. Alber's gross misconduct, (iv) Ms. Alber's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom she owes an obligation of nondisclosure as a result of her relationship with the Company, (v) Ms. Alber's willful breach of any obligations under any written agreement or covenant with the Company or breach of the Company's Code of Business Conduct and Ethics, or (vi) Ms. Alber's continued failure to perform her employment duties after she has received a written demand of performance from the Board which specifically sets forth the factual basis for the Board's belief that she has not substantially performed her duties and has failed to cure such non-performance to the Company's satisfaction within 30 days after receiving such notice.

For purposes of the employment agreement with Ms. Alber, "disability" means Ms. Alber (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering Company employees.

For purposes of the employment agreement with Ms. Alber, "good reason" is defined as, without Ms. Alber's consent, (i) a reduction in her base salary (except pursuant to a reduction generally applicable to senior executives of the Company), (ii) a material diminution of her authority or responsibilities, (iii) a reduction of Ms. Alber's title, (iv) Ms. Alber ceasing to report directly to the Board of Directors, or (v) the Board of Directors failing to re-nominate Ms. Alber for Board membership when her Board term expires while she is employed by the Company. In addition, upon any such voluntary termination for good reason, Ms. Alber must provide written notice to the Company of the existence of one or more of the above conditions within 90 days of its initial existence and the Company must be provided with at least 30 days to remedy the condition.

The following table describes the payments and/or benefits which would have been owed by us to Ms. Alber as of February 1, 2026 if her employment had been terminated in various situations, without taking into account the "better after-tax" provision or applicable taxes.

Compensation and Benefits	Termination Without Cause or for Good Reason (No Change-of-Control)	Termination Without Cause or for Good Reason (Change-of-Control)	Death/Disability
Base Salary[1]	$ 3,200,000	$ 3,200,000	$ 3,200,000[2]
Bonus Payment[3]	$14,466,667	$14,466,667	$14,466,667[2]
Equity Awards[4][5]	$81,600,504[6]	$88,176,522[7]	$81,600,504[6]
Health Care Benefits[8]	$ 54,000	$ 36,000	$ 54,000

[1] Represents 200%, or 24 months, of Ms. Alber's base salary as of February 1, 2026.

[2] Will be reduced by the amount of any payments Ms. Alber receives through Company-paid insurance policies.

[3] Represents 200% of the average annual bonus received by Ms. Alber in the 36-month period prior to February 1, 2026.

[4] Value is based on a stock price of $204.65, the closing price of our common stock on January 30, 2026, the last business day of fiscal 2025.

(5)   For illustrative purposes only, PSUs are estimated at target.

(6)   Represents the sum of (i) $29,075,444 for acceleration of vesting of 142,074 RSU and (ii) $52,525,060 for acceleration of vesting of 256,658 PSUs.

(7)   Represents the sum of (i) $31,229,999 for acceleration of vesting of 152,602 RSUs and (ii) $56,946,523 for acceleration of vesting of 278,263 PSUs.

(8)   Based on a monthly payment of $3,000 to be paid by the Company for 18 months or 12 months, as applicable, in lieu of continued employment benefits.

All Other Named Executive Officers

Except as described above in connection with a termination following a change of control of the Company, the other Named Executive Officers are generally not entitled to severance benefits in connection with their termination for good reason or involuntary termination. The following table describes the payments and/or benefits which would have been owed by us to the Named Executive Officers as of February 1, 2026 under the EVP Retention Plan if, within 18 months following a change of control of the Company, the executive's employment was terminated by us without cause, or by the executive for good reason, without taking into account the "better after-tax" provision or applicable taxes.

Potential Double-Trigger Change in Control Benefits

Name	Base Salary[1]	Bonus Payment[2]	Equity Awards[3]	Health Care Benefits[4]
Jeff Howie	$1,900,000	$4,966,667	$20,319,699[5]	$36,000
Monica Bhargava	$1,800,000	$2,633,333	$18,672,266[6]	$36,000
David King	$1,410,000	$2,600,000	$ 8,407,841[7]	$36,000
Karalyn Yearout	$1,400,000	$2,633,333	$ 7,264,666[8]	$36,000

(1)   Represents 200% of each Named Executive Officer's base salary as of February 1, 2026.

(2)   Represents 200% of the average annual bonus received by each Named Executive Officer in the 36-month period prior to February 1, 2026.

(3)   Value is based on a stock price of $204.65, the closing price of our common stock on January 30, 2026, the last business day of fiscal 2025.

(4)   Based on a monthly payment of $3,000 to be paid by the Company for 12 months in lieu of continued employment benefits.

(5)   Represents the sum of (i) $10,641,800 for acceleration of vesting of 52,000 RSUs and (ii) $9,677,899 for acceleration of vesting of 47,290 PSUs.

(6)   Represents the sum of (i) $10,152,277 for acceleration of vesting of 49,608 RSUs and (ii) $8,519,989 for acceleration of vesting of 41,632 PSUs.

(7)   Represents the sum of (i) $4,260,199 for acceleration of vesting of 20,817 RSUs and (ii) $4,147,642 for acceleration of vesting of 20,267 PSUs.

(8)   Represents the sum of (i) $3,890,192 for acceleration of vesting of 19,009 RSUs and (ii) $3,374,474 for acceleration of vesting of 16,489 PSUs.

Acceleration Provisions Under Equity Award Agreements and 2001 Long-Term Incentive Plan

RSUs and PSUs units were granted to our Named Executive Officers in each of fiscal 2025, 2024 and 2023. Pursuant to our equity award agreements, our Named Executive Officers are eligible for pro-rata accelerated vesting of their equity awards in the event of a Named Executive Officer's death or "disability," and upon "retirement," full vesting in the case of time-based RSUs and pro-rata vesting in the case of performance-based RSUs. Such accelerated vesting benefits are subject to the achievement of performance goals in the case of PSUs. The PSUs also provide that upon a "change in control," the performance goals shall be deemed satisfied at target and, for purposes of any severance and corporate transaction vesting provisions, the PSUs will generally be treated in the same manner as a time-based RSU award covering the number of shares based on such deemed target performance.

For purposes of the equity awards, "disability" means the occurrence of any of the following events: (i) the executive being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last for a continuous period of not less than 12 months; (ii) the executive is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under the Company's accident and health plan covering the Company's employees; or (iii) the executive has been determined to be totally disabled by the Social Security Administration.

For purposes of the equity awards, "retirement" means the executive's termination of employment for a reason other than "cause," "disability," or death subsequent to the executive having attained age 70 and having been employed by the Company for at least 15 years. Currently, none of the Named Executive Officers satisfy the requirements for "retirement."

For purposes of the equity awards, "cause" means: (i) embezzlement, theft or misappropriation by the executive of any property of any of the Company; (ii) the executive's breach of any fiduciary duty to the Company; (iii) the executive's failure or refusal to comply with laws or regulations applicable to the Company and their businesses or the policies of the Company governing the conduct of its employees or directors; (iv) the executive's gross incompetence in the performance of their job duties; (v) the executive's commission of a felony or of any crime involving moral turpitude, fraud or misrepresentation; (vi) the executive's failure to perform duties consistent with a commercially reasonable standard of care; (vii) the executive's failure or refusal to perform job duties or to perform specific directives of the executive's supervisor or designee, or the senior officers or the Board; or (viii) any gross negligence or willful misconduct by the executive resulting in loss to the Company or damage to the reputation of the Company.

For purposes of the equity awards, "change in control" generally has the same meaning as "change in control" under the EVP Retention Plan or in the Named Executive Officer's employment agreement, as applicable.

In addition, our 2001 Long-Term Incentive Plan provides that, in the event of a merger or sale of all or substantially all of the assets of the Company, a liquidation or dissolution of the Company or a corporate reorganization of the Company, equity awards held by all plan participants (including our Named Executive Officers) will vest in full immediately prior to such transaction to the extent they are terminated at the time of such transaction without provision to the holder of an equivalent substitute award. The following table describes the benefits which would have been paid to our Named Executive Officers under these provisions had they been fully triggered on February 1, 2026. None of our Named Executive Officers were eligible to retire on February 1, 2026.

Name	Death/Disability[1][2]	Award Termination (No Substitute Award)[1][2]
Laura Alber	$56,604,144[3][4]	$88,176,522[9]
Jeff Howie	$13,523,067[5]	$20,319,699[10]
Monica Bhargava	$12,881,285[6]	$18,672,266[11]
David King	$ 5,855,241[7]	$ 8,407,841[12]
Karalyn Yearout	$ 4,775,917[8]	$ 7,264,666[13]

[1] Value is based on a stock price of $204.65, the closing price of our common stock on January 30, 2026, the last business day of fiscal 2025.

[2] For illustrative purposes only, PSUs are estimated at target.

[3] Under the terms of her employment agreement, Ms. Alber may be entitled to greater acceleration in the event of her death or disability, as described above in the table on page 62.

[4] Represents the sum of (i) $20,129,579 for acceleration of vesting of 98,361 RSUs and (ii) $36,474,565 for acceleration of vesting of 178,229 PSUs.

[5] Represents the sum of (i) $10,836,217 for acceleration of vesting of 52,950 RSUs and (ii) $2,686,850 for acceleration of vesting of 13,129 PSUs.

[6] Represents the sum of (i) $6,982,453 for acceleration of vesting of 34,119 RSUs and (ii) $5,898,832 for acceleration of vesting of 28,824 PSUs.

[7] Represents the sum of (i) $3,032,504 for acceleration of vesting of 14,818 RSUs and (ii) $2,822,737 for acceleration of vesting of 13,793 PSUs.

[8] Represents the sum of (i) $2,683,371 for acceleration of vesting of 13,112 RSU and (ii) $2,092,546 for acceleration of vesting of 10,225 PSUs.

[9] Represents the sum of (i) $31,229,999 for acceleration of vesting of 152,602 RSUs and (ii) $56,946,523 for acceleration of vesting of 278,263 PSUs.

[10] Represents the sum of (i) $10,641,800 for acceleration of vesting of 52,000 RSUs and (ii) $9,677,899 for acceleration of vesting of 47,290 PSUs.

[11] Represents the sum of (i) $10,152,277 for acceleration of vesting of 49,608 RSUs and (ii) $8,519,989 for acceleration of vesting of 41,632 PSUs.

[12] Represents the sum of (i) $4,260,199 for acceleration of vesting of 20,817 RSUs and (ii) $4,147,642 for acceleration of vesting of 20,267 PSUs.

[13] Represents the sum of (i) $3,890,192 for acceleration of vesting of 19,009 RSUs and (ii) $3,374,474 for acceleration of vesting of 16,489 PSUs.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Compensation Discussion and Analysis."

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[1][2][3]	Average Summary Compensation Table Total for Non-PEO NEOs[1]	Average Compensation Actually Paid to Non-PEO NEOs[1][2][4]	Total Stockholder Return[5]	Peer Group Total Stockholder Return[6]	Net Income (millions)[7]	Adjusted EPS[8]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	$33,297,422	$ 56,216,918	$5,242,664	$ 6,804,597	$349.00	$164.12	$1,088	$ 9.57[9]
2024	$27,692,374	$132,461,444	$5,338,172	$21,413,899	$355.00	$161.20	$1,125	$8.50[10]
2023	$23,696,540	$ 65,270,818	$6,238,565	$13,793,742	$172.58	$114.73	$ 950	$ 7.43
2022	$17,322,255	$ (163,581)	$5,596,435	$(3,488,288)	$102.31	$ 88.85	$1,128	$ 8.27
2021	$21,324,327	$ 78,793,201	$6,411,575	$15,913,266	$122.02	$108.64	$1,126	$ 7.43

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[1] The following table lists the PEO and non-PEO NEOs for each of fiscal years 2025, 2024, 2023, 2022 and 2021.

Year	PEO	Non-PEO NEOs
2025	Laura Alber	Jeff Howie, Monica Bhargava, David King and Karalyn Yearout
2024	Laura Alber	Jeff Howie, Monica Bhargava, David King and Karalyn Yearout
2023	Laura Alber	Jeff Howie, Marta Benson, David King and Karalyn Yearout
2022	Laura Alber	Jeff Howie, Marta Benson, David King, Alex Bellos and Julie Whalen
2021	Laura Alber	Julie Whalen, Alex Bellos, Marta Benson and Ryan Ross

[2] The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to the Summary Compensation Table for additional information).

[3] The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate "compensation actually paid" to Ms. Alber in accordance with the Pay Versus Performance Rules:

Equity Award Adjustments

Year	Summary Compensation Table Total for PEO	Reported Value of Equity Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Compensation Actually Paid to PEO
2025	$33,297,422	$(18,999,797)	$54,529,504	$ (1,759,212)	—	$(10,850,999)	—	—	$ 56,216,918
2024	$27,692,374	$(15,999,690)	$39,825,913	$ 69,008,157	—	$ 11,934,690	—	—	$132,461,444
2023	$23,696,540	$(13,999,878)	$38,529,195	$ 19,637,693	—	$ (2,592,732)	—	—	$ 65,270,818
2022	$17,322,255	$(11,999,916)	$ 9,258,310	$(12,970,739)	—	$ (1,773,491)	—	—	$ (163,581)
2021	$21,324,327	$(11,999,857)	$21,522,305	$ 31,916,002	—	$ 16,030,424	—	—	$ 78,793,201

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(4)　The following table shows the amounts deducted from and added to the average Summary Compensation Table total to calculate the average "compensation actually paid" to our non-PEO NEOs in accordance with the Pay Versus Performance Rules.

					Equity Award Adjustments				
Year	Average Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Average Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Average Compensation Actually Paid to Non-PEO NEOs
2025	$5,242,664	$(2,374,923)	$6,125,226	$ (319,697)	—	$(1,868,673)	—	—	$ 6,804,597
2024	$5,338,172	$(2,374,778)	$5,610,605	$11,201,826	—	$ 1,638,074	—	—	$21,413,899
2023	$6,238,565	$(4,062,400)	$7,798,414	$ 4,015,120	—	$ (195,957)	—	—	$13,793,742
2022	$5,596,435	$(3,899,851)	$1,978,459	$ (984,095)	—	$ (252,583)	$(5,926,653)	—	$ (3,488,288)
2021	$6,411,575	$(3,062,327)	$4,943,199	$ 5,227,599	—	$ 2,393,220	—	—	$15,913,266

(5)　The Company TSR assumes an initial fixed investment of $100 on January 31, 2021, through the end of the listed fiscal year, as well as the reinvestment of dividends.

(6)　The Company's peer group total stockholder return, or the Peer Group TSR, set forth in this table was determined using the S&P 500 Consumer Discretionary Distribution and Retail industry index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended February 1, 2026. The Peer Group TSR assumes an initial fixed investment of $100 on January 31, 2021, through the end of the listed fiscal year, as well as the reinvestment of dividends.

(7)　The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8)　Prior to fiscal 2024, non-GAAP diluted earnings per share was determined to be the most important financial measure used to link "compensation actually paid" to our NEOs to Company performance. Beginning in fiscal 2024, we have determined that our most important financial measure used to link "compensation actually paid" to our NEOs to Company performance is non-GAAP diluted earnings per share adjusted to include the effects of any out-of-period adjustment, which we refer to as "Adjusted EPS". Adjusted EPS is our "Company Selected Measure" as defined in the Pay Versus Performance Rules. We use achievement of Adjusted EPS performance to fund our Annual Bonus Plan and allocate awards to reflect brand and operational performance. Adjusted EPS is defined as GAAP diluted earnings per share, excluding or including (i) any extraordinary non-recurring or unusual items, (ii) the effect of any changes in accounting principles affecting the Company's or a business unit's reported results, as approved by the Chair of the Compensation Committee, and (iii) the effects of any out-of-period adjustment. "Adjusted EPS" is computed as net earnings, exclusive of certain items as described above, divided by the weighted average number of common shares outstanding plus common stock equivalents for the period. "Common stock equivalents" consists of shares subject to stock-based awards with exercise prices less than or equal to the average market price of our common stock for the period, to the extent their inclusion would be dilutive.

(9)　For fiscal 2025, in determining achievement of Adjusted EPS performance to fund our 2025 Annual Bonus Plan, the only adjustment made to diluted earnings per share was to exclude the impact of the tariffs introduced in 2025, which were not included in the Company's fiscal 2025 budget.

(10)　For fiscal 2024, in determining achievement of Adjusted EPS performance to fund our 2024 Annual Bonus Plan, the only adjustment made to diluted earnings per share was to exclude $0.29 per share, which represents the impact of the out-of-period freight adjustment of $49 million in the first quarter of fiscal 2024. See Appendix A for a discussion of the out-of-period adjustment.

Tabular Disclosure of Most Important Performance Measures

In accordance with the Pay Versus Performance Rules, the following table lists the five measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to the Company's NEOs, for fiscal year 2025, to Company performance, as further described in our Compensation Discussion and Analysis.

Most Important Performance Measures

- Adjusted EPS
- Revenue (3-year CAGR)
- EPS (3-year CAGR)
- Operating Cash Flow (3-year average)
- Adjusted ROIC (3-year average)

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to the NEOs aligns with the Company's financial performance as measured by Company TSR, net income and Adjusted EPS, as well as a comparison of Company TSR and Peer Group TSR.



Compensation Actually Paid and Company TSR



Compensation Actually Paid and Net Income



Compensation Actually Paid and Adjusted EPS



Company TSR and Peer Group TSR[1]

(1) As noted above, the Company and the Peer Group TSR assumes an initial fixed investment of $100 on January 31, 2021, the last day of the Company's 2020 fiscal year, through February 1, 2026, the last day of the Company's 2025 fiscal year, as well as the reinvestment of dividends.

CEO Pay Ratio

We are required to disclose the annual total compensation of the Chief Executive Officer, the median of the annual total compensation of all employees of the Company and its subsidiaries excluding the Chief Executive Officer, or the Median Employee, and the ratio of those two amounts, or the CEO Pay Ratio, for fiscal 2025. The annual total compensation of our Chief Executive Officer was $33,297,422 in fiscal 2025, as reflected in the Summary Compensation Table above. Based on reasonable estimates, the annual total compensation of the Median Employee was $24,943 for fiscal 2025. Accordingly, for fiscal 2025, the ratio of the annual total compensation of our Chief Executive Officer to the median annual total compensation of all of our other employees was 1,335 to 1. The Median Employee for fiscal 2025 was a part-time sales associate located in Northern California. In preparation for and during our holiday selling season in the fourth quarter of each fiscal year, we hire a substantial number of temporary and seasonal employees, primarily in our retail stores, customer care centers and distribution facilities, who are included in the determination of the median employee. If we exclude permanent part-time, temporary and seasonal employees from our pay ratio calculation, the median annual total compensation of the remaining employees increases to $53,686, which would result in a ratio of 620 to 1.

The annual total compensation used to identify our Median Employee for fiscal 2025 was determined based on all taxable wages earned in fiscal 2025 for each individual who was employed on the last day of the fiscal year. We also converted all relevant employee compensation, on a country-by-country basis, to U.S. dollars based on the applicable exchange rate as of the end of the fiscal year.

Award and Other Equity Committees

Pursuant to its charter and the 2001 Long-Term Incentive Plan, the Compensation Committee may delegate the authority to make non-executive officer grants to two or more Directors, one or more officers of the Company or otherwise in any manner permitted under applicable law. The Compensation Committee does not delegate any of its authority with respect to grants to executive officers and non-employee Directors of the Company. The Compensation Committee delegated to Scott Dahnke, the Chair of the Compensation Committee, and Laura Alber the authority to grant equity to certain non-executive employees within a stated budget in connection with the Company's annual equity grants for fiscal 2025.

The Compensation Committee also appointed an Incentive Award Committee consisting of Laura Alber and Jeff Howie for fiscal 2025. The Compensation Committee delegated to the Incentive Award Committee the authority to grant equity awards under the Company's 2001 Long-Term Incentive Plan within certain prescribed limits to non-executive officer employees with a corporate rank at or below Senior Vice President. The Chief Executive Officer believes it is important to provide our associates with long-term incentive vehicles that are directly linked to stockholder return. Granting equity-based incentives aligns the interests of our associates with those of our stockholders and reinforces the Company's pay-for-performance strategy. This delegation is reviewed by the Compensation Committee annually and includes limitations on the number of shares subject to the grants, both on an individual basis and in the aggregate. Reports of awards made by the Incentive Award Committee are included in the materials presented at the Compensation Committee's regularly scheduled meetings.

In March 2026, the Board formed a CEO Stock Plan Committee, consisting of Laura Alber, to allow the Chief Executive Officer to approve the acceleration of equity awards in connection with certain associate terminations. The CEO Stock Plan Committee can accelerate the vesting of awards that would vest within 12 months of the date of the associate's termination for any associate, other than (i) the Chief Executive Officer, (ii) any associate with the title of Executive Vice President or higher who reports directly to the Chief Executive Officer, and (iii) any Section 16 officer. Reports of vesting acceleration made by the CEO Stock Plan Committee are to be included in the materials presented at the Compensation Committee's regularly scheduled meetings.

Information Concerning Executive Officers

The following table provides certain information about our executive officers as of April 21, 2026. Our executive officers are appointed by and serve at the pleasure of our Board, subject to rights, if any, under employment contracts.

Name	Position with the Company and Business Experience
Laura Alber . . . . Age 57	*
Jeff Howie . . . . Age 56	• Executive Vice President, Chief Financial Officer since 2022 • Executive Vice President, Chief Administrative Officer, 2021 – 2022 • Executive Vice President, Chief Administrative Officer Pottery Barn Brands, 2017 – 2021 • Executive Vice President, Inventory Management and Brand Finance, Pottery Barn Brands, 2016 – 2017 • Senior Vice President, Finance and Inventory Management, Williams Sonoma Brands, 2013 – 2016 • Senior Vice President, Inventory Management, Pottery Barn Kids and Teen, 2008 – 2013 • Vice President, Inventory Management, Pottery Barn Kids, 2004 – 2008 • Director, Inventory Management, Pottery Barn Kids, 2002 – 2004
Monica Bhargava . . . . Age 58	• President, Pottery Barn since 2023 • Chief Design Officer, Pottery Barn, 2020 – 2023 • Executive Vice President, Pottery Barn Product Development, 2012-2020 • Senior Vice President, Pottery Barn Product Development, 2007-2012 • Vice President, Pottery Barn Product Development, 2003-2007 • Director, Pottery Barn Design, 2000-2003
David King. . . . . Age 57	• Executive Vice President, General Counsel and Secretary since 2017 • Senior Vice President, General Counsel and Secretary, 2011 – 2017 • Vice President, Deputy General Counsel, 2010 – 2011 • Vice President, Associate General Counsel, 2006 – 2010 • Director, Associate General Counsel, 2004 – 2006
Karalyn Yearout . . . . Age 51	• Executive Vice President, Chief Talent Officer since 2019 • Chief People Officer, Sephora, 2019 • Senior Vice President, Human Resources, Sephora, 2016 – 2019

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* Biographical information can be found in the table under the section titled "Director Nominee Biographies" beginning on page 6 of this Proxy Statement.

Proxy

PROPOSAL 3: Ratification of the Selection of Independent Registered Public Accounting Firm

This is a proposal asking stockholders to ratify the selection of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the fiscal year ending January 31, 2027. The Audit and Finance Committee selected Deloitte as our independent registered public accounting firm for the fiscal year ending January 31, 2027, subject to ratification by our stockholders. Although stockholder ratification of our independent registered public accounting firm is not required by law, as a matter of corporate governance, we are requesting that our stockholders ratify such selection.

A Deloitte representative will be present at the Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

Deloitte Fees and Services

Deloitte has audited our financial statements since 1980. Based in part upon information provided by Deloitte, the Audit and Finance Committee determined that Deloitte is independent under applicable independence standards. The Audit and Finance Committee has reviewed and discussed the fees billed by Deloitte for services in fiscal 2025, as detailed below, and determined that the provision of non-audit services was compatible with Deloitte's independence.

Deloitte provided the Company with the following services:

Audit Fees

Deloitte billed approximately $2,800,000 for each of fiscal 2025 and fiscal 2024 for professional services to (i) audit our consolidated financial statements and our internal control over financial reporting included in our Annual Report on Form 10-K, (ii) review our condensed consolidated financial statements included in our quarterly reports on Form 10-Q and (iii) audit our statutory reports for certain of our global entities. This category also includes fees for issuance of consents and review of documents filed with or furnished to the SEC.

Audit-Related Fees

Deloitte billed approximately $136,000 during fiscal 2025 and $123,000 during fiscal 2024 for assurance services, which consisted of limited assurance services for sustainability reporting.

Tax Fees

During fiscal 2025 and 2024, Deloitte did not perform any tax consultation services.

All Other Fees

Deloitte billed a total of approximately $2,000 for each of fiscal 2025 and fiscal 2024, for all other fees. All other fees consisted of license fees related to the use of Deloitte's online accounting research tool.

During fiscal 2025 and 2024, Deloitte did not perform any prohibited non-audit services for us.

Pre-Approval Policy

All services performed by Deloitte, whether audit or non-audit services, must be pre-approved by the Audit and Finance Committee or a designated member of the Audit and Finance Committee, whose decisions must be reported to the Audit and Finance Committee at its next meeting. Pre-approval cannot be obtained more than one year before performance begins and can be for general classes of permitted services such as annual audit services or consulting services. All fees paid to Deloitte for fiscal 2025 and fiscal 2024 were pre-approved by the Audit and Finance Committee.

Required Vote for this Proposal

To approve this proposal, a majority of voting power entitled to vote thereon, present virtually or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

If stockholders vote against this proposal, the Audit and Finance Committee will consider interviewing other independent registered public accounting firms. There can be no assurance, however, that it will choose to appoint another independent registered public accounting firm if this proposal is not approved.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JANUARY 31, 2027.

Proxy

Audit and Finance Committee Report

The Audit and Finance Committee oversees the Company's financial reporting process on behalf of the Board. In meeting these responsibilities, as described under the heading "Corporate Governance—Board Committees," we perform the following functions:

- Monitor the integrity of the Company's financial reports, earnings and guidance press releases, and other Company financial information;

- Appoint the independent registered public accounting firm, pre-approve all audit and non-audit services of the independent registered public accounting firm and assess its qualifications and independence;

- Review the performance of the Company's internal audit function, the Company's auditing, accounting and financial reporting procedures and the Company's independent registered public accounting firm;

- Monitor the Company's compliance with legal and regulatory requirements, in accordance with the Audit and Finance Committee charter;

- Monitor the Company's system of internal controls and internal control over financial reporting;

- Retain independent legal, accounting or other advisors when necessary and appropriate;

- Review and recommend policies related to dividend, stock repurchase and foreign currency programs;

- Review with management the Company's cybersecurity and data privacy risk exposures and the steps management has taken to monitor, control or mitigate such exposures; and

- Review with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

In performing these functions, we took the following actions, among other things, related to fiscal 2025:

- Reviewed and discussed the Company's audited consolidated financial statements for fiscal 2025 and unaudited quarterly condensed consolidated financial statements for fiscal 2025 with management and Deloitte;

- Reviewed, discussed with management and approved the Company's periodic filings on Forms 10-K and 10-Q;

- Reviewed, discussed with management and approved all Company earnings and guidance press releases;

- Reviewed and discussed the Company's internal controls over financial reporting with management and Deloitte, including the evaluation framework and subsequent assessment of effectiveness;

- Reviewed and discussed with the Company's internal audit department the Company's internal audit plans, the significant internal audit reports issued to management and management's responses;

- Reviewed and discussed with management and the Company's internal audit department the Company's major financial risk exposures, including with regard to legal and regulatory matters, and the Company's risk assessment and risk management policies;

- Met with Deloitte, with and without management present, to discuss the overall quality of the internal and external audit process and the financial reporting process; and

- Discussed with Deloitte its independence from the Company based on the following: (i) our confirmation that no member of Deloitte's current or former audit team is or has been employed by the Company in a financial reporting oversight role; (ii) our review of audit and non-audit fees; (iii) our review of critical audit matters; and (iv) the written communications from Deloitte as required by Public Company Accounting Oversight Board, or PCAOB, requirements.

During fiscal 2025, we discussed the following other matters, among other things, with Deloitte:

- Deloitte's responsibilities in connection with the audit of the Company's financial statements;

- Deloitte's annual letter describing its internal quality control procedures;

- Any significant issues arising during the audit and any other matters relating to the conduct of the audit of the Company's financial statements; and

- Matters required to be discussed pursuant to relevant PCAOB and SEC requirements, including the quality of the Company's accounting principles, the soundness of significant judgments and the clarity of disclosures in the Company's financial statements.

The Audit and Finance Committee hereby reports as follows:*

(1) The Audit and Finance Committee has reviewed and discussed the Company's audited financial statements with management and Deloitte;

(2) The Audit and Finance Committee has discussed with Deloitte the matters required by the PCAOB and the SEC; and

(3) The Audit and Finance Committee has received the written disclosures and the letter from Deloitte required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit and Finance Committee concerning independence and has discussed with Deloitte its independence.

Based on the review and discussions referred to in items (1) through (3) above, the Audit and Finance Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2025 for filing with the SEC.

AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

Frits van Paasschen, Chair
Esi Eggleston Bracey
Andrew Campion
William Ready

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* This report shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have policies in our Code of Business Conduct and Ethics that provide that employees must not engage in any transaction when an employee may face a real or perceived conflict of interest with the Company. Our Code of Business Conduct and Ethics is distributed to all employees on an annual basis and made available throughout the year in our internal document database. It is also available on our website and in print to any stockholder who requests it. In addition, we have in place policies and procedures with respect to related person transactions that provide that our executive officers, Directors and principal stockholders, as well as their immediate family members and affiliates, are not permitted to enter into a related party transaction with us unless (i) the transaction is approved by our Audit and Finance Committee or the disinterested members of our Board or (ii) the transaction involves the service of one of our executive officers or Directors or any related compensation, is reportable under Item 402 of Regulation S-K, and is approved by our Compensation Committee.

For purposes of our related party transaction policy, "related party transaction" has the same meaning as set forth in Item 404 of Regulation S-K and refers to any transaction with the Company in which the amount involved exceeds $120,000 in any calendar year and in which any of our executive officers, Directors and principal stockholders, as well as their immediate family members and affiliates, had, has or will have a direct or indirect material interest.

It is our policy to approve a related party transaction only when it has been determined that such transaction is in, or is not inconsistent with, our best interests and those of our stockholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

From the beginning of fiscal 2025 until the present, there have been no (and there are no currently proposed) related party transactions that are disclosable under Item 404 of Regulation S-K.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

This table sets forth information regarding the ownership of our common stock as of April 21, 2026 by:

- each person known to us to own more than 5% of our outstanding common stock;
- each Director;
- the Named Executive Officers; and
- all current executive officers and Directors as a group.

Ownership is determined in accordance with the rules of the SEC. The applicable percentage of ownership for each stockholder is based on 117,742,670 shares of common stock outstanding as of April 21, 2026. Unless otherwise noted, the persons listed below have sole voting and investment power. In addition, unless otherwise noted, the address of each stockholder noted in the following table is c/o Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. Information regarding our non-management 5% stockholders is derived from the most recently available 13G filings.

		Amount and Nature of Beneficial Ownership			
Name and Address of Beneficial Owner	**Position with Company**	**Common Stock**	**Awards Vesting within 60 days[(1)]**	**Total**	**Percent of Class[(2)]**
BlackRock Inc. 55 East 52nd Street New York, NY 10055	—	11,298,600	—	11,298,600[(3)]	9.6%
Aristotle Capital Management, LLC 11100 Santa Monica Blvd., Suite 1700 Los Angeles, CA 90025	—	9,174,644	—	9,174,644[(4)]	7.8%
Blackhill Capital, Inc. 161 Madison Avenue Morristown, NJ 07960	—	7,689,036	—	7,689,036[(5)]	6.5%
State Street Corporation One Congress Street, Suite 1 Boston, MA 02114	—	6,139,477	—	6,139,477[(6)]	5.2%
Laura Alber	Director, Chief Executive Officer and President	992,294[(7)]	—	992,294	*
Jeff Howie	Executive Vice President, Chief Financial Officer	34,138	—	34,138	*
Monica Bhargava	President, Pottery Barn Brand	67,042[(8)]	—	67,042	*
David King	Executive Vice President, General Counsel	116,558[(9)]	—	116,558	*
Karalyn Yearout	Executive Vice President, Chief Talent Officer	23,351	—	23,351	*
Esi Eggleston Bracey	Director	12,083[(10)]	1,257	13,340	*
Andrew Campion	Director	2,304[(11)]	1,257	3,561	*
Scott Dahnke	Director	40,000	2,103	42,103	*
Anne Finucane	Director	9,482[(12)]	1,280	10,762	*
Arianna Huffington	Director	1,762	1,233	2,995	*
William Ready	Director	18,422[(13)]	1,304	19,726	*
Frits van Paasschen	Director	31,794	1,391	33,185	*
All current executive officers and Directors as a group (12 persons)	—	1,349,230[(14)]	9,825	1,359,055	1.1%

Proxy

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[*]   Less than 1%

[1]   Reflects exercisable RSUs vesting within 60 days of April 21, 2026 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

[2]   Assumes settlement or vesting of awards included in footnote (1) into shares of our common stock with respect to the named individual. Based on 117,742,670 shares outstanding as of April 21, 2026.

[3]   The information above and in this footnote is based on information taken from the Schedule 13G/A of BlackRock Inc. filed with the Securities and Exchange Commission on April 17, 2025. BlackRock Inc. has sole voting power with respect to 10,461,554 shares and sole dispositive power with respect to 11,298,600 shares.

[4]   The information above and in this footnote is based on information taken from the Schedule 13G/A filed by Aristotle Capital Management, LLC with the Securities and Exchange Commission on February 14, 2024. Aristotle Capital Management, LLC has sole voting power with respect to 9,162,030 shares and sole dispositive power with respect to 9,174,644 shares.

[5]   The information above and in this footnote is based on information taken from the Schedule 13G filed by Blackhill Capital, Inc. with the Securities and Exchange Commission on February 13, 2026. Blackhill Capital, Inc. has sole voting and dispositive power with respect to 7,689,036 shares.

[6]   The information above and in this footnote is based on information taken from the Schedule 13G filed by State Street Corporation with the Securities and Exchange Commission on November 10, 2025. State Street Corporation has shared voting power with respect to 3,786,135 shares and shared dispositive power with respect to 6,139,477 shares.

[7]   Includes 33,770 shares held by Ms. Alber in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 21, 2026.

[8]   Includes 11,798 shares held by Ms. Bhargava in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 21, 2026.

[9]   Includes 475 shares held by Mr. King in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 21, 2026.

[10]   Includes 2,465 fully vested deferred stock units awarded to Ms. Bracey in lieu of her cash compensation for service on our Board during fiscal 2022, fiscal 2024 and fiscal 2025, in accordance with our Director Compensation Policy.

[11]   Includes 906 fully vested deferred stock units awarded to Mr. Campion in lieu of his cash compensation for service on our Board during fiscal 2024 and fiscal 2025, in accordance with our Director Compensation Policy.

[12]   Includes 1,154 fully vested deferred stock units awarded to Ms. Finucane in lieu of her cash compensation for service on our Board during fiscal 2024 and fiscal 2025, in accordance with our Director Compensation Policy.

[13]   Includes 516 fully vested deferred stock units awarded to Mr. Ready in lieu of his cash compensation for service on our Board during fiscal 2021, in accordance with our Director Compensation Policy.

[14]   Includes 46,043 shares held by the executive officers in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on statements dated April 21, 2026.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our Directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on our review of the copies of such forms furnished to us and written representations from these officers and Directors, we believe that all Section 16(a) filing requirements were met during the year ended February 1, 2026, except for one Form 4, filed two days late, related to the vesting of RSUs, for each Section 16 officer, filed on April 10, 2025.

STOCKHOLDER PROPOSALS

Stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and be received by our Secretary at our principal executive offices no later than January 6, 2027 in order to be included in our Proxy Statement for the 2027 Annual Meeting. Under Rule 14a-8 of the Exchange Act, if the date of the 2027 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, to be included in our Proxy Statement, stockholder proposals must be received by us within a reasonable time before our solicitation is made.

In order to submit a proposal to be raised at the 2027 Annual Meeting that will not be included in our Proxy Statement for the 2027 Annual Meeting, stockholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws a stockholder must give advance notice to our Secretary of any business, including nominations of directors for our Board, that the stockholder wishes to raise at our Annual Meeting. To be timely under our Restated Bylaws, the notice must be received by our Secretary not less than 90 days or more than 120 days prior to June 18, 2027, the anniversary of our 2026 Annual Meeting. Therefore, stockholder proposals must be received by our Secretary at our principal executive offices between February 18, 2027 and March 20, 2027 in order to be raised at our 2027 Annual Meeting.

Under our Restated Bylaws, if the date of the 2027 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, stockholder proposals to be brought before the 2027 Annual Meeting must be delivered not later than the 90th day prior to the 2027 Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

With respect to a stockholder's nomination of a candidate for our Board, the stockholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws and described under the section "Corporate Governance—Board Committees—Nominations, Corporate Governance and Social Responsibility Committee" about both the nominee and the stockholder making the nomination. With respect to any other business that the stockholder proposes, the stockholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws.

Any stockholder (or group of up to 20 stockholders) meeting our continuous ownership requirements of three percent (3%) or more of our common stock for at least three years who wishes to nominate a candidate or candidates for election in connection with our 2027 Annual Meeting and require us to include such nominees in our Proxy Statement and form of proxy for our 2027 Annual Meeting must submit a notice to our Secretary at our principal executive offices no later than January 6, 2027 and no earlier than December 7, 2026 (i.e., no later than the 120th day and no earlier than the 150th day before the one-year anniversary of the date on which we first mailed our proxy materials for our 2026 Annual Meeting). If the date of the 2027 Annual Meeting is more than 30 days before or after the one-year anniversary of the 2026 Annual Meeting, or the Other Meeting Date, the notice must be received at our principal executive offices not later than the close of business on the later of the 90th day prior to such Other Meeting Date or the 10th day following the date on which public announcement of the date of such meeting is first made by us.

In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 20, 2027 and comply with the additional requirements of Rule 14a-19(b).

If we receive notice of a matter to come before the 2027 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

Stockholder proposals should be sent to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109.

GENERAL INFORMATION

Our Board is soliciting your proxy to vote your shares at our 2026 Annual Meeting of Stockholders to be held on Wednesday, June 18, 2026 at 8:30 a.m. Pacific Time, and for any adjournment or postponement of the meeting. Our Annual Meeting will be held virtually via live webcast. Registration is required online at register.proxypush.com/wsm. Details on how to participate are provided below.

Our Annual Report to Stockholders for the fiscal year ended February 1, 2026, or fiscal 2025, including our financial statements for fiscal 2025, is also included with this Proxy Statement and posted on our website at ir.williams-sonomainc.com/financial-reports-page. The Annual Report, Notice of Internet Availability of Proxy Materials and the Proxy Statement were first made available to stockholders and posted on our website on or about May 6, 2026.

Questions and Answers About the Annual Meeting and Voting

Why are you holding the Annual Meeting virtually?

We will be holding the Annual Meeting virtually to allow stockholders to attend our Annual Meeting without the need to travel. The platform for the virtual Annual Meeting includes functionality that affords validated stockholders substantially the same meeting participation rights and opportunities they would have at an in-person meeting. Stockholders who attend the virtual Annual Meeting by following the instructions below will have the opportunity to vote and submit questions or comments electronically during the Annual Meeting.

How can stockholders attend the virtual Annual Meeting?

If you are a stockholder of record, to attend, vote and submit questions at the virtual Annual Meeting, you must register at register.proxypush.com/wsm. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions during the Annual Meeting.

As part of the registration process, you must enter the control number located on your proxy card, voting instruction form or Notice of Internet Availability. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee (referred to as holding shares "in street name"), you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, June 18, 2026, stockholders may begin to log in to the virtual-only Annual Meeting 15 minutes prior to the start of the Annual Meeting. The Annual Meeting will begin promptly at 8:30 a.m. Pacific Time.

If you hold your shares in street name, to attend and submit questions at the virtual Annual Meeting, you must obtain a control number in advance. This is a different number than what is on your voting instruction form. To obtain a control number, follow the instructions provided by your bank, broker or other nominee. Once you have your new control number, please follow the steps set forth above to access the virtual Annual Meeting website.

Will you make a list of the stockholders of record entitled to vote at the 2026 Annual Meeting available?

The names of stockholders of record entitled to vote will be available for inspection by stockholders of record for 10 days prior to the Annual Meeting. If you are a stockholder of record and want to inspect the stockholder list, please send a written request to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109 to arrange for electronic access to the stockholder list.

What is the purpose of the Annual Meeting?

Stockholders will be asked to vote on the following matters:

(i) The election of our Board;

(ii) An advisory vote to approve executive compensation;

(iii) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027; and

(iv) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting, including stockholder proposals. At this time, we do not know of any other matters to be brought before the Annual Meeting.

What is the Notice of Internet Availability of Proxy Materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to all stockholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to certain of our stockholders over the Internet. If you received the Notice, by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote on the Internet or by telephone. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice.

On the date of mailing of the Notice, all stockholders will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

Can I receive future proxy materials by e-mail?

Yes. You may choose to receive future proxy materials by e-mail by following the instructions provided on the website referred to in the Notice. Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meeting on the environment.

If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who may vote?

Only stockholders of record as of the close of business on the record date, April 21, 2026, or those with a valid proxy from a bank, broker or other nominee that held our shares on the record date, are entitled to receive notice of and vote on the matters to be considered at the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 117,742,670 shares of our common stock outstanding and entitled to vote, and there were 255 stockholders of record, which number does not include beneficial owners of shares held in the name of a bank or brokerage firm. We do not have any outstanding shares of any other classes of stock.

How do I vote?

You may vote at the virtual Annual Meeting held via live webcast, electronically by submitting your proxy through the Internet, by telephone or by returning a hard copy of the proxy card before the Annual Meeting. Proxies properly executed, returned to us on a timely basis and not revoked will be voted in accordance with the instructions contained in the proxy. If any matter not described in this Proxy Statement is properly presented for action at the meeting, the persons named in the enclosed proxy will have discretionary authority to vote according to their best judgment.

How do I vote through the Internet or by telephone?

Specific instructions to be followed for voting on the Internet or by telephone are provided below in this Proxy Statement, as well as in the Notice and on the proxy card. The Internet and telephone voting procedures are designed to authenticate your identity as a Williams-Sonoma, Inc. stockholder, allow you to vote your shares and confirm that your instructions have been properly recorded.

Shares Registered Directly in the Name of the Stockholder

If your shares are registered directly in your name in our stock records maintained by our transfer agent, EQ Shareowner Services, then you may vote your shares:

- on the Internet at www.proxypush.com/wsm; or

- by calling EQ Shareowner Services from within the United States at 866-883-3382.

Proxies for shares registered directly in your name that are submitted on the Internet or by telephone must be received before 12:00 p.m. Pacific Time on June 17, 2026.

Shares Held in Street Name

If you hold your shares beneficially in the name of a bank, broker or other nominee (referred to as holding shares "in street name"), you may instruct your broker, bank or other nominee to vote your shares by following the instructions that the broker, bank or other nominee provides to you with the proxy materials. If you do not provide the broker, bank or other nominee with specific voting instructions, the broker, bank or other nominee that holds your shares generally may vote on "routine" proposals but cannot vote on "non-discretionary" (non-routine) proposals.

If you hold your shares in street name, and would like to vote during the virtual Annual Meeting, you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the Annual Meeting. If you want to vote in person virtually at the Annual Meeting, you must register in advance at www.proxydocs.com/wsm. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you as part of your registration process.

What if I own shares through participation in the Williams-Sonoma, Inc. Stock Fund?

If you own shares through participation in the Williams-Sonoma, Inc. Stock Fund under our 401(k) Plan, your proxy will serve as voting instructions for the plan trustee, Charles Schwab Trust Bank, with respect to the number of shares credited to your account as of the record date. If you provide voting instructions via your proxy card with respect to your shares held in the Williams-Sonoma, Inc. Stock Fund, the trustee will vote those shares in the manner specified. The trustee will vote any shares for which it does not receive instructions in the same proportion as the shares for which instructions were received by the trustee. To allow sufficient time for the trustee to vote your shares, the trustee must receive your voting instructions by 11:59 p.m., Eastern Time, on June 15, 2026.

Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote on the Internet or by telephone and how to request paper copies of the proxy materials.

What if I return my proxy card directly to the Company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted, votes will be cast "FOR" the election of the Directors named in this Proxy Statement, "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers and "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027.

Who may attend the Annual Meeting?

Only stockholders of record as of the record date or those with a valid proxy from a bank, broker or other nominee that held our shares on the record date, are entitled to vote on the matters to be considered at the Annual Meeting.

How many shares must be present to transact business at the Annual Meeting?

Stockholders holding a majority of our outstanding shares as of the record date must be present virtually or by proxy at the Annual Meeting so that we may transact business. This is known as a quorum. Shares that are voted at the Annual Meeting, on the Internet, by telephone or by signed proxy card, and abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present for purposes of determining whether there is a quorum at the Annual Meeting.

What is a broker non-vote?

The term broker non-vote refers to shares that are held of record by a broker for the benefit of the broker's clients but that are not voted at the Annual Meeting by the broker on certain "non-routine" matters set forth in New York Stock Exchange, or NYSE, Rule 402.08(B) because the broker did not receive instructions from the broker's clients on how to vote the shares and, therefore, was prohibited from voting the shares. Brokers and other nominees may vote without instruction only on "routine" proposals. The proposal to ratify Deloitte & Touche LLP as the Company's independent registered public accounting firm is the only routine proposal on the agenda for our Annual Meeting. The other proposals on the agenda are non-routine. If you hold your shares with a broker or other nominee, they will not be voted on non-routine proposals unless you give voting instructions.

How many votes are needed to elect directors?

Pursuant to a majority voting bylaw adopted by our Board and further described in our Amended and Restated Bylaws, the election of each of the eight director nominees requires the affirmative vote of a majority of the votes cast at the Annual Meeting with respect to each nominee. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director to serve until the next annual meeting or until a successor has been duly elected and qualified. Your proxy will be voted in accordance with your instructions. If no instructions are given, the proxy holders will vote "FOR" each of the director nominees. If you hold your shares in street name, it is important to cast your vote if you want it to count in the election of directors. If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares in the election of directors, no votes will be cast on your behalf. Broker non-votes and abstentions will have no effect on the outcome of the election.

Pursuant to the resignation policy adopted by our Board and further described in our Corporate Governance Guidelines, any nominee for director who does not receive the affirmative vote of a majority of the votes cast shall promptly tender his or her conditional resignation to our Board following certification of the stockholder vote. The Nominations, Corporate Governance and Social Responsibility Committee will consider the resignation offer and recommend to our Board the action to be taken with respect to the offered resignation. In determining its recommendation, the Nominations, Corporate Governance and Social Responsibility Committee shall consider all factors it deems relevant. Our Board will act on the Nominations, Corporate Governance and Social Responsibility Committee's recommendation within 90 days following certification of the stockholder vote and will publicly disclose its decision with respect to the director's resignation offer (and the reasons for rejecting the resignation offer, if applicable).

Any director who tenders his or her resignation pursuant to the resignation policy shall not participate in the Nominations, Corporate Governance and Social Responsibility Committee's recommendation or Board action regarding whether to accept the resignation offer. If each member of the Nominations, Corporate Governance and Social Responsibility Committee is required to tender his or her resignation pursuant to the resignation policy in the same election, then the independent directors of our Board who are not required to tender a resignation pursuant to the resignation policy shall consider the resignation offers and make a recommendation to our Board.

To the extent that one or more directors' resignations are accepted by our Board, our Board in its discretion may determine either to fill such vacancy or vacancies or to reduce the size of the Board within the authorized range.

How many votes are needed to approve Proposals 2 and 3?

Proposals 2 and 3 require the affirmative vote of holders of a majority of voting power entitled to vote thereon, present virtually or represented by proxy, at the Annual Meeting. Proxy cards marked "abstain"

Proxy

will have the effect of an "AGAINST" vote for these proposals. Broker non-votes will have no effect on the outcome of Proposal 2. Because Proposal 3 is a routine proposal, broker non-votes will not be applicable.

The outcome of Proposal 2, the advisory vote on the approval of the compensation of our Named Executive Officers, will not be binding on us or the Board. However, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Are there any stockholder proposals this year?

No stockholder proposals are included in this Proxy Statement, and we have not received notice of any stockholder proposals to be raised at the Annual Meeting.

What if I want to change my vote(s)?

You may revoke your proxy prior to the close of voting at the Annual Meeting by any of the following methods:

- sending written notice of revocation to our Secretary, which must be received prior to the Annual Meeting;

- sending a signed proxy card bearing a later date, which must be received prior to the Annual Meeting;

- voting by telephone or on the Internet at a later date, but prior to the Annual Meeting; or

- attending the virtual Annual Meeting, revoking your proxy and voting virtually.

What is householding?

Householding is a cost-cutting procedure used by us and approved by the SEC to limit duplicate copies of our proxy materials being printed and delivered to stockholders sharing a household. Under the householding procedure, we send only one Notice or Annual Report and Proxy Statement to stockholders of record who share the same address and last name, unless one of those stockholders notifies us that the stockholder would like a separate Notice or Annual Report and Proxy Statement. A separate proxy card is included in the materials for each stockholder of record. A stockholder may notify us that the stockholder would like a separate Notice or Annual Report and Proxy Statement by phone at 415-421-7900 or by mail at the following mailing address: Williams-Sonoma, Inc., Attention: Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. If we receive such notification that the stockholder wishes to receive a separate Notice or Annual Report and Proxy Statement, we will promptly deliver such Notice or Annual Report and Proxy Statement. If you wish to update your participation in householding, you may contact your broker or our mailing agent, Broadridge Investor Communications Solutions, at 866-540-7095.

What if I received more than one proxy card?

If you received more than one proxy card, it means that you have multiple accounts with brokers and/or our transfer agent. You must complete each proxy card in order to ensure that all shares beneficially held by you are represented at the meeting. If you are interested in consolidating your accounts, you may contact your broker or our transfer agent, EQ Shareowner Services, at 800-468-9716.

Who pays the expenses incurred in connection with the solicitation of proxies?

We will pay all of the expenses incurred in preparing, assembling and mailing the Notice or this Proxy Statement and the materials enclosed. We have retained MacKenzie Partners, Inc. to assist in the solicitation of proxies at an estimated cost to us of approximately $13,000. Some of our officers or employees may solicit proxies personally or by telephone or other means. None of those officers or employees will receive special compensation for such services.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

In this proxy statement, the Company has disclosed information which may be considered forward-looking within the meaning of the U.S. federal securities laws. Forward-looking statements may appear throughout this proxy statement, including in the Corporate Governance Section, the Compensation Committee letter and the Compensation Discussion and Analysis. In some cases, you can identify these forward-looking statements by the use of terms such as "believe," "will," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "would," and "continue to," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to statements regarding our sustainability initiatives, our business opportunities, initiatives, strategy and related actions, and our financial targets and stockholder engagement. For information regarding risks and uncertainties associated with our business and a discussion of some of the factors that may cause actual results to differ materially from the results expressed or implied by such forward-looking statements, please refer to our SEC filings, including the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures about Market Risk" sections of our 2024 Annual Report on Form 10-K. The Company undertakes no obligation to update information in this proxy statement.

INFORMATION REFERENCED IN THIS PROXY STATEMENT

The content of the websites referred to in this proxy statement are not incorporated by reference into this proxy statement.

AVAILABILITY OF PROXY STATEMENT AND ANNUAL REPORT ON FORM 10-K

Pursuant to SEC rules, we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. Copies of this Proxy Statement and our Annual Report on Form 10-K, including the financial statements for fiscal 2025 as filed with the SEC, are available at our website at ir.williams-sonomainc.com/financial-reports-page and upon written request and without charge to any stockholder by writing to: Williams-Sonoma, Inc., Attention: Annual Report Administrator, 3250 Van Ness Avenue, San Francisco, California 94109.

San Francisco, California

May 6, 2026

Proxy

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APPENDIX A

Adjusted Return on Invested Capital ("Adjusted ROIC")

We believe that Adjusted ROIC is a useful financial ratio for investors in evaluating the efficiency and effectiveness of the capital we have invested in our business to generate returns over time. Our Adjusted ROIC calculation excludes certain items that we do not consider representative of our operating performance.

Adjusted ROIC is not a measure of financial performance under GAAP and should be considered in addition to, and not as a substitute for net earnings, total assets or other GAAP financial measures. Our method of calculating a non-GAAP financial ratio may differ from other companies' methods and therefore may not be comparable to those used by other companies. We also present the financial ratio calculated using the most directly comparable GAAP measures and refer to this as Return on Invested Capital ("ROIC"). The following tables reconcile ROIC to Adjusted ROIC:

Numerator (using the most directly comparable GAAP measures):

	For the Fiscal Year Ended	
(In thousands)	February 1, 2026	February 2, 2025
Operating income	$1,415,722	$1,430,184
Income tax[1]	(355,346)	(347,535)
Operating income after tax	$1,060,376	$1,082,649

---

[1] Reflects a hypothetical provision for income taxes on operating income, using the Company's effective tax rates of 25.1% for fiscal 2025 and 24.3% for fiscal 2024.

Numerator (adjusted):

	For the Fiscal Year Ended	
(In thousands)	February 1, 2026	February 2, 2025
Operating income	$1,415,722	$1,430,184
Out-of-period Freight Adjustment[1]	—	(48,972)
Operating lease costs[2]	310,736	299,105
Income tax adjustment[3]	(433,341)	(408,317)
Adjusted operating income after tax	$1,293,117	$1,272,000

---

[1] During Q1 2024, we determined that we over-recognized freight expense in fiscal 2021, 2022 and 2023. Therefore, we recorded an out-of-period adjustment to reduce cost of goods sold. We believe this is not related to the operations of fiscal 2024.

[2] We adjust for operating lease costs to align with the metrics we use to determine certain components of management compensation.

[3] Adjustment reflects a hypothetical provision for income taxes using the Company's effective tax rates of 25.1% for fiscal 2025 and 24.3% for fiscal 2024.

Denominator:

	As of		
(In thousands, except percentages)	February 1, 2026	February 2, 2025	January 28, 2024
Total assets	$ 5,411,912	$ 5,301,607	$ 5,273,548
Total current liabilities	(1,954,130)	(1,911,974)	(1,880,315)
Cash in excess of $200 million	(819,801)	(1,012,977)	(1,062,007)
Invested capital	$ 2,637,981	$ 2,376,656	$ 2,331,226
Average invested capital	$ 2,507,319	$ 2,353,941	
ROIC	42.3%	46.0%	
Adjusted ROIC	51.6%	54.0%	

First Quarter 2024 Out-of-Period Freight Adjustment

Subsequent to the filing of our fiscal 2023 Form 10-K, in April 2024, we determined that we over-recognized freight expense in fiscal 2021, 2022 and 2023 for a cumulative amount of $49 million. We evaluated the error, both qualitatively and quantitatively, and determined that no prior interim or annual periods were materially misstated. We then evaluated whether the cumulative amount of the over-accrual was material to our projected fiscal 2024 results, and determined the cumulative amount was not material. Therefore, our Consolidated Financial Statements for fiscal 2024 include an out-of-period adjustment of $49 million, recorded in the first quarter of fiscal 2024, to reduce cost of goods sold and accounts payable, which corrected the cumulative error on the balance sheet as of January 28, 2024.

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DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

LAURA ALBER
Director, President and Chief Executive Officer

ESI EGGLESTON BRACEY
Director

ANDREW CAMPION
Director

SCOTT DAHNKE
Board Chair

ANNE FINUCANE
Director

ARIANNA HUFFINGTON
Director

WILLIAM READY
Director

FRITS VAN PAASSCHEN
Director

MONICA BHARGAVA
President, Pottery Barn Brand

JEFF HOWIE
Executive Vice President, Chief Financial Officer

DAVID KING
Executive Vice President, General Counsel
and Secretary

KARALYN YEAROUT
Executive Vice President, Chief Talent Officer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, California 94109

STOCK EXCHANGE LISTING
New York Stock Exchange
Symbol: WSM

CORPORATE WEBSITE
williams-sonomainc.com

STOCKHOLDER/INVESTOR INFORMATION
ir.williams-sonomainc.com

VIRTUAL ANNUAL MEETING
Thursday, June 18, 2026
starting at 8:30 a.m. Pacific Time
Visit www.register.proxypush.com/wsm
to register for our virtual annual meeting

TRANSFER AGENT
EQ Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164
800-468-9716 – shareowneronline.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
555 Mission Street
San Francisco, California 94105

TRADEMARKS
Pottery Barn, Pottery Barn Kids, Pottery Barn Teen,
West Elm, Williams Sonoma, Williams Sonoma Home,
Mark and Graham, Rejuvenation, GreenRow, Outward,
Dormify

WILLIAMS-SONOMA, INC.

POTTERY BARN   POTTERY BARN KIDS   POTTERY BARN TEEN   WEST ELM   WILLIAMS SONOMA   WILLIAMS SONOMA HOME   MARK AND GRAHAM   REJUVENATION   GREENROW   DORMIFY

WILLIAMS-SONOMA, INC.

